Confidential draft registration statement no. 3 submitted to the Securities and Exchange Commission on August 22, 2018. This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information contained herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

ANAPLAN, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	7372	27-0897861
(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Anaplan, Inc.

50 Hawthorne Street

San Francisco, CA 94105

(415) 742-8199

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Frank Calderoni

Chief Executive Officer

Anaplan, Inc.

50 Hawthorne Street

San Francisco, CA 94105

(415) 742-8199

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brooks Stough, Esq. Richard C. Blake, Esq. Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP 1200 Seaport Blvd. Redwood City, CA 94063 (650) 321-2400	Gary Spiegel, Esq. Vice President, Legal Anaplan, Inc. 50 Hawthorne Street San Francisco, CA 94105 (415) 742-8199	John L. Savva, Esq. Sullivan & Cromwell LLP 1870 Embarcadero Road Palo Alto, CA 94303 (650) 461-5600

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer”, “smaller reporting company” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒ (Do not check if a smaller reporting company)	Smaller reporting company	☐
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☒

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common Stock, $0.0001 par value	$	$

(1)	Estimated pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

EXPLANATORY NOTE

Pursuant to the applicable provisions of the Fixing America’s Surface Transportation Act, we are omitting our financial statements for the three months ended April 30, 2017 and 2018, because they relate to historical periods that we believe will not be required to be included in the prospectus at the time of the contemplated offering. We intend to amend the registration statement to include all financial information required by Regulation S-X at the date of such amendment before distributing a preliminary prospectus to investors.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion. Dated                     , 2018.

                Shares

Anaplan, Inc.

Common Stock

This is an initial public offering of shares of common stock of Anaplan, Inc. All of the              shares of common stock are being sold by the company.

Prior to this offering, there has been no public market for the common stock. It is currently estimated that the initial public offering price per share will be between $        and $        . Application will be made for the quotation of the common stock on the                 under the symbol “PLAN.”

We are an “emerging growth company” as defined under the federal securities laws and, as such, we have elected to comply with reduced reporting requirements for this prospectus and may elect to do so in future filings.

See “Risk Factors” beginning on page 15 to read about factors you should consider before buying shares of the common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$	$
Underwriting discount(1)	$	$
Proceeds, before expenses, to Anaplan	$	$

(1)	See “Underwriting” for a description of the compensation payable to the underwriters.

To the extent that the underwriters sell more than                  shares of common stock, the underwriters have the option to purchase up to an additional                  shares from us at the initial public offering price less the underwriting discount.

The underwriters expect to deliver the shares against payment in New York, New York on                     , 2018.

Goldman Sachs & Co. LLC	Morgan Stanley

Barclays

KeyBanc Capital Markets	Canaccord Genuity	Evercore ISI

JMP Securities	Needham & Company	Piper Jaffray	SunTrust Robinson Humphrey

Prospectus dated                     , 2018.

Through and including                     , 2018 (25 days after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

Neither we nor any of the underwriters have authorized anyone to provide any information or to make any representations other than those contained in this prospectus or in any free writing prospectuses we have prepared. We and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus or in any applicable free writing prospectus is current only as of its date, regardless of its time of delivery or any sale of shares of our common stock. Our business, financial condition, results of operations, and prospects may have changed since that date.

Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus or any free writing prospectus we may provide to you in connection with this offering in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus and any such free writing prospectus outside of the United States.

PROSPECTUS SUMMARY

This summary highlights certain information contained elsewhere in this prospectus. This summary is not complete and does not contain all of the information you should consider in making your investment decision. You should read the entire prospectus carefully before making an investment in our common stock. You should carefully consider, among other things, our consolidated financial statements and the related notes and the sections titled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus.

Overview

Anaplan is pioneering the category of Connected Planning, which allows organizations to transform their businesses by making better and faster decisions.

We believe Connected Planning is the next essential cloud category. It fundamentally transforms planning by connecting people, data, and plans to enable real-time planning and decision-making in rapidly changing business environments. Connected Planning improves business success by placing the power of planning in the hands of every individual at every level within and between organizations.

Connected Planning represents a fundamental shift from the legacy approach to planning, which is typically confined to the finance department and uses a patchwork of outdated and disconnected tools and manual processes that are often overly complex, slow, inefficient, and static. Connected Planning enables dynamic, collaborative, and intelligent planning across all areas of an organization, including finance, sales, and supply chain, and other corporate functions such as marketing, human resources, and operations.

Our cloud platform is a complete end-to-end solution that addresses the Connected Planning needs of all organizations with a focus on the largest global enterprises. We define large global enterprises as companies included in the Forbes Global 2000, or the Global 2000, an annual ranking of the largest public companies in the world by Forbes magazine. We empower customers to quickly and easily build models to address their most complex business challenges. Our powerful modeling engine, which is based on our proprietary Hyperblock™ technology, enables thousands of concurrent users to access a centralized single source of information for planning, ensuring the consistency, quality, and integrity of the data. Our innovative in-memory architecture allows customers to rapidly run alternative scenarios to understand the impact of changes in business assumptions. This functionality allows users to view and assess the impact of assumptions on plans and key performance indicators in real time. Our platform also leverages predictive analytics to produce actionable intelligence that gives our customers a competitive advantage. We are investing in artificial intelligence, including machine learning, to further enhance the predictive capabilities of our platform.

Our proprietary Hyperblock technology is at the core of our platform and was purpose-built for Connected Planning. This powerful in-memory modeling engine leverages 64-bit multi-core parallel processors to deliver calculations on a massive amount of data at very high speed in real time. Our platform unites traditionally distinct or disconnected database structures, including relational, columnar, and online analytical processing, or OLAP, with in-memory data storage and calculation. Our flexible data structure enables users to easily build and modify complex multi-dimensional models in a single modeling environment, scaling to thousands of concurrent users. Together, these technologies enable flexible modeling, widespread collaboration, and rapid calculation and iteration. As a result, our platform provides insights that were previously unavailable.

We put the success of our customers at the center of our culture, strategy, and investments. As thought leaders in Connected Planning, we have developed deep domain expertise and best practices that are crucial in addressing our customers’ planning challenges. By aligning our thought leadership, worldwide development and delivery capabilities, and local sales and service resources, our Customer First strategy drives exceptional value throughout our customers’ Connected Planning journeys. We view our Customer First strategy as core to capturing our Connected Planning vision and driving continued expansion in the use of our platform.

We focus our selling efforts on executives of large enterprises, who are often making a strategic purchase of our platform with the potential for broad use throughout their organizations. We use a “land and expand” sales strategy to capitalize on this potential. Our platform is often initially adopted within a specific line of business, including in finance, sales, and supply chain, and other corporate functions such as marketing, human resources, and operations, for one or more planning use cases. Once customers see the benefits of our platform for their initial use cases, they often increase the number of users, add new use cases, and expand to additional lines of business, divisions, and geographies. This expansion often generates a natural network effect in which the value of our platform increases as more use cases are adopted, more users are connected, and greater amounts of data are incorporated in our platform. We have been recognized for our single, enterprise-wide Connected Planning platform by Gartner in the July 2018 Magic Quadrant for Cloud Financial Planning and Analysis Solutions, the January 2018 Magic Quadrant for Sales Performance Management, the August 2018 Hype Cycle for Human Capital Management Technology, 2018, and included in the May 2018 The Gartner CRM Vendor Guide, 2018.

As of January 31, 2018, 864 customers were using our platform. Of these, 189, including 23 of our top 25 customers, were members of the Global 2000, which we believe presents our greatest growth opportunity. The revenue generated from these large global enterprises included in the Global 2000 represented 56%, 54%, and 54% of our total revenue in fiscal 2016, 2017, and 2018, respectively. The success of our “land and expand” strategy is validated by the expansion we have experienced in the use of our platform by our largest customers and by our dollar-based net expansion rates. Our top 25 customers by average annual recurring revenue as of January 31, 2018, 23 of which are large enterprise customers included in the Global 2000, had average annual recurring revenue of approximately $2.0 million, compared to the average annual recurring revenue represented by their initial purchase of approximately $360,000. The revenue from these 25 customers made up 29% of our total revenue in fiscal 2018. In addition, our annual dollar-based net expansion rate for Anaplan as a whole was approximately 135%, 123%, and 122% as of the end of fiscal 2016, 2017, and 2018, respectively. See “Market, Industry, and Other Data” for a description of how we calculate our dollar-based net expansion rate. While achieving and maintaining incremental sales to existing customers requires increasingly sophisticated and costly sales efforts, the introduction of new features and functionality to our platform, and customers realizing benefits through their initial adoption of our platform, we believe we have significant opportunities to further expand the use of our platform by our existing customers as well as to attract additional large customers.

We sell our cloud platform primarily through our direct sales team. We also have a broad network of consulting and implementation partners to extend our customer reach and help accelerate the sale and delivery of our platform as a supplement to our direct sales force. Our global partners, including global strategic consulting firms and global systems integrators, often promote our platform as their clients examine how to plan more effectively to achieve organizational transformation or improve business processes. We also partner with leading regional consulting firms and implementation partners. These highly skilled regional partners not only provide subject-matter expertise in the implementation of specific use cases, but they also act as an extension of our direct sales force by identifying and referring opportunities to us. We and our partners create pre-packaged applications that are available on our App Hub marketplace to further accelerate the adoption and expansion of our platform. In the trailing twelve

months ended July 31, 2018,             % of our closed transactions were generated through leads originated from our partners, and as of July 31, 2018, we had more than                applications on App Hub.

We also offer professional services, including consulting, implementation, and training, but are increasingly leveraging our partners to provide these services. This evolving model of service delivery has enabled us to reduce our services revenue from $29.1 million to $24.8 million in fiscal 2017 and 2018, respectively, while increasing subscription revenue from $91.4 million to $143.5 million during the same periods. As a result of this strategy, our subscription revenue as a percentage of total revenue increased from 76% in fiscal 2017 to 85% in fiscal 2018.

We have grown rapidly in recent periods. For fiscal 2016, 2017, and 2018, our revenue was $71.5 million, $120.5 million, and $168.3 million, respectively, and our subscription revenue was $50.8 million, $91.4 million, and $143.5 million, respectively, representing a year-over-year subscription revenue growth rate of 80% and 57%, respectively. For fiscal 2016, 2017, and 2018, our net loss was $54.2 million, $40.2 million, and $47.6 million, respectively.

Industry Background

Existing planning processes are broken in a number of fundamental ways:

•

Planning Has Been Centralized.    Traditionally, planning has been confined to dedicated planners within the finance department. Organizations are now decentralizing decision-making by empowering departmental leaders, regional heads, and individual employees to make decisions based on the corporate strategy and business realities they observe. It has become critically important to have visibility and collaboration across the whole organization to facilitate quicker, more informed, and more effective decision-making.

•

Planning Has Been Backward-Looking.    One of the major limitations of effective planning has been its focus on the past rather than the future. Organizations have often attempted to plan and iterate future scenarios but have been constrained by their inability to incorporate current, consistent, and accurate data in a timely manner.

•

Planning Processes Have Been Manual and Slow, Relying on Stale and Inaccurate Information.    Many organizations are still using a patchwork of outdated tools, including decentralized manual processes managed through spreadsheets and other point products. These processes often rely on contradictory and stale data and cannot deliver real-time insights across organizations.

•

Modern Technology Has Not Been Leveraged in the Planning Process.    Cloud architecture brings a vast number of improvements over legacy on-premises software. Mobile devices and ubiquitous internet connectivity are enabling people to work wherever, whenever, and however they want. Integration technologies enable users to connect different types of data and applications rapidly and reliably without requiring long and expensive systems integration projects.

•

Planning Processes Were Not Designed to Take Advantage of the Large Amount of Data Available Today.    Big data and cloud computing have led to an explosion in available data, providing access to more real-time information than ever before. Organizations today realize the need to take advantage of available data, in all its complexity, volume, and variety.

•	Planning Solutions Have Been Dependent on IT Departments. Today, organizations want a planning platform that enables every user, without the assistance of IT personnel, to rapidly build models, easily interact with and gain insights from their data, and holistically collaborate with peers across the organization.

Existing Solutions Do Not Meet the Needs of Organizations or Employees

•

Legacy Planning Products.    Legacy planning products are typically siloed, on-premises solutions, or cloud-enabled adaptations of on-premises solutions, designed to address the limited scope of historical planning approaches and have the following limitations:

•	Not Dynamic. Tend to be static, and do not allow for rapid iteration of scenarios.

•	Not Collaborative. Typically are siloed by department and reside only in the hands of specialists, limiting visibility and collaboration across the entire organization.

•	Not Intelligent. Often do not provide the comprehensive set of advanced predictive analytics and optimization tools necessary to enable actionable insights or informed decision-making.

•

Emerging Point Products.    Emerging point products are typically designed to address a narrow set of pre-defined use cases such as sales performance management, financial planning, or forecasting. The limitations of these products include:

•	Siloed Analyses. Designed to address a narrow set of uses cases and often can only provide answers to specific, standard questions using a confined data set.

•	Cannot Effectively Model. Often unable to quickly run and re-run alternative planning scenarios requiring a large amount of data from across the organization.

•	Lack of Platform Capabilities. Typically not built as platforms and therefore do not enable users to build an expanding number of models to address use cases across the organization.

•	Difficulty Scaling. Often not built to handle the demands of large global enterprises and cannot scale efficiently and effectively.

•

Manual Processes.    In many organizations, data is primarily gathered, maintained and updated using individual, static, and manual productivity tools and processes. These processes are most often managed through spreadsheets. The limitations of these processes include:

•	Error Prone. Can frequently result in individual cell-level errors that are difficult to identify and correct.

•	Limited Scalability. Cannot effectively manage enterprise-sized data stores or execute calculations at scale.

•	Not Collaborative. Typically require users to attach their documents to emails, then manually relink cells and sheets, a process which is cumbersome, slow, and error prone.

•	Lack of Relevant Information. Often lack the breadth of information required to make informed decisions, or access only stale, incomplete, or incorrect data.

•	Lack of Data Governance and Security. Lack of a central data hub often results in data being lost or compromised.

Our Market Opportunity

We address a very large existing market of legacy and emerging business software categories, which are tracked in market research studies. According to International Data Corporation, or IDC, the

worldwide performance management and analytic applications software market is forecasted to be approximately $17 billion in 2018 and to grow to $21 billion by 2021. This market includes applications for customer relationship management, workforce management, supply chain management, production planning, services operations, and enterprise performance management.

Based on our experience with customers, however, we believe we address a greater opportunity not yet quantified by current market research studies because we are also disrupting numerous manual processes and tools traditionally used in enterprise planning.

Our Platform

Our cloud platform is designed to address the end-to-end Connected Planning needs of all organizations. Our platform has the power and functionality to address the most complex planning challenges of the largest global enterprises. It combines the:

•	multi-dimensionality of an OLAP tool;

•	querying power of a database;

•	ease of use of spreadsheets; and

•	raw analytical power of a calculation engine.

While the use cases for our platform are unbounded, our customers typically use our platform for:

•	Sales. Managing sales performance, including incentive compensation, territory and quota planning, sales forecasting, account segmentation and scoring, and sales capacity planning.

•	Finance. Managing financial and overall enterprise performance, including financial budgeting, planning, and forecasting.

•	Supply Chain. Managing supply chain performance, including demand planning, supply planning, sales and operations planning, inventory, and merchandise optimization.

•	HR. Managing workforce plans and performance, including workforce and headcount planning, workforce optimization planning, succession planning, and global compensation.

•	Marketing. Managing marketing performance, including trade promotion planning, pricing optimization, and marketing performance management.

•

Operations.    Managing performance for many additional operational areas including IT project budgeting and performance analysis, retail merchandise planning, call center planning, and resource capacity planning for professional services.

Benefits to Our Customers

Our customers use our platform to transform their businesses by making better and faster decisions. Our platform allows our customers to rapidly achieve productivity gains and cost savings, which can result in high returns on investment.

Our customers achieve these benefits as a result of the following key attributes of our platform:

•

Intelligent.    Customers can gain actionable intelligence by accessing data from both within and outside of the organization, integrating hundreds of applications and documents, and using advanced predictive analytics.

•	Collaborative. Customers can connect people, data, and plans to collaborate across the organization in real time without transferring data between point products and spreadsheets.

•	Dynamic. Customers can rapidly run alternative scenarios to understand the impact of changes in model assumptions.

•	Accurate. Customers can create a centralized single source of information for planning data, thus ensuring the consistency, quality, and integrity of the data utilized.

•

Scalable.    Customers can build models at massive scale that are deployed horizontally and vertically throughout organizations and allow thousands of concurrent users to access consistent data without sacrificing performance.

•	Easy to Implement and Use. Customers can rapidly build and easily modify and manage sophisticated models to address their specific needs without coding or relying on their IT departments.

•	Comprehensive. Customers can benefit from a comprehensive platform designed to be deployed horizontally and vertically throughout their organizations.

Our Technology

Our platform is built on a multi-tenant, cloud-native architecture, with our proprietary Hyperblock technology at its core. Key technology components of our platform include:

•

Purpose-Built with Hyperblock for Connected Planning.    Our proprietary technology combines a flexible data structure with in-memory storage and calculation, allowing users to make decisions in near-real time. The platform is deployed in a multi-tenant cloud environment to enable scale without degradation of quality across numerous users.

•

Flexible Data Structure.    Hyperblock fuses traditionally distinct or disconnected database structures, including relational, columnar, and OLAP, with in-memory data storage and calculation into a unified architecture.

•	In-Memory Data Engine. Hyperblock’s in-memory storage allows every cell to know its relationship to the rest of the data and automatically updates for any changes in that data set.

•	Cloud-Native, Multi-Tenant Architecture. We built our platform with a multi-tenant cloud architecture to allow planning in a scalable, versatile, and real-time manner.

•	Features and Capabilities Designed for Usability, Intelligence and Security. Our platform enables our customers to model and optimize a vast array of processes within their organizations.

•	Natural Language Modeling. This technology gives business users powerful control over models by allowing them to create and modify models with clicks, not code.

•

Intelligence through Predictive Algorithms.    Our platform generates actionable intelligence and insights, which helps an organization make better decisions. Our platform supports predictive algorithms and optimization tools that solve both linear and mixed-integer programming problems, and we are investing significant research and development resources to strengthen our platform’s predictive capabilities.

•	Robust Security. We built robust security into our platform. Data at rest is stored in a proprietary, non-readable binary format and subject to full-disk AES-256 encryption; backups also use AES-256 encryption. A bring your own key, or BYOK, option enables our customers to own and manage their own encryption keys if required for compliance needs.

•

Governance and Administration.    We offer enterprise-grade governance tools, including the first Application Lifecycle Management, or ALM, capability in the Connected Planning category. Our ALM capability enables customers to effectively manage the development, testing, deployment, and ongoing maintenance of models without disrupting the production environment.

•

Data Management.    Our platform’s features enable users to create a data hub to greatly accelerate the realization of Connected Planning by providing a single, accurate, and consistent data repository for users across an organization.

•

Interoperability and Extensibility.    Our platform enables our customers to model and optimize a vast array of processes within their organizations utilizing data from many sources. Our platform also integrates with the products of leading technology partners and it supports open API standards-based data sharing.

Our Growth Strategy

Key elements of our growth strategy include:

•

Drive New Customer Acquisition.    While we have enjoyed rapid customer growth, we believe we are still in the very early stages of penetrating our addressable market. We strive to make our platform the preferred planning foundation for large enterprises, which we believe have the largest communities of potential users and face the most complex planning challenges.

•

Expand within Existing Customers.    We aim to drive Connected Planning across the entire organization to help our customers benefit from the full value of our platform. Once customers see the benefits of our platform for their initial use cases, they often increase the number of users, add new use cases, and expand to additional lines of business, divisions, and geographies.

•	Continue to Expand Internationally. We have a significant opportunity to further expand and we intend to continue to invest in the use of our platform outside of the United States.

•

Broaden and Deepen our Partner Ecosystem.    Our partner ecosystem extends our geographic coverage, accelerates the usage and adoption of our platform, promotes thought leadership, and enables a more efficient delivery of service solutions. We intend to augment and deepen our relationships with global and regional partners.

•

Continue to Innovate and Extend our Technology Platform Leadership.    We plan to continue extending the functionality and breadth of our platform to broaden its appeal to potential new customers and increase opportunities for its expanded use by existing customers.

Risks Associated With Our Business

Our business is subject to numerous risks and uncertainties including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•

We have a limited history of operating at our current scale and under our current strategy, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future.

•	We have a history of net losses, we anticipate increasing our operating expenses in the future, and we do not expect to be profitable for the foreseeable future.

•	Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

•

Because we derive substantially all of our revenue from a single software platform, failure of Connected Planning solutions in general and our platform in particular to satisfy customer demands or to achieve increased market acceptance would adversely affect our business, results of operations, financial condition, and growth prospects.

•	If we are unable to attract new customers, both domestically and internationally, the growth of our revenue will be adversely affected and our business may be harmed.

•

Our business depends substantially on our customers renewing their subscriptions and expanding their use of our platform. Any decline in our customer renewals, renewals at a lower fee level, or failure by our customers to expand their use of our platform would harm our future operating results.

•	The markets in which we participate are intensely competitive, and if we do not compete effectively, our business and operating results could be adversely affected.

•

If we experience a security incident, our platform may be perceived as not being secure, our reputation may be harmed, customers may reduce the use of or stop using our platform, we may incur significant liabilities, and our business could be materially adversely affected.

•	Real or perceived errors, failures, bugs, service outages, or disruptions in our platform could adversely affect our reputation and harm our business.

•

We have experienced rapid growth in recent periods and expect to continue to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service, or adequately address competitive challenges.

•

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

•

Our global operations and sales to customers outside the United States or with international operations subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition.

If we are unable to adequately address these and other risks we face, our business, financial condition, operating results, and prospects may be adversely affected.

Implications of Being an Emerging Growth Company

We qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of relief from certain reporting requirements and other burdens that are otherwise applicable generally to public companies. These provisions include:

•	reduced obligations with respect to financial data, including presenting only two years of audited financial statements and only two years of selected financial data;

•	an exception from compliance with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act;

•	reduced disclosure about our executive compensation arrangements in our periodic reports, proxy statements, and registration statements; and

•	exemptions from the requirements of holding non-binding advisory votes on executive compensation or golden parachute arrangements.

We may take advantage of these provisions for up to five years or such earlier time that we no longer qualify as an emerging growth company. We would cease to be an emerging growth company if we have more than $1.07 billion in annual revenues, have more than $700 million in market value of our capital stock held by non-affiliates or issue more than $1.0 billion of non-convertible debt over a three-year period. We may choose to take advantage of some but not all of these reduced reporting burdens.

In addition, under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards. Accordingly, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Corporate Information

We were formed in 2008 as Anaplan, LLC, a Delaware limited liability company. In July 2009, Anaplan, LLC converted into Anaplan, Inc., a Delaware corporation. Our principal executive offices are located at 50 Hawthorne Street, San Francisco, CA 94105, and our telephone number is (415) 742-8199. Our website address is www.anaplan.com. The information on, or that can be accessed through, our website is not part of this prospectus. We have included our website address as an inactive textual reference only. Except as otherwise indicated herein or as the context otherwise requires, references in this prospectus to “Anaplan,” “the company,” “we,” “us,” and “our” refer to Anaplan, Inc., a Delaware corporation, and its subsidiaries taken as a whole. Our fiscal year end is January 31, and our fiscal quarters end on April 30, July 31, October 31, and January 31. Our fiscal years ended January 31, 2016, 2017, and 2018 are referred to herein as fiscal 2016, fiscal 2017, and fiscal 2018. The Anaplan logo, “Anaplan,” “Hyperblock,” and our other registered and common law trade names, trademarks, and service marks are the property of Anaplan, Inc. or our subsidiaries. This prospectus contains additional trade names, trademarks, and service marks of other companies that are the property of their respective owners. We do not intend our use or display of other companies’ trade names, trademarks, or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

THE OFFERING

Common stock offered by us	shares

Option to purchase additional shares from us	We have granted the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to additional shares from us.

Common stock to be outstanding immediately after this offering	shares ( shares if the underwriters exercise their option to purchase additional shares in full)

Use of proceeds	We estimate that the net proceeds from this offering will be approximately $ million, or $ million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $ per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace and create a public market for our common stock. We expect to use the net proceeds from this offering for working capital and other general corporate purposes, including funding our operating needs. However, we do not currently have specific planned uses for the proceeds. We may also use a portion of our net proceeds to acquire or invest in complementary products, technologies, or businesses. However, we currently have no agreements or commitments to complete any such transactions. See “Use of Proceeds” on page 49.

Risk factors	See “Risk Factors” beginning on page 14 and the other information included in this prospectus for a discussion of factors you should consider carefully before deciding to invest in our common stock.

Proposed trading symbol	“PLAN ”

The number of shares of common stock to be outstanding after this offering is based on                  shares of common stock outstanding as of July 31, 2018, and excludes the following:

•	shares of common stock issuable upon the exercise of options outstanding as of July 31, 2018, with a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of options granted after July 31, 2018, with a weighted-average exercise price of $ per share;

•

            shares of common stock issuable upon the vesting and settlement of restricted stock units outstanding as of July 31, 2018, of which              shares of common stock subject to these restricted stock units are issuable upon at the earlier of April 15, 2019 or 185 days after the completion of this offering, as the time-based vesting requirement of these restricted stock units was satisfied as of July 31, 2018 and we expect the liquidity-event vesting requirement to be satisfied upon completion of this offering;

•	shares of common stock issuable upon the vesting and settlement of restricted stock units awarded after July 31, 2018;

•	shares of common stock issuable upon the exercise of a warrant outstanding as of July 31, 2018 with an exercise price of $ per share;

•	shares of common stock issuable upon the exercise of a warrant outstanding as of July 31, 2018 with an exercise price of $ per share; and

•

            shares of common stock reserved for future issuance under our equity compensation plans, consisting of                  shares of common stock that were reserved for issuance under our 2012 Stock Plan as of July 31, 2018,                  shares of common stock reserved for issuance under our 2018 Equity Incentive Plan, which will become effective in connection with the completion of this offering and                  shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering. Our 2018 Equity Incentive Plan and 2018 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under these plans, as more fully described in “Executive Compensation—Equity Plans.” On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2012 Stock Plan will be added to the shares reserved under the 2018 Equity Incentive Plan in effect following the completion of this offering and we will cease granting awards under the 2012 Stock Plan.

Unless otherwise indicated, all information in this prospectus assumes:

•	the automatic conversion of shares of our preferred stock outstanding as of July 31, 2018, into an aggregate of shares of our common stock immediately prior to the completion of this offering;

•

the automatic conversion of an outstanding warrant to purchase                  shares of our preferred stock into a warrant to purchase                  shares of our common stock, which will occur by the terms of the warrant and without any action on the part of the holder of such warrant immediately prior to the completion of this offering;

•	the filing of our amended and restated certificate of incorporation and the effectiveness of our amended and restated bylaws immediately prior to the completion of this offering;

•	no exercise of the underwriters’ option to purchase additional shares; and

•

no exercise or cancellation of outstanding options or warrants, no settlement of outstanding restricted stock units and no acceleration of vesting of any restricted stock subsequent to July 31, 2018; however, shares of common stock reserved for future issuance in respect of any such awards issued under our 2012 Stock Plan that expire, terminate, or are forfeited will become available under our 2018 Equity Incentive Plan.

SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA

The following tables set forth a summary of our historical consolidated financial data. The consolidated statements of operations data for fiscal 2016, 2017, and 2018 are derived from our audited consolidated financial statements included elsewhere in this prospectus. You should read this data together with our audited consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.” Our historical results are not necessarily indicative of our future results.

	Year Ended January 31,
	2016	2017	2018
	(in thousands, except per share data)
Revenue:
Subscription revenue	$50,772	$91,416	$143,542
Professional services revenue	20,753	29,083	24,805

Total revenue	71,525	120,499	168,347

Cost of revenue:
Cost of subscription revenue(1)	7,655	9,072	19,927
Cost of professional services revenue(1)	22,849	30,335	32,058

Total cost of revenue	30,504	39,407	51,985

Gross profit	41,021	81,092	116,362

Operating expenses:
Research and development(1)	19,288	23,868	30,908
Sales and marketing(1)	55,279	73,656	100,654
General and administrative(1)	19,313	22,503	30,719

Total operating expenses	93,880	120,027	162,281

Loss from operations	(52,859)	(38,935)	(45,919)
Interest income, net	55	88	108
Other expense, net	(1,343)	(835)	(482)

Loss before income taxes	(54,147)	(39,682)	(46,293)
Provision for income taxes	(80)	(512)	(1,261)

Net loss	(54,227)	(40,194)	(47,554)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(4.62)	$(2.92)	$(2.51)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	11,741	13,774	18,956

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			$(0.54)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			88,212

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,
	2016	2017	2018
	(in thousands)
Cost of subscription revenue	$305	$49	$148
Cost of professional services revenue	122	336	507
Research and development	452	634	742
Sales and marketing	1,363	2,555	3,496
General and administrative	1,266	2,529	3,746

Total stock-based compensation expense	$3,508	$6,103	$8,639

(2)

See Notes 1 and 10 of the notes to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	January 31, 2018
	Actual	Pro Forma(1)	Pro Forma as Adjusted(2)(3)
	(in thousands)
Cash and cash equivalents	$110,898	$110,898	$
Working capital	63,925	63,925
Total assets	246,747	246,747
Deferred revenue, current and non-current	101,286	101,286
Convertible preferred stock	7	—
Total stockholders’ equity	111,639	111,639

(1)

The pro forma consolidated balance sheet data reflects (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of 73,605,861 shares of common stock; and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering.

(2)

The pro forma as adjusted consolidated balance sheet data reflects (i) the pro forma adjustments described in footnote (1) above; and (ii) the sale by us of                  shares of common stock in this offering at the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

(3)

Each $1.00 increase (decrease) in the assumed initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity by approximately $        million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting assumed underwriting discounts and commissions. We may also increase (decrease) the number of shares we are offering. An increase (decrease) of 1.0 million in the number of shares we are offering would increase (decrease) each of pro forma as adjusted cash and cash equivalents, working capital, total assets, and total stockholders’ equity by approximately $        million, assuming the assumed initial public offering price per share remains the same, after deducting assumed underwriting discounts and commissions. The pro forma as adjusted information is illustrative only, and we will adjust this information based on the actual initial public offering price, number of shares offered, and other terms of this offering determined at pricing.

Key Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

	January 31, 2016	January 31, 2017	January 31, 2018
Customers	434	662	864
Dollar-based net expansion rate	135%	123%	122%

For a discussion of our key metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks described below, as well as the other information in this prospectus, including our consolidated financial statements and the related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” before deciding whether to invest in our common stock. The occurrence of any of the events or developments described below could materially and adversely affect our business, financial condition, results of operations, and growth prospects. In such an event, the market price of our common stock could decline, and you may lose all or part of your investment. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also impair our business operations. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of a number of factors, including the risks described below. See “Information Regarding Forward-Looking Statements.”

We have a limited history of operating at our current scale and under our current strategy, which makes it difficult to predict our future operating results, and we may not achieve our expected operating results in the future.

While we were originally formed as Anaplan, LLC in 2008 and first introduced our business planning platform in 2011, much of our growth has occurred over the last two years. Over the last two years we have hired new senior management, substantially increased our sales and customer success headcount, shifted our sales strategy to increase our focus on large global enterprises, which we define as companies that are members of the Forbes Global 2000, or Global 2000, and increased our reliance on partners to accelerate our sales process and provide implementation services. We have also substantially increased our engineering headcount and increased the frequency of our product enhancements and releases. As we have a limited history of operations at our current scale and under our current strategy, our ability to forecast our future operating results and plan for and model future growth is limited and subject to a number of uncertainties. In addition, we have encountered and will encounter risks and uncertainties frequently experienced by growing companies in rapidly changing markets. If the assumptions regarding these risks and uncertainties are incorrect or change, or if we do not execute on our strategy and manage these risks and uncertainties successfully, our operating results could differ materially from our expectations and those of securities analysts and investors, and our business could suffer and the trading price of our common stock could decline.

We have a history of net losses, we anticipate increasing our operating expenses in the future, and we do not expect to be profitable for the foreseeable future.

We have incurred significant losses in each period since our inception, including net losses of $54.2 million, $40.2 million, and $47.6 million and $        million, respectively, in fiscal 2016, 2017, and 2018 and for the six months ended July 31, 2018. We had an accumulated deficit of $                million at July 31, 2018. Our losses and accumulated deficit reflect the substantial investments we have made to acquire new customers and develop our platform. We expect our operating expenses to increase substantially in the foreseeable future as we make investments and implement initiatives designed to grow our business, including:

•	expanding our sales and marketing organization to increase our overall customer base and expand sales within our current customer base;

•	expanding our offices and headcount internationally as we seek to continue to penetrate international markets;

•	investing in research and development to improve the capabilities of our platform;

•	growing our partner ecosystem;

•	making additional investments to broaden and deepen our user community;

•	expanding our infrastructure, both domestically and internationally, to support future growth; and

•	investing in legal, accounting, and other administrative functions necessary to support our operating as a public company.

These initiatives may prove more expensive than we currently anticipate, and we may not succeed in increasing our revenue, if at all, in an amount sufficient to offset these higher expenses and to achieve and sustain profitability. Growth of our revenue may slow or revenue may decline for a number of possible reasons, including a decrease in our ability to attract and retain customers, a failure to successfully implement our “land and expand” strategy, a failure to increase our number of partners, increasing competition, decreasing growth of our overall market, or an inability to timely and cost-effectively introduce new products and services that are favorably received by customers and partners. Furthermore, to the extent we are successful in increasing our customer base, we will also initially incur increased losses because costs associated with acquiring customers are generally incurred up front. In contrast, subscription revenue is generally recognized ratably over the terms of the agreements that last typically two to three years, although some customers commit for shorter periods. You should not consider our recent growth in revenue as indicative of our future performance. Accordingly, we cannot assure you that we will achieve or maintain profitability in the future.

Our quarterly results may fluctuate significantly and may not fully reflect the underlying performance of our business.

Our quarterly results of operations, as well as our key metrics discussed elsewhere in this prospectus, including the levels of our revenue, gross margin, cash flow, and deferred revenue, have fluctuated in the past and may vary significantly in the future, and quarter-to-quarter comparisons of our operating results and key metrics may not be meaningful. Accordingly, the results of any one quarter should not be relied upon as an indication of future performance. Our quarterly financial results and metrics may fluctuate as a result of a variety of factors, many of which are outside of our control and may not fully reflect the underlying performance of our business. These fluctuations could result in our failure to meet our expectations or those of securities analysts or investors. If we fail to meet these expectations for any particular period, the trading price of our common stock could decline significantly. Factors that may cause these quarterly fluctuations include, without limitation, those listed below:

•	our ability to maintain our existing customer base and attract new customers;

•	our ability to expand use of our platform by existing customers;

•	our ability to release platform updates and enhancements on a timely basis;

•	the addition or loss of large customers, including through acquisitions or consolidations;

•	our ability to successfully compete in our markets;

•	the timing of recognition of revenue;

•	the amount and timing of operating expenses;

•	the amount and timing of completion of professional services engagements;

•	changes in our pricing policies or those of our competitors;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies;

•	seasonal variations in sales of our software subscriptions, which have historically been highest in the fourth quarter of a calendar year but may vary in future quarters;

•

the timing and success of new product feature introductions by us or our competitors or any other change in the competitive dynamics of our industry, including consolidation among competitors, customers, or strategic partners;

•	the timing of expenses related to the development or acquisition of technologies or businesses and potential future charges for impairment of goodwill from acquired companies;

•	network outages or security breaches;

•	adverse litigation, judgments, settlements, or other litigation-related costs;

•	changes in the legislative or regulatory environment, such as with respect to privacy; and

•	general economic, industry, and market conditions, both domestically and internationally.

Because we derive substantially all of our revenue from a single software platform, failure of Connected Planning solutions in general and our platform in particular to satisfy customer demands or to achieve increased market acceptance would adversely affect our business, results of operations, financial condition, and growth prospects.

We derive and expect to continue to derive substantially all of our revenue from our cloud-based enterprise planning and performance management software platform. As such, the market acceptance of Connected Planning solutions in general and our platform in particular are critical to our continued success. Market acceptance of a cloud-based Connected Planning solution depends in part on market awareness of the benefits that Connected Planning can provide over legacy planning products, emerging point products and manual processes and organizations more broadly deploying planning solutions to their employees and across functional lines of business. In addition, in order for cloud-based Connected Planning solutions to be widely accepted, organizations must overcome any concerns with placing sensitive information on a cloud-based platform. The market for cloud-based Connected Planning solutions is at an early stage of development, and we cannot be sure that this market will expand in a manner that will support the growth of our business. In addition, demand for our platform in particular is affected by a number of other factors, some of which are beyond our control. These factors include continued market acceptance of our platform, the pace at which existing customers realize benefits from the use of our platform and decide to expand deployment of our platform across their business, the extent to which our customers involve a wider group of employees in planning, the timing of development and release of new products by our competitors, technological change, the perception of ease of use, reliability and security, the pace at which enterprises transform their business planning and performance management capabilities, and developments in data privacy regulations. In addition, we expect that the planning and performance management and integration needs of our large and midsize enterprise customers will continue to rapidly change and increase in complexity. We will need to improve the functionality, ease of use, and performance of our platform continually to meet those rapidly changing, complex demands. If we are unable to continue to meet customer demands or to achieve more widespread market acceptance of Connected Planning solutions in general or our platform in particular, our business operations, financial results, and growth prospects will be materially and adversely affected.

If we are unable to attract new customers, both domestically and internationally, the growth of our revenue will be adversely affected and our business may be harmed.

Our ability to achieve significant growth in revenue in the future will depend, in large part, upon the effectiveness of our marketing efforts, both domestically and internationally, and our ability to attract new customers. This may be particularly challenging where an organization has already invested substantial personnel and financial resources to integrate traditional strategic planning and management solutions into its business, as such organization may be reluctant or unwilling to invest in new products and services. Furthermore, as our industry matures or if competitors introduce lower cost and/or differentiated products or services that are perceived to compete with ours, our ability to sell to new customers based on factors such as pricing, technology, and functionality could be impaired. As a result, we may be unable to attract new customers at rates or on terms that would be favorable or comparable to prior periods, and our business, revenue, operating results, and financial condition could be adversely affected.

Our business depends substantially on our customers renewing their subscriptions and expanding their use of our platform. If our customers do not renew their subscriptions, if they renew on less favorable terms, or if they fail to add more users in more functional areas or upgrade to a higher level of functionality on our platform, our business and operating results will be adversely affected.

In order for us to maintain or improve our operating results, it is important that our customers renew their subscriptions when the initial contract term expires, add additional authorized users to their subscriptions, and upgrade to a higher level of functionality on the platform. Our customers generally enter into agreements with two- to three- year subscription terms and have no obligation to renew their subscriptions after the expiration of their initial subscription period. Our customers may decide not to renew their subscriptions with a similar contract period, at the same prices or terms or with the same or a greater number of authorized users or level of functionality. Some of our customers have elected not to renew their agreements with us, and we may not be able to accurately predict renewal rates.

In addition, our growth strategy is a land-and-expand strategy that depends in substantial part on our customers expanding the use of our platform in their organizations through use by additional users, use across more functional areas of their organization, including finance, sales, supply chain, marketing, human resources, and operations, and the purchase of subscriptions providing additional features and functionality. To increase the opportunities for further expanding the use of our platform by existing customers, we will need to introduce new features and functionality to our platform to more comprehensively address the needs of customers deploying our platform to address a wider variety of use cases. If our customers do not realize benefits through their initial adoption of our platform, or if they do not believe that they will realize additional benefits through broader deployment of our platform in other functional areas of their organizations, or in other uses cases, our ability to increase our revenue will suffer. Achieving incremental sales to our current customer base requires increasingly sophisticated and costly sales efforts that are targeted at senior management. If we are not able to attract the attention of senior management, our sales efforts may not be effective and our ability to increase our revenue will suffer.

If our customers do not renew their subscriptions, if they renew on less favorable terms, or if they fail to add more users in more functional areas or upgrade to a higher level of functionality on our platform, our business and operating results will be adversely affected.

The markets in which we participate are intensely competitive, and if we do not compete effectively, our business and operating results could be adversely affected.

The market for business planning software is highly competitive, with relatively low barriers to entry for some software or services. Our ability to compete successfully in our market depends on a number of factors, both within and outside of our control, including those factors set forth in “Business—Competition.” Any failure by us to compete successfully in any one of these or other areas may reduce the demand for our platform, as well as adversely affect our business, operating results, and financial condition.

Our competitors include Oracle Corporation, or Oracle, SAP AG, or SAP, and International Business Machines Corporation, or IBM, which are well-established providers of business planning and analytics software with long-standing relationships with many customers. Some customers may be hesitant to adopt cloud-based software such as ours or to purchase cloud-based software from us and may prefer to purchase from such legacy software vendors. Oracle, SAP, and IBM are larger than we are and have greater name recognition, longer operating histories, larger marketing budgets, and significantly greater resources than we do. These vendors, as well as other competitors, may offer business planning software on a standalone basis at a low price or bundled as part of a larger product sale. Our competitors may also seek to partner with other leading cloud providers.

We also face competition from custom-built software vendors and from vendors of specific applications, some of which offer cloud-based solutions, including Callidus Software Inc., a subsidiary of SAP, in sales performance management and Adaptive Insights Inc. in mid-market finance applications. We may also face competition from a variety of vendors of cloud-based and on-premises software products that address only a portion of the use cases addressed by our platform, including spreadsheets, which are used by virtually every business to some degree for business planning. Some of these applications may have greater functionality than our platform for the specific use cases for which they were designed, even if they lack the breadth of planning capabilities provided by our platform. In addition, other companies that provide cloud-based software in different target markets may develop software or acquire companies that operate in our target markets, and some potential customers may elect to develop their own internal software or simply use the manual processes that they have traditionally used. With the introduction of new technologies and market entrants, we expect competition to intensify in the future.

Many of our competitors have longer operating histories and greater name recognition than we do, and are able to devote greater resources to the development, promotion, and sale of their products and services than we can. Furthermore, our current or potential competitors may be acquired by third parties with greater available resources and the ability to initiate or withstand substantial price competition. In addition, many of our competitors have established marketing relationships, access to larger customer bases, and major distribution agreements with consultants, systems integrators, and resellers. Our competitors may also establish cooperative relationships among themselves or with third parties that may further enhance their product offerings or resources. If our competitors are successful in bringing their products or services to market earlier than ours or if their products or services are more technologically capable than ours, then our revenue could be adversely affected. In addition, some of our competitors may offer their products and services at a lower price. If we are unable to achieve our target pricing levels, our operating results would be negatively affected. Pricing pressures and increased competition could result in reduced sales, reduced margins, losses or a failure to maintain or improve our competitive market position, any of which could adversely affect our business.

Failure to effectively expand our sales and marketing capabilities could harm our ability to increase our customer base and achieve broader market acceptance of our service.

Our ability to increase our customer base, achieve broader market acceptance of our platform, grow our revenue, and achieve and sustain profitability will depend, to a significant extent, on our ability to effectively expand our sales and marketing operations and activities. Our sales and marketing expenses represent a significant percentage of our revenue, and our operating results will suffer if our sales and marketing expenditures do not contribute to increasing revenue as we anticipate. For example, during fiscal 2018 and the six months ended July 31, 2018, sales and marketing expenses represented 60% and     % of our revenue, respectively. We are substantially dependent on our direct sales force to obtain new customers. Over the last two years we have substantially increased the size of our direct sales force, and accordingly many of the new members of our sales force have not yet become fully productive. We plan to continue to expand our direct sales force both domestically and internationally. New hires require significant training and time before they achieve full productivity, particularly in new sales territories. Our recent hires and planned hires may not become as productive as quickly as we would like, and we may be unable to hire or retain sufficient numbers of qualified individuals in the future in the markets where we do business. Furthermore, hiring sales personnel in new countries can be costly, complex, and time-consuming, and requires additional set up and upfront costs that may be disproportionate to the initial revenue that we expect to receive from those countries. We believe that there is significant competition for direct sales personnel with the sales skills and technical knowledge that we require. Our ability to achieve significant revenue growth in the future will depend, in large part, on our success in recruiting, training, and retaining a sufficient number of direct sales personnel. Attrition rates may increase, and we may face integration challenges as we continue to seek to aggressively expand our sales force. Moreover, we do not have significant experience as an organization developing and implementing overseas marketing campaigns, and such campaigns may be expensive and difficult to implement. Our business will be harmed if our continuing investment in increasing our sales and marketing capabilities do not generate a significant increase in revenue.

Our growth depends in part on the success of our strategic relationships with third parties and their continued performance.

We have established strategic relationships with global strategic consulting firms, global systems integrators, regional consulting firms, implementation partners, and technology partners. In order to grow our business, we anticipate that we will need to broaden and deepen our partner ecosystem by continuing to establish and maintain relationships with such third parties. Identifying partners, and negotiating and documenting relationships with them, requires significant time and resources. Our competitors may be effective in providing incentives to third parties to favor their products or services or to prevent or reduce subscriptions to our services. In addition, acquisitions of our partners by our competitors could result in a decrease in the number of our current and potential customers, as our partners may no longer facilitate the adoption of our platform by potential customers.

If we are unsuccessful in establishing or maintaining our relationships with third parties, our ability to compete in the marketplace or to grow our revenue could be impaired, we could incur increased operating expenses and our operating results may suffer. Even if we are successful, we cannot assure you that these relationships will result in increased customer adoption or usage of our platform or increased revenue.

If we experience a security incident, our platform may be perceived as not being secure, our reputation may be harmed, customers may reduce the use of or stop using our platform, we may incur significant liabilities, and our business could be materially adversely affected.

Security incidents have become more prevalent across industries and may occur on our systems. These security incidents may be caused by or result in, but are not limited to, security breaches, computer malware or malicious software, computer hacking, denial of service attacks, security system control failures in our own systems or from vendors we use, email phishing, software vulnerabilities, social engineering, sabotage, and unintentional downloads of malware. Such security incidents, whether intentional or otherwise, may result from actions of hackers, criminals, nation states, vendors, employees, customers, or others. The techniques used to effect unauthorized penetration of computer systems are constantly evolving and have been increasing in sophistication. While we have security measures in place that are designed to protect customer information and prevent data loss and other security breaches, these measures could be breached as a result of third-party action, employee error, malfeasance, or otherwise. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently or may be designed to remain dormant until a predetermined event and often are not recognized until launched against a target, we may be unable to anticipate these techniques or implement sufficient control measures to defend against these techniques. Our users may also disclose or lose control of their passwords, or use the same of similar passwords on third parties’ systems, which could lead to unauthorized access to their accounts on our platform.

We may also experience disruptions, outages, and other performance problems on our systems due to service attacks, unauthorized access, or other security-related incidents. For example, third parties may conduct attacks designed to temporarily deny customers access to our services. Any successful denial of service attack could result in a loss of customer confidence in the security of our platform and damage to our brand.

Our platform involves the storage and transmission of our customers’ sensitive proprietary information, including their business and financial data. As a result, unauthorized access to customer data or security breaches could result in the loss, or unauthorized dissemination, of such data, which could seriously harm our or our customers’ businesses and reputations. Any of these security incidents could negatively affect our ability to attract new customers, cause existing customers to elect to not renew their subscriptions, result in reputational damage or subject us to third-party lawsuits, regulatory fines, or other action or liability, which could adversely affect our operating results. Any insurance coverage we may have related to security and privacy damages may not be adequate for liabilities actually incurred and we cannot be certain that insurance will continue to be available to us on economically reasonable terms, or at all. These risks are likely to increase as we continue to grow the scale and functionality of our platform and process, store, and transmit increasingly large amounts of our customers’ information and data, which may include proprietary or confidential data or personal or identifying information.

Real or perceived errors, failures, bugs, service outages, or disruptions in our platform could adversely affect our reputation and harm our business.

Our platform is complex, has contained defects and errors and may continue to contain undetected defects or errors. We are continuing to evolve the features and functionality of our platform through updates and enhancements, and as we do so, we may introduce additional defects or errors that may not be detected until after deployment by our customers. In addition, if our platform is not implemented or used correctly or as intended, inadequate performance and disruptions in service may result. Moreover, if we acquire companies or integrate into our platform technologies developed by third parties, we may encounter difficulty in incorporating the newly-obtained technologies into our platform and maintaining the quality standards that are consistent with our reputation. In addition, while we seek to maintain sufficient excess capacity in our operations infrastructure to meet the needs of all of our customers, we have experienced, and may in the future experience, disruptions, outages, and other performance problems.

Since our customers use our platform for important aspects of their business, any actual or perceived errors, defects, disruptions in service, outages, or other performance problems could damage our customers’ businesses. Any defects or errors in our platform and solutions, or the perception of such defects or errors, or other performance problems could result in any of the following, each of which could adversely affect our business and results of operations:

•	expenditure of significant financial and product development resources in efforts to analyze, correct, eliminate or work around errors or defects;

•	loss of existing or potential customers or partners;

•	interruptions or delays in sales of our platform;

•	delayed or lost revenue;

•	delay or failure to attain market acceptance;

•	delay in the development or release of new functionality or improvements to our platform;

•	negative publicity, which could harm our reputation;

•	sales credits or refunds for prepaid amounts related to unused subscription services;

•	diversion of development and customer service resources;

•	breach of warranty claims against us, which could result in an increase in our provision for doubtful accounts; and

•	an increase in collection cycles for accounts receivable or the expense and risk of litigation.

Although we have contractual protections, such as warranty disclaimers and limitation of liability provisions, in our standard terms and conditions of sale, they may not fully or effectively protect us from claims by customers, partners or other third parties. Any insurance coverage we may have may not adequately cover all claims asserted against us, or cover only a portion of such claims. A successful product liability, warranty, or other similar claim against us could have an adverse effect on our business, operating results, and financial condition. In addition, even claims that ultimately are unsuccessful could result in our expenditure of funds in litigation and divert management’s time and other resources.

Interruptions, delays in service or inability to increase capacity, including internationally, at our third-party data center facilities could impair the use or functionality of our platform, harm our business, and subject us to liability.

We currently serve our customers from third-party data center facilities operated by Equinix, Inc. located in California and Virginia in the United States, Amsterdam in the Netherlands, and Frankfurt in Germany. Any damage to, or failure of, our systems generally could interrupt service or impair the use or functionality of our platform. In addition, as we continue to increase the number of customers and users on our platform, we will need to increase the capacity of our data center infrastructure, including internationally. If we do not increase our capacity in a timely manner, customers could experience interruptions or delays in access to our platform, and we may not be able to attract potential customers in specific regions of the world unless we open data centers in those regions. As we continue to add data centers and capacity in our existing data centers, we may move or transfer our data and our customers’ data. Despite precautions taken during this process, any unsuccessful data transfers may impair the use or functionality of our platform. Any damage to, or failure of, our systems, or those of our third-party data centers, could result in impairment of or interruptions in service. Impairment of or interruptions in our service may reduce our revenue, cause us to issue credits or pay penalties, subject us to claims and litigation, cause our customers to terminate their subscriptions, and adversely affect our renewal rates and our ability to attract new customers. Our business will also be harmed if our customers and potential customers believe our platform is unreliable.

Because our platform is sold to large and midsize enterprises with complex operating environments, we encounter long and unpredictable sales cycles, which could adversely affect our operating results in a given period.

Our ability to increase revenue and achieve profitability depends, in large part, on widespread acceptance of our platform by large and midsize enterprises. As we target our sales efforts at these customers, we face greater costs, longer sales cycles and less predictability in completing some of our sales. As a result of the variability and length of the sales cycle, we have only a limited ability to forecast the timing of sales. A delay in or failure to complete sales could harm our business and financial results, and could cause our financial results to vary significantly from period to period. Our sales cycle varies widely, reflecting differences in potential customers’ decision-making processes, procurement requirements, and budget cycles, and is subject to significant risks over which we have little or no control, including:

•	customers’ budgetary constraints and priorities;

•	the timing of customers’ budget cycles;

•	the need by some customers for lengthy evaluations;

•	announcements of new products, features, or functionality by us or our competitors; and

•	the length and timing of customers’ approval processes.

In the enterprise market, a customer’s decision to use our platform may be an enterprise-wide decision, requiring us to expend substantial time, effort, and money educating enterprise customers as to the use and value of our platform. In addition, our ability to successfully sell our platform to large and midsize enterprises is dependent on us attracting and retaining sales personnel with experience in selling to larger organizations. Moreover, our target customers may prefer to purchase software that is critical to their business from one of our larger, more established competitors. Our typical sales cycles can range from three to nine months, and we expect that this lengthy sales cycle may continue or lengthen further. Longer sales cycles could cause our operating and financial results to suffer in a given period.

Because we recognize subscription revenue over the subscription term, downturns or upturns in new sales and renewals will not be immediately reflected in our operating results and may be difficult to discern.

We generally recognize subscription revenue from customers ratably over the terms of their contracts, which are typically two to three years, although some customers commit for shorter periods. As a result, most of the subscription revenue we report in each quarter are derived from the recognition of deferred revenue relating to subscriptions entered into during previous quarters. Consequently, a decline in new or renewed subscriptions in any single quarter will likely have only a small impact on our revenue for that quarter. However, such a decline will negatively affect our revenue in future quarters. Accordingly, the effect of significant downturns in sales and market acceptance of our platform, and potential changes in our pricing policies or rate of renewals, may not be fully apparent from our reported results of operations until future periods.

In addition, a significant majority of our costs are expensed as incurred, while subscription revenue is recognized over the life of the customer agreement. As a result, increased growth in the number of our customers could continue to result in our recognition of more costs than revenue in the earlier periods of the terms of our agreements with them. Our subscription model also makes it difficult for us to rapidly increase our revenue through additional sales in any period, as revenue from new customers must be recognized over the applicable subscription term.

In addition, professional services revenue is recognized as the services are performed or upon the completion of the project, depending on the type of professional services arrangement involved. Professional services engagements typically span from a few weeks to several months, which can make it difficult to predict the timing of revenue recognition for such services and the corresponding effects on our results of operations. Professional services revenue has fluctuated and may continue to fluctuate significantly from period to period. In addition, because professional services expenses are recognized as the services are performed, professional services, and total margins can significantly fluctuate from period to period.

The sum of our revenue and changes in deferred revenue may not be an accurate indicator of business activity within a period.

Investors or analysts sometimes look to the sum of revenue and changes in deferred revenue, sometimes referred to as “estimated billings,” as an indicator of business activity in a period for businesses such as ours. However, these measures may significantly differ from underlying business activity for a number of reasons including:

•

a relatively large number of transactions occur at the end of the quarter. Invoicing of those transactions may or may not occur before the end of the quarter based on a number of factors including receipt of information from the customer, volume of transactions, and holidays. A shift of a few days has little economic impact on our business, but will shift deferred revenue from one period into the next;

•	multi-year upfront billings may distort trends;

•	subscriptions that have deferred start dates; and

•	services that are invoiced upon delivery.

Accordingly, we do not believe that estimated billings is an accurate indicator of future revenue for any given period of time. However, many companies that provide subscriptions report changes in estimated billings as a key operating or financial metric, and it is possible that analysts or investors may view this metric as important. Thus, any changes in our estimated billings could adversely affect the market price of our common stock.

Changes in our subscription or pricing models could adversely affect our operating results.

As the markets for our software subscriptions grow, as new competitors introduce new products or services that compete with ours or as we enter into new international markets, we may be unable to attract new customers at the same price or based on the same pricing model as we have historically used. Regardless of pricing model used, large customers may demand higher price discounts than in the past. As a result, we may be required to reduce our prices, offer shorter contract durations or offer alternative pricing models, which could adversely affect our revenue, gross margin, profitability, financial position, and cash flow.

We have experienced rapid growth in recent periods and expect to continue to invest in our growth for the foreseeable future. If we fail to manage our growth effectively, we may be unable to execute our business plan, maintain high levels of service, or adequately address competitive challenges.

We have recently experienced a period of rapid growth in our headcount and operations. Our revenue grew from $71.5 million in fiscal 2016 to $168.3 million in fiscal 2018. Our number of full-time employees has increased significantly over the last few years, from 558 employees as of January 31, 2016 to             employees as of July 31, 2018. During this period, we also established operations in a number of countries outside the United States. We have also significantly increased the size of our customer base.

We anticipate that we will continue to significantly expand our operations and headcount in the near term, including internationally. We sell our platform to customers in 46 countries and have employees in North America, Europe and Asia. We plan to continue to expand our operations into other countries in the future. This growth has placed, and future growth will place, a significant strain on our management, administrative, operational, and financial infrastructure. Our success will depend in part on our ability to manage this growth effectively and execute our business plan. To manage the expected growth of our operations and personnel, we will need to continue to improve our operational, financial, and management controls and our reporting systems and procedures, and we will need to ensure that we maintain high levels of customer support. Failure to effectively manage growth and execute our business plan could result in difficulty or delays in increasing the size of our customer base, declines in quality of customer support or customer satisfaction, increases in costs, difficulties in introducing new features or other operational difficulties, and any of these difficulties could adversely affect our business performance and results of operations.

We invest significantly in research and development, and to the extent our research and development investments are not directed efficiently or do not result in material enhancements to our platform, our business and results of operations would be harmed.

A key element of our strategy is to invest significantly in our research and development efforts to enhance the features, functionality, performance, and ease of use of our platform to address additional applications and use cases that will broaden the appeal of our platform and facilitate the broad use of our platform across the largest enterprise customers. If we do not spend our research and development budget efficiently or effectively on compelling innovation and technologies, our business may be harmed and we may not realize the expected benefits of our strategy. Moreover, research and development projects can be technically challenging and expensive. As a result of the nature of research and development cycles, there will be delays between the time we incur expenses associated with research and development activities and the time we are able to offer compelling enhancements to our platform and generate revenue, if any, from those activities. Additionally, anticipated customer demand for a platform enhancement we are developing could decrease after the development cycle has commenced. If we expend a significant amount of resources on research and development efforts that do not lead to the successful introduction of functionality or platform improvements that are competitive in our current or future markets our business and results of operations will suffer.

If we fail to continue to enhance our platform and adapt to rapid technological change, our ability to remain competitive could be impaired.

The industry in which we compete is characterized by rapid technological change, frequent introductions of new products, and evolving industry standards. Our ability to attract new customers and increase revenue from existing customers will depend in significant part on our ability to anticipate industry standards and trends and continue to enhance our platform, introduce new functionality, update our infrastructure on a timely basis to broaden the appeal of our platform to potential new customers, provide an intuitive and user-friendly interface, increase the opportunities for further expanding the use of our platform by existing customers, and keep pace with technological developments. The success of any enhancement, new functionality, or infrastructure development depends on several factors, including timely completion and market acceptance. Any new enhancement, functionality, or infrastructure development might not be introduced in a timely or cost-effective manner and might not achieve the broad market acceptance necessary to generate significant revenue. If any of our competitors implements new technologies before we are able to implement them, those competitors may be able to provide more effective products than ours at lower prices.

We have experienced, and may in the future experience, delays in the planned release dates of enhancements to our platform. Delays could result in adverse publicity, loss of sales, delay in market acceptance of our platform, any of which could cause us to lose existing customers or impair our ability to attract new customers. In addition, the introduction of new products and services by competitors or the development of entirely new technologies to replace existing offerings could make our platform obsolete or adversely affect our ability to compete. Any delay or failure in the introduction of enhancements, functionality, or infrastructure developments could harm our business, results of operations, and financial condition.

Our platform must also integrate with a variety of third-party technologies, and we need to continuously modify and enhance our platform to adapt to changes in cloud-enabled hardware, software, networking, browser, and database technologies. Any failure of our platform to operate effectively with existing or future technologies could reduce the demand for our platform, resulting in customer dissatisfaction and harm to our business. Further, the emergence of new industry standards related to strategic planning and operational execution products and services may adversely affect the demand for our platform. In addition, because our platform is cloud-based, we need to continually enhance and improve our platform to keep pace with changes in Internet-related hardware, software, communications, and database technologies and standards. Any failure of our platform to operate effectively with future hardware or software technologies, or to comply with new industry standards, could reduce the demand for our platform and harm our business, results of operations, and financial condition.

Our business could be adversely affected if our customers are not satisfied with the implementation services provided by us or our partners.

Our business depends on the professional services that are performed to help our customers use our platform. Professional services may be performed by our own staff, by a third-party partner or by a combination of the two. Our strategy is to work with partners to increase the breadth of capability and depth of capacity for delivery of these services to our customers, and we expect the number of our partner-led implementations to continue to increase over time. If a customer is not satisfied with the quality of work performed by us or a partner or with the type of professional services or functionality delivered, even if we are not contractually responsible for the partner services, then we could incur additional costs to address the situation, the profitability of that work might be impaired and the customer’s dissatisfaction with our or our partner’s services could damage our ability to expand the scope of functionality subscribed to by that customer. In addition, negative publicity related to our customer relationships, regardless of its accuracy, may further damage our business by affecting our ability to compete for new business with current and prospective customers.

We typically provide service level commitments under our customer contracts. If we fail to meet these contractual commitments, we could be obligated to provide credits or refunds for prepaid amounts related to unused subscription services or face contract terminations, which could adversely affect our revenue.

Our customer agreements typically provide service level commitments on a monthly basis. If we are unable to meet the stated service level commitments or suffer extended periods of unavailability for our platform, we may be contractually obligated to provide these customers with service credits, or we could face contract terminations, in which case we would be subject to refunds for prepaid amounts related to unused subscription services. Our revenue could be significantly affected if we suffer unexcused downtime under our agreements with our customers. Any extended service outages could adversely affect our reputation, ability to attract new customers and retain existing customers, revenue, and operating results.

Any failure to offer high-quality technical support services may adversely affect our relationships with our customers and our financial results.

Once our platform is implemented, our customers depend on our support organization to resolve technical issues or perceived technical issues relating to the platform. We may be unable to respond quickly enough to accommodate short-term increases in customer demand for support services. We also may be unable to modify the format of our support services to compete with changes in support services provided by our competitors. Increased customer demand for these services, without corresponding revenue, could increase costs and adversely affect our operating results. In addition, our sales process is highly dependent on our business reputation and on positive recommendations from our existing customers. Any failure to maintain high-quality technical support, or a market perception that we do not maintain high-quality support, could adversely affect our reputation, our ability to sell subscriptions to our platform to existing and prospective customers and our business, operating results, and financial position.

If we fail to develop, maintain, and enhance widespread brand awareness cost-effectively, our business may suffer.

We believe that developing, maintaining, and enhancing widespread awareness of our brand in a cost-effective manner is critical to achieving widespread acceptance of our platform, attracting new customers, and maintaining existing customers. For example, widespread awareness of our brand is critical to ensuring that we are invited to participate in requests for proposals from prospective customers. We have made, and will continue to make, significant investments to promote our brand. However, brand promotion activities may not generate customer awareness or increase revenue, and, even if they do, any increase in revenue may not offset the expenses we incur in building our brand. If we fail to successfully promote and maintain our brand, or incur substantial expenses, we may fail to attract or retain customers necessary to realize a sufficient return on our brand-building efforts or to achieve the widespread brand awareness that is critical for broad customer adoption of our platform. We believe that the importance of our brand and reputation will increase as competition in our market further intensifies.

In addition, independent industry analysts often provide reviews of our platform, as well as the products and services of our competitors, and perception of our platform in the marketplace may be significantly influenced by these reviews. If these reviews are negative, or less positive as compared to those of our competitors’ products and services, our brand may be adversely affected. Additionally, the performance of our partners may affect our brand and reputation if customers do not have a positive experience with our partners’ services. Negative publicity, whether or not justified, relating to events or activities attributed to us, our employees, our partners or others associated with any of these parties, may tarnish our reputation and reduce the value of our brand. Damage to our reputation and loss of brand equity may reduce demand for our platform and have an adverse effect on our business, operating results, and financial condition. Moreover, any attempts to rebuild our reputation and restore the value of our brands may be costly and time consuming, and such efforts may not ultimately be successful.

We depend on the experience and expertise of our senior management team and certain key employees, and the loss of any executive officer or key employee, or the inability to identify and recruit executive officers and key employees in a timely manner, could harm our business, operating results, and financial condition.

Our success depends largely upon the continued services of our key executive officers and certain key employees. We rely on our executive officers and key employees in the areas of business strategy, research and development, marketing, sales, services, and general and administrative functions. From time to time, there may be changes in our executive management team or key employees resulting from the hiring or departure of executives or key employees, which could disrupt our business. We do not maintain key-man insurance for any member of our senior management team or any other employee. We do not have employment agreements with our executive officers or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment with us at any time. The loss of one or more of our executive officers or key employees could have a serious adverse effect on our business.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers with high levels of experience in designing and developing software for Internet-related services, and for direct sales personnel. In particular, competition is intense for experienced software and cloud infrastructure engineers in San Francisco in the United States and London and York in the U.K., our primary development locations. We have, from time to time, experienced, and we expect to continue to experience, difficulty in hiring and retaining employees with appropriate qualifications. Many of the companies with which we compete for experienced personnel have greater resources than we have. If we hire employees from competitors or other companies, their former employers may attempt to assert that these employees or our company have breached their legal obligations, resulting in a diversion of our time and resources and potentially in litigation. In addition, job candidates and existing employees often consider the value of the stock awards they receive in connection with their employment. If the perceived value of our stock awards declines, it may adversely affect our ability to recruit and retain highly skilled employees. If we fail to attract new personnel or fail to retain and motivate our current personnel, our business and future growth prospects could be adversely affected.

Our senior management team, including members of our financial and accounting staff, has worked at the company for a limited time.

Our Chief Executive Officer, Frank Calderoni, joined us in January 2017 and our Chief Revenue Officer, Steven Birdsall, joined us in February 2018. Our Chief People Officer, Chief Marketing Officer, and Chief Accounting Officer joined us in October 2017, December 2017, and February 2018, respectively. These members of management are critical to our vision, strategic direction, culture, and overall business success. Because of these recent changes, our senior management team, including members of our financial and accounting staff, has not worked at the company for an extended period of time and may not be able to work together effectively to execute our business objectives.

Because our platform could be used to collect and store personal information, domestic and international privacy concerns could result in additional costs and liabilities to us or inhibit sales of our platform.

We may collect, process, and store personal information for our customers and similar data about our employees and services providers. Additionally, our customers can use our platform to collect, process, and store certain types of personal or identifying information regarding their employees and customers. In most cases we contractually prohibit our customers from using our platform to collect, process, or store sensitive information (such as personal health information or credit card information); however, our customers may breach such use prohibitions without our knowledge. Such a breach could result in our violation of the laws, rules, or regulations governing the collection, use, and protection of personal information, which could adversely impact our business, financial condition, and operating results.

Personal privacy has become a significant issue in the United States and in many other countries where our platform is available. The regulatory framework for privacy issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future. Many federal, state, and foreign government bodies and agencies have adopted or are considering adopting laws, rules, and regulations regarding the collection, use, storage, security, and disclosure of personal information and breach notification procedures. Laws, rules, and regulations in these jurisdictions apply broadly to the collection, use, storage, disclosure, and security of various types of data, including data that identifies or may be used to identify an individual, such as names, email addresses, and in some jurisdictions, Internet Protocol, or IP, addresses. Interpretation of these laws, rules, and regulations and their application to our platform and services in the United States and foreign jurisdictions is ongoing and cannot be fully determined at this time.

In the United States, these include laws, rules, and regulations promulgated under the authority of the Federal Trade Commission, the Electronic Communications Privacy Act, Computer Fraud and

Abuse Act, the Health Insurance Portability and Accountability Act of 1996, or HIPAA, the Gramm Leach Bliley Act, and state laws relating to privacy and data security. Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we, or our customers, must comply. There may be substantial amounts of personally identifiable information or other sensitive information processed and stored on our platform.

In December 2015, European Union, or EU, institutions reached agreement on a draft regulation that was formally adopted in April 2016, referred to as the General Data Protection Regulation, or GDPR. The GDPR, which became effective May 25, 2018, includes more stringent operational requirements for processors and controllers of personal data, and it replaces both the 1995 EU Data Protection Directive and supersedes applicable EU member state legislation.

The GDPR significantly increases the level of sanctions for non-compliance from those in existing EU data protection law. EU data protection authorities will have the power to impose administrative fines for violations of the GDPR of up to a maximum of €20 million or 4% of the data controller’s or data processor’s total worldwide global turnover for the preceding financial year, whichever is higher, and actual or alleged violations of the GDPR may also lead to damages claims by data controllers and data subjects. We have taken and will continue to take steps to cause our processes to be compliant with applicable portions of the GDPR, but the rules and regulations under the GDPR may not be fully articulated and we cannot assure you that our steps will be compliant. Our efforts to comply with the GDPR or other new data protection laws and regulations may cause us to incur substantial operational costs, require us to modify our data handling practices), and may otherwise adversely impact our business, financial condition and operating results.

Further, following a referendum in June 2016 in which voters in the United Kingdom approved an exit from the EU, the United Kingdom government has initiated a process to leave the EU known as “Brexit”. This has created uncertainty with regard to the future regulation of data protection in the United Kingdom. We may experience reluctance or refusal by current or prospective customers in Europe, including the United Kingdom, to use our products, and we may find it necessary or desirable to make further changes to our handling of personal data of European residents. The regulatory environment applicable to the handling of European residents’ personal data, and our actions taken in response, may cause us to assume additional liabilities or incur additional costs, and could result in our business, operating results, and financial condition being harmed.

We have been certified under the EU-U.S. Privacy Shield with respect to our transfer of certain personal data from the European Union to the United States. The Privacy Shield program is subject to annual review and may be challenged, suspended, or invalidated. At present, the EU-U.S. Privacy Shield framework and the use of EU Standard Contractual Clauses, or the Model Clauses, to protect data exports between the European Union and the U.S. are both subject to ongoing legal challenges. The EU-US Privacy Shield is subject to two challenges before the courts of the European Union that are expected to be heard in the near future, one by an Irish privacy group and another by a French privacy group. The Model Clauses are also the subject of court proceedings between the Irish Data Protection Commissioner and a private individual, and this case has been referred to the Court of Justice of the European Union. Any or all of these court proceedings may result in a ruling that the industry-standard measures we, and other companies, have taken are no longer sufficient. It is also possible that the Privacy Shield program may need to be updated by the European Commission and Department of Commerce to take into account the GDPR. Moreover, we may be unsuccessful in maintaining legitimate means for our transfer and receipt of personal data from the European Union to the United States and may be at risk of experiencing reluctance or refusal of European or multi-national customers to use our solutions and incurring regulatory penalties, which may have an adverse effect on our business. In addition to government regulation, privacy advocates, and industry groups may propose new and different self-regulatory standards that may apply to us. Because the interpretation and application of privacy and data protection laws, regulations, rules, and other standards are still uncertain, it is possible that these laws, rules, regulations, and other standards’ actual or alleged legal obligations, such as contractual or self-regulatory obligations, may be interpreted and applied in a manner that is inconsistent with our data management practices or the features of our platform. If so, in addition to the possibility of fines, lawsuits, and other claims, we could be required to fundamentally change our business activities and practices or modify our platform, which we may be unable to do in a commercially reasonable manner or at all, and which could have an adverse effect on our business.

If we were to fail to comply with applicable privacy or data protection laws and regulations, or to protect our customers’ data, or were perceived to have failed to comply with these obligations, we could be subject to enforcement action against us, including fines, claims for damages by customers and other affected individuals, damage to our reputation, and loss of goodwill (both in relation to existing customers and prospective customers), any of which could harm our business, results of operations, and financial condition.

Furthermore, the costs of compliance with, and other burdens imposed by, the laws, regulations, and policies that are applicable to the businesses of our customers may limit the use and adoption of, and reduce the overall demand for, our platform. Privacy concerns, whether valid or not valid, may inhibit market adoption of our software particularly in certain industries and foreign countries.

Our global operations and sales to customers outside the United States or with international operations subject us to risks inherent in international operations that can harm our business, results of operations, and financial condition.

A key element of our strategy is to operate globally and sell our products to customers across the world. In fiscal 2017 and 2018, we derived approximately 38% and 41% of our revenue from customers located outside the United States, respectively. Operating globally requires significant resources and management attention and subject us to regulatory, economic, geographic, and political risks, including:

•	increased management, travel, infrastructure and legal compliance costs associated with having operations in many countries;

•	increased financial accounting and reporting burdens and complexities;

•

variations in adoption and acceptance of cloud computing in different countries, requirements or preferences for domestic products, and difficulties in replacing products offered by more established or known regional competitors;

•	new and different sources of competition;

•	laws and business practices favoring local competitors;

•	differing technical standards, existing or future regulatory and certification requirements and required features and functionality;

•	communication and integration problems related to entering and serving new markets with different languages, cultures, and political systems;

•

compliance with foreign privacy and security laws and regulations, including data privacy laws that require customer data to be stored and processed in a designated territory, and the risks and costs of non-compliance;

•	compliance with laws and regulations for foreign operations, including anti-bribery laws (such as the U.S. Foreign Corrupt Practices Act, the U.S. Travel Act, and the U.K. Bribery Act),

import and export control laws, tariffs, trade barriers, economic sanctions, and other regulatory or contractual limitations on our ability to sell our products in certain foreign markets, and the risks and costs of non-compliance;

•	heightened risks of unfair or corrupt business practices in certain geographies that may impact our financial results and result in restatements of our consolidated financial statements;

•	fluctuations in currency exchange rates and related effects on our results of operations;

•	difficulties in repatriating or transferring funds from or converting currencies in certain countries;

•	different pricing environments, longer sales cycles, and longer accounts receivable payment cycles and collections issues;

•	weak economic conditions in certain countries or regions and general economic uncertainty around the world;

•	differing labor standards, including restrictions related to, and the increased cost of, terminating employees in some countries;

•	difficulties in recruiting and hiring employees in certain countries;

•	the preference for localized software and licensing programs;

•	the preference for localized language support;

•	unstable regional and economic political conditions;

•

weaker protection in some jurisdictions for intellectual property and other legal rights than in the United States and practical difficulties in enforcing intellectual property and other rights outside of the United States;

•	compliance with the laws of numerous foreign taxing jurisdictions, including withholding obligations, and overlapping of different tax regimes;

•

compliance challenges related to the complexity of multiple, conflicting and changing governmental laws and regulations, including employment, tax, privacy, and data protection laws and regulations; and

•	the fragmentation of longstanding regulatory frameworks caused by Brexit.

Any of the above risks could adversely affect our international operations, reduce our revenue from customers outside of the United States or increase our operating costs, each of which could adversely affect our business, results of operations, financial condition, and growth prospects.

Some of our business partners also have international operations and are subject to the risks described above. Even if we are able to successfully manage the risks of international operations, our business may be adversely affected if our business partners are not able to successfully manage these risks.

We are subject to anti-corruption, anti-bribery, and similar laws, and failure to comply with these laws could subject us to criminal penalties or significant fines and harm our business and reputation.

We are subject to anti-corruption and anti-bribery and similar laws, such as the U.S. Foreign Corrupt Practices Act of 1977, as amended, or the FCPA, the U.S. domestic bribery statute contained in 18 U.S.C. § 201, the U.S. Travel Act, the USA PATRIOT Act, the U.K. Bribery Act 2010, and other anti-corruption, anti-bribery, and anti-money laundering laws in countries in which we conduct activities. Anti-corruption and anti-bribery laws have been enforced aggressively in recent years and are interpreted broadly and prohibit companies and their employees and agents from promising, authorizing, making or offering improper payments, or other benefits to government officials and others in the private sector. As we increase our international sales and business, our risks under these laws may increase. Noncompliance with these laws could subject us to investigations, sanctions, settlements, prosecution, other enforcement actions, disgorgement of profits, significant fines, damages, other civil and criminal penalties or injunctions, adverse media coverage, and other consequences. Any investigations, actions, or sanctions could harm our business, operating results, and financial condition.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate the controls.

We are subject to certain U.S. export control and import laws and regulations, including the U.S. Export Administration Regulations, U.S. Customs regulations, and various economic and trade sanctions regulations administered by the U.S. Treasury Department’s Office of Foreign Assets Controls. Exports of our platform must be made in compliance with these laws and regulations. If we fail to comply with these laws and regulations, we and certain of our employees could be subject to substantial civil or criminal penalties, including: the possible loss of export or import privileges; fines, which may be imposed on us and responsible employees or managers; and, in extreme cases, the incarceration of responsible employees or managers. Obtaining the necessary authorizations, including any required license, for a particular sale may be time-consuming, is not guaranteed, and may result in the delay or loss of sales opportunities.

We incorporate encryption technology into our platform. These encryption products and the underlying technology may be exported outside of the United States only with the required export authorizations, including by license, a license exception or other appropriate government authorizations. In addition, various countries regulate the import of certain encryption technology, including through import permitting and licensing requirements, and have enacted laws that could limit our ability to distribute our platform or could limit our customers’ ability to implement our platform in those countries. Governmental regulation of encryption technology and regulation of imports or exports of encryption products, or our failure to obtain required import or export approval for our platform, when applicable, could harm our international sales and adversely affect our revenue. Furthermore, U.S. export control laws and economic sanctions programs prohibit the shipment of certain products and services to countries, governments, and persons targeted by U.S. sanctions. Any violations of such economic embargoes and trade sanction regulations could have negative consequences, including government investigations, penalties, and reputational harm.

Changes in our platform or future changes in export and import regulations may create delays in the introduction and sale of our platform in international markets, prevent our customers with international operations from deploying our platform globally or, in some cases, prevent the export or import of our platform to certain countries, governments, or persons altogether. Any change in export or import regulations, economic sanctions or related legislation, or change in the countries, governments, persons, or technologies targeted by such regulations, could result in decreased use of our platform by, or in our decreased ability to export or sell our platform to, existing or potential customers with international operations. Any decreased use of our platform or limitation on our ability to export or sell our platform would likely adversely affect our business, financial condition, and results of operations.

We may face exposure to foreign currency exchange rate fluctuations.

While our international contracts are sometimes denominated in US dollars, for the six months ended July 31, 2018, approximately     % of our revenue was in foreign currencies and the majority of our international costs were denominated in local currencies. Over time, an increasing portion of our international contracts may be denominated in local currencies. Therefore, fluctuations in the value of the U.S. dollar and foreign currencies may affect our operating results when translated into U.S. dollars. We do not currently engage in currency hedging activities to limit the risk of exchange rate fluctuations. However, in the future, we may use derivative instruments, such as foreign currency forward and option contracts, to hedge certain exposures to fluctuations in foreign currency exchange rates. The use of such hedging activities may not offset any or more than a portion of the adverse financial effects of unfavorable movements in foreign exchange rates over the limited time the hedges are in place. Moreover, the use of hedging instruments may introduce additional risks if we are unable to structure effective hedges with such instruments.

We could incur substantial costs in protecting or defending our intellectual property rights, and any failure to protect our intellectual property rights could impair our ability to protect our proprietary technology and our brand.

Our success and ability to compete depend in part upon our intellectual property. We primarily rely on copyright, patent, trade secret and trademark laws, trade secret protection, and confidentiality or contractual agreements with our employees, customers, partners and others to protect our intellectual property rights. However, the steps we take to protect our intellectual property rights may be inadequate.

Some or all of our issued patents may be invalidated or otherwise limited, allowing our competitors to develop competitive offerings. In addition, issuance of a patent does not guarantee that we have a right to practice the patented invention or that we can effectively use that patent to limit the ability of other companies to develop competitive products. We cannot be certain that we are the first to use the inventions claimed in our issued patents or pending patent applications or otherwise used in our platform, that we are the first to file for protection in our patent applications, or that third parties do not have blocking patents that could be used to prevent us from marketing or practicing our patented technology. While we have patents and patent applications pending, we may be unable to obtain patent protection for the technology covered in our patent applications or the patent protection may not be obtained quickly enough to meet our business needs. In addition, our existing patents and any patents issued in the future may not provide us with competitive advantages, or may be successfully challenged by third parties. Effective patent, trademark, copyright, and trade secret protection may not be available to us in every country in which our platform is available. The laws of some foreign countries may not be as protective of intellectual property rights as those in the United States (in particular, some foreign jurisdictions do not permit patent protection for software), and mechanisms for enforcement of intellectual property rights may be inadequate. Additional uncertainty may result from changes to intellectual property legislation enacted in the United States, including the America Invents Act, and by other national governments and from interpretations of the intellectual property laws of the United States and other countries by applicable courts and agencies. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon or misappropriating our intellectual property.

Although we generally enter into confidentiality and invention assignment agreements with our employees and consultants that have access to material confidential information and enter into confidentiality agreements with our customers and the parties with whom we have strategic relationships and business alliances, these agreements may not be effective in controlling access to and distribution of our platform and propriety information or preventing reverse engineering. Further, these agreements may not prevent competitors from independently developing technologies that are substantially similar or superior to our platform.

Unauthorized use of our intellectual property may have already occurred or may occur in the future. In order to protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation brought to protect and enforce our intellectual property rights could be costly, time-consuming, and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights and could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing. Our failure to secure, protect, and enforce our intellectual property rights could seriously adversely affect our brand and adversely affect our business.

We may be sued by third parties for alleged infringement of their proprietary rights, which may be costly to defend, could require us to pay significant damages and could limit our ability to use certain technologies.

There has been considerable activity in our industry to develop intellectual property and enforce intellectual property rights. Our success depends upon our not infringing upon the intellectual property rights of others. Our competitors, as well as a number of other entities and individuals, may own or claim to own intellectual property relating to our platform and underlying technology, and we may be unaware of the intellectual property rights that others may claim cover aspects of our platform or the underlying technology. In the future, others may claim that our platform and underlying technology infringe or violate their intellectual property rights.

Claims of intellectual property rights infringement or other violations of intellectual property rights might require us to stop using technology found to violate a third party’s rights, redesign our platform, which could require significant effort and expense and cause delays of releases, enter into costly settlement or license agreements or pay costly damage awards, or face a temporary or permanent injunction prohibiting us from marketing or selling our platform. With respect to such technology for which intellectual property rights are claimed to be infringed or otherwise violated by our technology or the conduct of our business, if we cannot or do not license any infringed or otherwise violated technology on commercially reasonable terms or at all, or substitute similar non-infringing technology from another source, we could be forced to limit or stop selling our platform, we may not be able to meet our obligations to customers under our customer contracts, we may be unable to compete effectively, and our revenue and operating results could be adversely impacted. We may also be obligated to indemnify our customers and business partners or to pay substantial settlement costs, including royalty payments, in connection with any such claim or litigation and to obtain licenses, modify our platform, or refund fees, which could be costly. Even if we were to prevail in such a dispute, any litigation regarding intellectual property could be costly and time-consuming, damage our reputation and brand, and divert the attention of our management and key personnel from our business operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with customers and other third parties generally include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, or other liabilities relating to or arising from our software, services or other contractual obligations. Large indemnity payments could harm our business, results of operations, and financial condition. Although we normally contractually limit our liability with respect to such indemnity obligations, those limitations may not be fully enforceable in all situations, and we may still incur substantial liability under those agreements. Any dispute with a customer with respect to such obligations could have adverse effects on our relationship with that customer and other existing customers and new customers and harm our business and results of operations.

We employ third-party licensed software for use in or with our platform, and the inability to maintain these licenses or errors in the software we license could result in increased costs, or reduced service levels, which could adversely affect our business.

Our platform incorporates certain third-party software obtained under licenses from other companies, and we use third-party software development tools as we continue to develop and enhance our platform. We anticipate that we will continue to rely on such third-party software in the future. Although we believe that there are commercially reasonable alternatives to the third-party software we currently license, this may not always be the case, or it may be difficult or costly to replace such software. In addition, integration of the software used in our platform with new third-party software may require significant work and require substantial investment of our time and resources. Also, to the extent that our platform depends upon the successful operation of third-party software in conjunction with our software, any undetected errors or defects in this third-party software could prevent the deployment or impair the functionality of our platform, delay new feature introductions, result in a failure of our functionality, and injure our reputation. Our use of additional or alternative third-party software would require us to enter into license agreements with third parties. In the event that we are not able to maintain our licenses to third-party software, or cannot obtain licenses to new software as needed, or in the event third-party software used in conjunction with our platform contains errors or defects, our business, operating results, and financial condition may be adversely affected.

Our platform utilizes open source software, which could negatively affect our ability to offer our products and subject us to litigation or other adverse consequences.

Our platform utilizes software governed by open source licenses, which may include, by way of example, the MIT License and the Apache License. The use of open source software involves a number of risks, many of which cannot be eliminated and could negatively affect our business. For example, the terms of various open source licenses have not been interpreted by United States courts, and there is a risk that such licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to market our platform. By the terms of certain open source licenses, if we combine our proprietary software with open source software in a certain manner, we could be required to release the source code of our proprietary software and to make our proprietary software available under open source licenses. We may face claims alleging noncompliance with open source license terms or misappropriation or other violation of open source technology. These claims could result in litigation, damage our reputation in the open-source community, or require us to purchase a costly license, devote additional research or development resources to re-engineer our products or services, discontinue the sale of our products if re-engineering could not be accomplished on a timely or cost-effective basis, require us to make the source code of our proprietary code generally available, or result in us being enjoined from the offering of components of our platform that contained the open source software, any of which would have a negative effect on our business and operating results. We also could be subject to lawsuits from other parties claiming ownership of what we believe to be open source software. Litigation could be costly for us to defend, have a negative effect on our operating results or financial condition, and could require us to devote additional research and development resources to re-engineer our platform. In addition to risks related to license requirements, usage of open source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or controls on the origin of the software.

If the market for enterprise cloud software develops more slowly than we expect or declines our business could be adversely affected.

Since our inception, nearly all of our revenue has come from sales of our subscription-based cloud software platform. We expect these sales to account for the substantial majority of our revenue for the foreseeable future. Our success will depend to a substantial extent on the widespread adoption of cloud computing in general and of cloud-based business planning solutions in particular. The enterprise cloud software market is not as mature as the market for on-premises enterprise software, and it is uncertain whether enterprise cloud software will achieve and sustain high levels of customer demand and market acceptance. Many enterprises have invested substantial personnel and financial resources to integrate traditional enterprise software into their businesses and, therefore, may be reluctant or unwilling to migrate to enterprise cloud software. It is difficult to predict customer adoption rates and demand for our platform, the future growth rate and size of the enterprise cloud software market, or the entry of competitive solutions. The expansion of the enterprise cloud software market depends on a number of factors, including the cost, performance, and perceived value associated with enterprise cloud software, as well as the ability of enterprise cloud software companies to address security and privacy concerns. If other enterprise cloud software providers experience security incidents, loss of customer data, disruptions in delivery or other problems, the market for enterprise cloud software as a whole, including our platform, may be negatively affected. If enterprise cloud software does not achieve widespread adoption, or if there is a reduction in demand for enterprise cloud software caused by a lack of customer acceptance, technological challenges, weakening economic conditions, security or privacy concerns, competing technologies and products, decreases in corporate spending, or otherwise, our business could be adversely affected. Even if the enterprise cloud software market achieves widespread adoption in certain geographies, our business may be adversely affected if it does not achieve widespread adoption in other geographies.

The forecasts of market opportunity and market growth included in this prospectus may prove to be inaccurate, and, even if the markets in which we compete achieve the forecasted growth, we cannot assure you our business will grow at similar rates, if at all.

Estimates of market opportunity and forecasts of market growth are subject to significant uncertainty and are based on assumptions and estimates that may not prove to be accurate. The estimates in this prospectus of the size of the markets that we may be able to address and the forecasts in this prospectus relating to the expected growth in the performance management and analytic applications software market are subject to many assumptions and may prove to be inaccurate. We may not be able to address fully the markets that we believe our platform may address, and these markets may not grow at the rates that we forecast. Even if our platform is able to address the markets that we believe represent our market opportunity and even if these markets experience the forecasted growth described in this prospectus, we may not grow our business at similar rates, or at all. Our growth is subject to many factors, including our success in implementing our business strategy, which is subject to many risks and uncertainties. Accordingly, the estimates of market opportunity and forecasts of market growth included in this prospectus should not be taken as indicative of our future growth.

We may acquire other companies or technologies, which could divert our management’s attention, result in additional dilution to our stockholders and otherwise disrupt our operations and adversely affect our operating results.

We have in the past acquired and may in the future seek to acquire or invest in businesses, products, or technologies that we believe could complement or expand our platform, enhance our technical capabilities or otherwise offer growth opportunities. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various expenses in identifying, investigating, and pursuing suitable acquisitions, whether or not they are consummated.

In addition, we have limited experience in acquiring other businesses. If we acquire additional businesses, we may not be able to integrate the acquired personnel, operations, and technologies successfully, or effectively manage the combined business following the acquisition. We also may not achieve the anticipated benefits from the acquired business due to a number of factors, including:

•	inability to integrate or benefit from acquired technologies or services in a profitable manner;

•	unanticipated costs or liabilities associated with the acquisition;

•	incurrence of acquisition-related costs;

•	difficulty integrating the accounting systems, operations, and personnel of the acquired business;

•	difficulties and additional expenses associated with supporting legacy products and hosting infrastructure of the acquired business;

•

difficulty converting the customers of the acquired business onto our platform and contract terms, including disparities in the revenue, licensing, support, or professional services model of the acquired company;

•	diversion of management’s attention from other business concerns;

•	adverse effects to our existing business relationships with business partners and customers as a result of the acquisition;

•	the potential loss of key employees;

•	use of resources that are needed in other parts of our business; and

•	use of substantial portions of our available cash to consummate the acquisition.

In addition, a significant portion of the purchase price of companies we acquire may be allocated to acquired goodwill and other intangible assets, which must be assessed for impairment at least annually. In the future, if our acquisitions do not yield expected returns, we may be required to take charges to our operating results based on this impairment assessment process, which could adversely affect our results of operations.

Acquisitions could also result in dilutive issuances of equity securities or the incurrence of debt, which could adversely affect our operating results, increase our financial risk, and cause the market price of our common stock to decline. In addition, if an acquired business fails to meet our expectations, our operating results, business, and financial position may suffer.

We may not be able to secure additional financing on favorable terms, or at all, to meet our future capital needs.

We have funded our operations since inception primarily through equity financings and payments by customers. We do not know when or if our operations will generate sufficient cash to fund our ongoing operations. In the future, we may require additional capital to respond to business opportunities, challenges, acquisitions, a decline in the level of customer prepayments or unforeseen circumstances. We may determine to engage in equity or debt financings or enter into credit facilities for these or other reasons, and we may not be able to timely secure additional debt or equity financing on favorable terms, or at all. Any debt financing obtained by us in the future could involve restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities, including potential acquisitions. If we raise additional funds through further issuances of equity, convertible debt securities or other securities convertible into equity, our existing stockholders could suffer significant dilution in their percentage ownership of our company, and any new equity securities we issue could have rights, preferences, and privileges senior to those of holders of our common stock. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to grow or support our business and to respond to business challenges could be significantly limited.

If we default on our credit obligations, our operations may be interrupted and our business could be seriously harmed.

We have a credit facility that we may draw on to finance our operations, acquisitions, and other corporate purposes. Our obligations pursuant to this credit facility are secured by a first priority lien on our assets for the benefit of the lenders. Our credit facility contains financial and operating covenants, including maintenance of specified financial ratios, customary limitations on the incurrence of certain indebtedness and liens, restrictions on certain intercompany transactions, and limitations on the amount of dividends and stock repurchases. Our ability to comply with these covenants may be affected by events beyond our control, and breaches of these covenants or other obligations in the credit facility, or the occurrence of certain events specified in the credit facility, could result in a default under the credit facility and any future financial agreements into which we may enter. If we default on the obligations under our credit facility, our lenders may pursue various remedial actions against us, including:

•	requiring repayment of any outstanding amounts drawn on our credit facility;

•	terminating our credit facility;

•	disposing of our assets subject to the lien; and

•	requiring us to pay significant damages.

If any of these events occur, our operations may be interrupted and our ability to fund our operations or obligations, as well as our business, could be seriously harmed. For more information on our credit facility, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

Adverse economic conditions may negatively impact our business.

Our business depends on the overall demand for information technology and on the economic health of our current and prospective customers in the United States and abroad. Any significant weakening of the economy in the United States or in regions globally like Europe and Asia, more limited availability of credit, a reduction in business confidence and activity, decreased government spending, economic uncertainty, or other difficulties may affect one or more of the sectors or countries in which we sell our platform. Global economic and political uncertainty, including the uncertainty surrounding Brexit, may cause some of our customers or potential customers to curtail spending, result in new regulatory and cost challenges to our international operations and cause customers to delay or reduce their technology spending. In addition, a strong dollar could reduce demand for our products in countries with relatively weaker currencies. These adverse conditions could result in reductions in the rate of enterprise software spending generally, sales of our platform, longer sales cycles, slower adoption of new technologies, lower renewal rates, and increased price competition. Any of these events could have an adverse effect on our business, operating results, and financial position.

Catastrophic events and other events beyond our control may disrupt our business and adversely affect our operating results.

Our corporate headquarters are located in San Francisco, California, and our data centers are located in Santa Clara, California, Ashburn, Virginia, Frankfurt, Germany, and Amsterdam, The Netherlands. The west coast of the United States contains active earthquake zones. Additionally, we rely on our network and third-party infrastructure and enterprise applications, internal technology systems, and our website for our development, marketing, operational support, hosted services, and sales activities. In the event of a major earthquake, hurricane, or catastrophic event such as fire, power loss, telecommunications failure, cyber-attack, war, or terrorist attack, we may be unable to continue our operations and may endure system interruptions, reputational harm, delays in our product development, lengthy interruptions in our services, breaches of data security, and loss of critical data, all of which could have an adverse effect on our business, operating results, and financial condition.

We will incur increased costs and devote substantial management time as a result of operating as a public company.

As a public company, we will incur significant legal, accounting, and other expenses that we did not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations subsequently implemented by the Securities and Exchange Commission, or the SEC, and                 , including the establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. We expect that compliance with these requirements will increase our legal and financial compliance costs and will make some activities more time consuming and costly. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. In particular, we expect to incur significant expenses and devote substantial management effort toward ensuring compliance with the requirements of Section 404 of the Sarbanes-Oxley Act, which will increase when we are no longer an emerging growth company, as defined by the JOBS Act. We will need to hire additional accounting and financial staff with appropriate public company experience and technical accounting knowledge and maintain an internal audit function. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

Public company reporting and disclosure obligations may cause our business and financial condition to become more visible. We believe that this increased visibility may result in threatened or actual litigation from time to time. If such claims are successful, our business, and operating results could be adversely affected, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them and the diversion of management resources, could adversely affect our business and operating results.

If we fail to maintain an effective system of internal controls, our ability to produce timely and accurate financial statements, or comply with applicable regulations could be impaired.

As a public company, we will be subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, and the rules and regulations and the listing standards of                . We expect that the requirements of these rules and regulations will continue to increase our legal, accounting, and financial compliance costs, make some activities more difficult, time-consuming, and costly, and place significant strain on our personnel, systems, and resources.

The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. In fiscal 2015, we identified a material weakness in our internal controls over financial reporting arising from a lack of sufficient resources with an appropriate level of accounting and financial reporting expertise to enable effective management review of technical accounting matters and oversight over the financial statement close process. A material weakness is a deficiency or combination of deficiencies in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. We remediated this material weakness in fiscal 2016 by hiring additional accounting and financial reporting personnel and implementing additional controls. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to improve our internal control over financial reporting. In order to maintain and improve the effectiveness of our disclosure controls and procedures and internal control over financial reporting, we have expended, and anticipate that we will continue to expend, significant resources, including accounting-related costs and significant management oversight.

Our current controls and any new controls that we develop may become inadequate because of changes in conditions in our business. Further, weaknesses in our disclosure controls and internal control over financial reporting may be discovered in the future. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our operating results or cause us to fail to meet our reporting obligations and may result in a restatement of our financial statements for prior periods. Any failure to implement and maintain effective internal control over financial reporting also could adversely affect the results of periodic management evaluations and annual independent registered public accounting firm attestation reports regarding the effectiveness of our internal control over financial reporting that we will eventually be required to include in our periodic reports that will be filed with the SEC. Ineffective disclosure controls and procedures and internal control over financial reporting could also cause investors to lose confidence in our reported financial and other information, which could have a negative effect on the trading price of our common stock. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the applicable stock exchange. We are not currently required to comply with the SEC rules that implement Section 404 of the Sarbanes-Oxley Act and are therefore not required to make a formal assessment of the effectiveness of our internal control over financial reporting for that purpose. As a public company, we will be required to provide an annual management report on the effectiveness of our internal control over financial reporting commencing with our second annual report on Form 10-K.

Our independent registered public accounting firm is not required to formally attest to the effectiveness of our internal control over financial reporting until after we are no longer an “emerging growth company” as defined in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed, or operating. Any failure to maintain effective disclosure controls and internal control over financial reporting could have a material adverse effect on our business and operating results and could cause a decline in the price of our common stock.

We are an emerging growth company and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an emerging growth company. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not “emerging growth companies.”

For as long as we continue to be an emerging growth company, we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies including, but not limited to, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We cannot predict if investors will find our common stock less attractive because we will rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our stock price may be more volatile.

We will remain an emerging growth company until the earliest of (i) the end of the fiscal year in which the market value of our common stock that is held by non-affiliates exceeds $700 million as of July 31, (ii) the end of the fiscal year in which we have total annual gross revenues of $1.07 billion or more during such fiscal year, (iii) the date on which we issue more than $1 billion in non-convertible debt in a three-year period, or (iv) the end of the fiscal year that is five years from the date of this prospectus.

We may not be able to utilize a significant portion of our net operating loss or research tax credit carryforwards, which could adversely affect our potential profitability.

As of January 31, 2018, we have federal and state net operating loss carryforwards due to prior period losses, which if not utilized will begin to expire in fiscal 2029 and 2025 for federal and state purposes, respectively. These net operating loss carryforwards could expire unused and be unavailable to offset future income tax liabilities, which could adversely affect our potential profitability.

Furthermore, under the Tax Cuts and Jobs Act of 2017, or Tax Reform Act, although the treatment of tax losses generated in taxable years ending before December 31, 2017, has generally not changed, tax losses generated in taxable years beginning after December 31, 2017 may be utilized to offset no more than 80% of taxable income annually. The reduced availability of net operating losses in future taxable years could adversely affect our potential profitability.

In addition, under Sections 382 and 383 of the Internal Revenue Code of 1986, as amended, or the Code, our ability to utilize net operating loss carryforwards or other tax attributes, such as research tax credits, in any taxable year may be limited if we experience an “ownership change.” Such an “ownership change” generally occurs if one or more stockholders or groups of stockholders who own at least 5% of our stock increase their ownership by more than 50 percentage points over their lowest ownership percentage within a rolling three-year period. Similar rules may apply under state tax laws. While this offering may result in an ownership change, we do not believe it will trigger any material limitation on the use of our tax attributes for purposes of Section 382 of the Code. However, future issuances of our stock could cause an “ownership change.” It is possible that an ownership change, or any future ownership change, could have a material effect on the use of our net operating loss carryforwards or other tax attributes, which could adversely affect our potential profitability.

Comprehensive tax reform legislation could adversely affect our business and financial condition.

The recently enacted Tax Reform Act includes significant changes in the taxation of business entities. These changes include, among others, a permanent reduction to the corporate income tax rate, limiting interest deductions, adopting elements of a territorial tax system, assessing a repatriation tax or “toll-charge” on undistributed earnings and profits of U.S.-owned foreign corporations, and introducing certain anti-base erosion provisions. The primary impact of the new legislation on our provision for income taxes will be a reduction of the future tax benefits of existing temporary differences, which are primarily comprised of net operating loss carryforwards. These net operating loss carryforwards may also be impacted by the one-time deemed income inclusion of deferred foreign income from our non-U.S. subsidiaries. This amount is not expected to be material. Since we have recorded a full valuation allowance against our deferred tax assets, we do not anticipate that these changes will have a material impact on our operating results, but we continue to examine the impact that this tax reform legislation may have on our business. The overall impact of this tax reform is uncertain, and our business and financial condition, including with respect to our non-U.S. operations, could be adversely affected. In addition, it is uncertain if and to what extent various states will conform to the Tax Reform Act and what effect that legal challenges will have on the Tax Reform Act.

Adverse tax laws or regulations could be enacted or existing laws could be applied to us or our customers, which could increase the costs of our services and adversely affect our business.

The application of federal, state, local, and international tax laws to services provided electronically is evolving. New income, sales, use, or other tax laws, statutes, rules, regulations, or ordinances could be enacted at any time (possibly with retroactive effect) and could be applied solely or disproportionately to services provided over the Internet. These enactments could adversely affect our sales activity due to the inherent cost increase the taxes would represent and ultimately result in a negative impact on our operating results and cash flows.

In addition, existing tax laws, statutes, rules, regulations, or ordinances could be interpreted, changed, modified, or applied adversely to us (possibly with retroactive effect), which could require us or our customers to pay additional tax amounts, as well as require us or our customers to pay fines or penalties and interest for past amounts. If we are unsuccessful in collecting such taxes from our customers, we could be held liable for such costs, thereby adversely affecting our operating results and cash flows.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, value added, or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our results of operations.

We do not collect sales and use, value added, and similar taxes in all jurisdictions in which we have sales, based on our belief that such taxes are not applicable or that we are not required to collect such taxes with respect to the jurisdiction. Sales and use, value added, and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties, and interest, and we may be required to collect such taxes in the future. Such tax assessments, penalties, and interest or future requirements may adversely affect our results of operations.

Unanticipated changes in our effective tax rate could harm our future results.

We are subject to income taxes in the United States and foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of expenses in differing jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings and losses in countries with differing statutory tax rates, certain non-deductible expenses as a result of acquisitions, the valuation of deferred tax assets and liabilities, and changes in federal, state, or international tax laws and accounting principles. In addition, we may be subject to income tax audits by many tax jurisdictions throughout the world, many of which have not established clear guidance on the tax treatment of SaaS-based companies. Any tax assessments, penalties, and interest, or future requirements may adversely affect our results of operations. Moreover, imposition of such taxes on us going forward will effectively increase the cost of our products to our customers and might adversely affect our ability to retain existing customers or to gain new customers in the areas in which such taxes are imposed.

Our reported financial results may be adversely affected by changes in accounting principles generally accepted in the United States.

Generally accepted accounting principles in the United States are subject to interpretation by the Financial Accounting Standards Board, or FASB, the SEC and various bodies formed to promulgate and interpret appropriate accounting principles. A change in these principles or interpretations could have a significant effect on our reported financial results for periods prior and subsequent to such change. For example, recent new standards issued by the FASB that could materially impact our financial statements include certain changes to employee share-based payment accounting and accounting for leases. We may adopt one or more of these standards retrospectively to prior periods, and the adoption may result in an adverse change to previously reported results. Additionally, the adoption of these standards may potentially require enhancements or changes in our systems and could require our financial management to devote significant time and resources to implementing those changes.

Risks Related to Our Initial Public Offering and Ownership of Our Common Stock

There has been no prior public market for our common stock, the stock price of our common stock may be volatile or may decline regardless of our operating performance and you may not be able to resell your shares at or above the initial public offering price.

There has been no public market for our common stock prior to our initial public offering. The initial public offering price for our common stock was determined through negotiations between the underwriters and us and may vary from the market price of our common stock following our initial public offering. If you purchase shares of our common stock in our initial public offering, you may not be able to resell those shares at or above the initial public offering price. An active or liquid market in our common stock may not develop upon closing of our initial public offering or, if it does develop, it may not be sustained. The market price of our common stock may fluctuate significantly in response to numerous factors, many of which are beyond our control, including:

•	overall performance of the equity markets;

•	our operating performance, including key metrics, and the performance of other similar companies;

•

changes in our projected operating results that we provide to the public, our failure to meet these projections or changes in recommendations by securities analysts that elect to follow our common stock;

•	announcements of technological innovations, new software or enhancements to services, acquisitions, strategic alliances, or significant agreements by us or by our competitors;

•	disruptions in our services due to computer hardware, software, or network problems;

•	announcements of customer additions and customer cancellations or delays in customer purchases;

•	recruitment or departure of key personnel;

•	the economy as a whole, market conditions in our industry and the industries of our customers;

•	trading activity by a limited number of stockholders who together beneficially own a majority of our outstanding common stock;

•	the expiration of market standoff or contractual lock-up agreements;

•	the size of our market float; and

•	any other factors discussed in this prospectus.

In addition, the stock markets have experienced extreme price and volume fluctuations that have affected and continue to affect the market prices of equity securities of many technology companies. Stock prices of many technology companies have fluctuated in a manner unrelated or disproportionate to the operating performance of those companies. In the past, stockholders have filed securities class action litigation following periods of market volatility. If we were to become involved in securities litigation, it could subject us to substantial costs, divert resources, and the attention of management from our business and adversely affect our business.

Substantial blocks of our total outstanding shares may be sold into the market when “lock-up” or “market standoff” periods end. Substantial sales of shares of our common stock, or the perception that such sales could occur, could cause the price of our common stock to decline.

The market price of the shares of our common stock could decline as a result of the sale of a substantial number of our shares of common stock in the public market, particularly by our directors, executive officers, or significant shareholders, or the perception in the market that the holders of a large number of shares intend to sell their shares. After this offering, we will have outstanding                  shares of our common stock, based on the number of shares outstanding as of July 31, 2018. All of the shares of common stock sold in this offering will be available for sale in the public market. Substantially all of our outstanding shares of common stock are currently restricted from resale as a result of market standoff and “lock-up” agreements, as more fully described in “Shares Eligible for Future Sale.” These shares will become available to be sold 181 days after the date of this prospectus. Shares held by directors, executive officers, and other affiliates will be subject to volume limitations under Rule 144 under the Securities Act of 1933, as amended, or the Securities Act, and various vesting agreements.

After our initial public offering, certain of our stockholders will have rights, subject to some conditions, to require us to file registration statements covering their shares to include their shares in registration statements that we may file for ourselves or our stockholders, subject to market standoff and lockup agreements. We also intend to register shares of common stock that we have issued and may issue under our employee equity incentive plans. Once we register these shares, they will be able to be sold freely in the public market upon issuance, subject to existing market standoff or lock-up agreements.

Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC, on behalf of the underwriters, may, in their discretion, permit our stockholders to sell shares prior to the expiration of the restrictive provisions contained in those lock-up agreements.

We have broad discretion in the use of the net proceeds from this offering and may not use them effectively.

We cannot specify with any certainty the particular uses of the net proceeds that we will receive from this offering, but we currently expect to use the net proceeds from this offering for working capital and general corporate purposes, including funding our growth strategies. We may also use a portion of the net proceeds to acquire or invest in complementary products, technologies, or businesses, although we currently have no agreements or commitments to complete any such transactions. We will have broad discretion in the application of the net proceeds, and we may spend or invest these proceeds in a way with which our stockholders disagree. The failure by our management to apply these funds effectively could adversely affect our business and financial condition. Pending their use, we may invest the net proceeds from this offering in a manner that does not produce income or that loses value. These investments may not yield a favorable return to our investors.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, our stock price and trading volume could decline.

The trading market for our common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If few securities analysts commence coverage of us, or if one or more analysts cease or reduce coverage of us, the trading price for our common stock would be negatively affected. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, our common stock price would likely decline.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution.

If you purchase shares of our common stock in this offering, you will experience substantial and immediate dilution in the pro forma net tangible book value per share of $                per share as of July 31, 2018, based on the initial public offering price of our common stock of $                 per share, because the price that you pay will be substantially greater than the pro forma net tangible book value per share of the common stock that you acquire. This dilution is due in large part to the fact that our earlier investors paid substantially less than the initial public offering price when they purchased their shares of our capital stock. You will experience additional dilution upon exercise of options to purchase common stock or the settlement of restricted stock units under our equity incentive plans, upon vesting of options to purchase common stock under our equity incentive plans, if we issue restricted stock to our employees under our equity incentive plans or if we otherwise issue additional shares of our common stock.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. Consequently, stockholders must rely on sales of their common stock after price appreciation, which may never occur, as the only way to realize any future gains on their investment.

The concentration of our stock ownership will likely limit your ability to influence corporate matters, including the ability to influence the outcome of director elections and other matters requiring stockholder approval.

Based upon shares outstanding as of July 31, 2018, prior to this offering, our executive officers, directors, and the holders of more than 5% of our outstanding common stock, in the aggregate, beneficially owned approximately     % of our common stock, and upon the closing of this offering, that same group, in the aggregate, will beneficially own approximately     % of our common stock, based on the same assumptions set forth in “Principal Stockholders.” As a result, these stockholders, acting together, will have significant influence over all matters that require approval by our stockholders, including the election of directors and approval of significant corporate transactions. Corporate actions might be taken even if other stockholders, including those who purchase shares in this offering, oppose them. This concentration of ownership might also have the effect of delaying or preventing a change of control of our company that other stockholders may view as beneficial.

Delaware law and provisions in our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect at the closing of this offering could make a merger, tender offer, or proxy contest difficult, thereby depressing the trading price of our common stock.

Following the closing of this offering, our amended and restated certificate of incorporation and amended and restated bylaws that will then be in effect will contain provisions that may make the acquisition of our company more difficult, including the following:

•

a classified board of directors so that not all members of our board of directors are elected at one time, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•

the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquiror;

•

the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death, or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•

the requirement that a special meeting of stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors; and

•

advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquiror from conducting a solicitation of proxies to elect the acquiror’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. This provision may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from engaging in a business combination with us even if the business combination would be beneficial to our existing stockholders. A Delaware corporation may opt out of this provision by express provision in its original certificate of incorporation or by amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out of this provision.

These and other provisions in our amended and restated certificate of incorporation, amended and restated bylaws, and Delaware law could make it more difficult for stockholders or potential acquirers to obtain control of our board of directors or initiate actions that are opposed by our then-current board of directors, including delay or impede a merger, tender offer, or proxy contest involving our company. The existence of these provisions could negatively affect the price of our common stock and limit opportunities for you to realize value in a corporate transaction.

For information regarding these and other provisions, see “Description of Capital Stock.”

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware is the exclusive forum for many types of disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or employees.

Our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf, any action asserting a breach of fiduciary duty, any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. This choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees and may discourage these types of lawsuits. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. All statements other than statements of historical facts contained in this prospectus are forward-looking statements. The words “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “design,” “intend,” “expect,” “could,” “plan,” “potential,” “predict,” “seek,” “should,” “would,” or the negative version of these words and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, strategy, short- and long-term business operations and objectives, and financial needs. The forward-looking statements are contained principally in “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Result of Operations,” and “Business.” Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

•	our future performance, including our revenue, costs of revenue, gross profit or gross margin, and operating expenses;

•	the sufficiency of our cash and cash equivalents to meet our projected operating requirements;

•	our ability to maintain the security of our platform;

•	our ability to sell our platform to new customers;

•	our ability to retain, and expand use of our platform by, our existing customers;

•	our ability to successfully expand in our existing markets and into new markets;

•	our ability to effectively manage our growth and future expenses;

•	our ability to expand our network of partners;

•	our estimated total addressable market;

•	our ability to maintain, protect, and enhance our intellectual property;

•	our ability to comply with modified or new laws and regulations applying to our business;

•	the attraction and retention of qualified employees and key personnel;

•	our anticipated investments in sales and marketing and research and development;

•	our ability to successfully defend litigation brought against us;

•	the increased expenses associated with being a public company; and

•	our use of the net proceeds from this offering.

We caution you that the foregoing list may not contain all of the forward-looking statements made in this prospectus.

These forward-looking statements are subject to a number of risks, uncertainties, and assumptions, including those described in “Risk Factors.” Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties, and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance, or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, except as required by law, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in this prospectus to reflect events or circumstances after the date of this prospectus or to reflect new information or the occurrence of unanticipated events, except as required by law. We may not actually achieve the plans, intentions, or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, or investments we may make.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance, and events and circumstances may be materially different from what we expect.

MARKET, INDUSTRY, AND OTHER DATA

Market and Industry Data

We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research, as well as from industry and general publications, in addition to research, surveys, and studies conducted by third parties. Internal estimates are derived from publicly-available information released by industry analysts and third-party sources, our internal research, and our industry experience, and are based on assumptions made by us based on such data and our knowledge of our industry and market, which we believe to be reasonable. In addition, while we believe the industry, market, and competitive position data included in this prospectus is reliable and is based on reasonable assumptions, such data involves risks and uncertainties and are subject to change based on various factors, including those discussed in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Information based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. In some cases, we do not expressly refer to the sources from which data is derived.

Certain information in this prospectus is contained in independent industry publications. The source of these independent industry publications is provided below:

1)	Gartner, Inc., Magic Quadrant for Sales Performance Management, January 2018.

2)	Gartner, Inc., The Gartner CRM Vendor Guide, 2018, May 2018.

3)	Gartner, Inc., Magic Quadrant for Cloud Financial Planning and Analysis Solutions, July 2018.

4)	Gartner, Inc., Hype Cycle for Human Capital Management Technology, 2018, August 2018.

The Gartner reports described herein, or the Gartner Reports, represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, Inc., or Gartner, and are not representations of fact. Each of the Gartner Reports speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Dollar-Based Net Expansion Rate

We have provided an analysis of our dollar-based net expansion rate for Anaplan as a whole. Our dollar-based net expansion rate equals:

•	the annual recurring revenue at the end of a period for a base set of customers from which we generated annual recurring revenue in the year prior to the date of calculation,

divided by

•	the annual recurring revenue one year prior to the date of the calculation for that same set of customers.

Annual recurring revenue is calculated as subscription revenue already booked and in backlog that will be recorded over the next 12 months, assuming any contract expiring in those 12 months is renewed and continues on its existing terms and at its prevailing rate of utilization.

USE OF PROCEEDS

We estimate that the net proceeds from this offering will be approximately $             million, or $             million if the underwriters exercise their option to purchase additional shares in full, based upon an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) net proceeds to us by $             million, assuming that the number of shares offered by us as set forth on the cover page of this prospectus remains the same, and after deducting assumed underwriting discounts and commissions. Each 1.0 million increase (decrease) in the number of shares of common stock offered by us would increase (decrease) net proceeds to us by approximately $             million, assuming an initial public offering price of $             per share, the midpoint of the price range set forth on the cover page of this prospectus, and after deducting assumed underwriting discounts and commissions.

The principal purposes of this offering are to increase our financial flexibility, increase our visibility in the marketplace, and create a public market for our common stock. We expect to use the net proceeds from this offering for working capital and other general corporate purposes, including funding our operating needs. However, we do not currently have specific planned uses for the proceeds.

We may also use a portion of our net proceeds to acquire or invest in complementary products, technologies, or businesses. However, we currently have no agreements or commitments to complete any such transactions.

Since we expect to use the net proceeds from this offering for working capital and other general corporate purposes, our management will have broad discretion over the use of the net proceeds from this offering. As of the date of this prospectus, we intend to invest the net proceeds in short-term, interest-bearing, investment-grade securities, certificates of deposit, or government securities.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our capital stock in the foreseeable future. We currently intend to retain all available funds and any future earnings to support operations and to finance the growth and development of our business. Our credit agreement with Wells Fargo Bank, National Association, restricts our ability to pay dividends on our common stock, and we may also enter into credit agreements or other borrowing arrangements in the future that further restrict our ability to declare or pay dividends on our common stock. Any future determination to pay dividends will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, contractual restrictions, and capital requirements.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of July 31, 2018:

•	on an actual basis;

•

on a pro forma basis to reflect: (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of              shares of common stock, and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering; and

•

on a pro forma as adjusted basis to give effect to (i) the pro forma adjustments described above and (ii) the sale by us of              shares of common stock in this offering, based upon the receipt by us of the estimated net proceeds from this offering at an assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

You should read this information together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information set forth in “Selected Consolidated Financial and Other Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of July 31, 2018
	Actual		Pro Forma		Pro Forma as Adjusted(1)
(in thousands, except for share and per share amounts)
Cash and cash equivalents	$		$		$

Stockholders’ equity:	$		$		$
Convertible preferred stock, $0.0001 par value, 73,620,364 shares authorized, shares issued and outstanding, actual; no shares authorized, issued or outstanding, pro forma and pro forma as adjusted		—		—
Preferred stock, $0.0001 par value, no shares authorized, issued or outstanding, actual; shares authorized, no shares issued or outstanding, pro forma and pro forma as adjusted

Common stock, $0.0001 par value, 140,000,000 shares authorized,              shares issued and outstanding, actual;              shares authorized,              shares issued and outstanding, pro forma;              shares authorized,
             shares issued and outstanding, pro forma as adjusted

Accumulated other comprehensive loss
Additional paid-in capital
Stockholders’ notes receivable
Accumulated deficit

Total stockholders’ equity

Total capitalization	$		$		$

(1)

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting assumed underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. Each increase (decrease) of 1.0 million shares in the number of shares offered by us would increase (decrease) each of cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ , assuming that the assumed initial public offering price to the public remains the same, and after deducting assumed underwriting discounts and commissions. The pro forma as adjusted information discussed above is illustrative only and will adjust based on the actual initial public offering price and other terms of this offering determined at pricing.

The number of shares of common stock to be outstanding after this offering is based on              shares of common stock outstanding as of July 31, 2018, and excludes the following:

•	shares of common stock issuable upon the exercise of options outstanding as of July 31, 2018, with a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of options granted after July 31, 2018, with a weighted-average exercise price of $ per share;

•

             shares of common stock issuable upon the vesting and settlement of restricted stock units outstanding as of July 31, 2018, of which             shares of common stock subject to these restricted stock units are issuable upon at the earlier of April 15, 2019 or 185 days after the completion of this offering, as the time-based vesting requirement of these restricted stock units was satisfied as of July 31, 2018 and we expect the liquidity-event vesting requirement to be satisfied upon completion of this offering;

•	shares of common stock issuable upon the vesting and settlement of restricted stock units awarded after July 31, 2018;

•	shares of common stock issuable upon the exercise of a warrant outstanding as of July 31, 2018 with an exercise price of $ per share;

•	shares of common stock issuable upon the exercise of a warrant outstanding as of July 31, 2018 with an exercise price of $ per share; and

•

             shares of common stock reserved for future issuance under our equity compensation plans, consisting of              shares of common stock that were reserved for issuance under our 2012 Stock Plan as of July 31, 2018,              shares of common stock reserved for issuance under our 2018 Equity Incentive Plan, which will become effective in connection with the completion of this offering and              shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering. Our 2018 Equity Incentive Plan and 2018 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under these plans, as more fully described in “Executive Compensation—Equity Plans.” On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2012 Stock Plan will be added to the shares reserved under the 2018 Equity Incentive Plan in effect following the completion of this offering and we will cease granting awards under the 2012 Stock Plan.

DILUTION

If you invest in our common stock in this offering, your ownership interest will be immediately diluted to the extent of the difference between the assumed initial public offering price per share and the pro forma as adjusted net tangible book value per share of our common stock after this offering. Dilution in pro forma net tangible book value per share to new investors represents the difference between the amount per share paid by purchasers of shares of common stock in this offering and the pro forma as adjusted net tangible book value per share of common stock immediately after completion of this offering.

Historical net tangible book value (deficit) per share represents our total tangible assets less our total liabilities divided by the total number of shares of common stock outstanding. As of July 31, 2018, our historical net tangible book value (deficit) was approximately $(        ) million, or $(        ) per share. Our pro forma net tangible book value as of July 31, 2018, was approximately $             million, or $         per share, after giving effect to (i) the automatic conversion of all outstanding shares of our preferred stock into an aggregate of              shares of common stock; and (ii) the filing and effectiveness of our amended and restated certificate of incorporation, each of which will occur immediately prior to the completion of this offering.

After giving further effect to receipt of the net proceeds of our sale of              shares of common stock at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus and after deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of July 31, 2018, would have been approximately $         million, or $         per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to investors purchasing shares of common stock in this offering.

The following table illustrates this dilution to new investors on a per share basis:

Assumed initial public offering price per share		$
Pro forma net tangible book value (deficit) per share as of July 31, 2018	$
Increase in pro forma net tangible book value (deficit) per share attributable to new investors in this offering

Pro forma as adjusted net tangible book value per share immediately after this offering

Dilution in pro forma net tangible book value per share to new investors in this offering		$

If the underwriters’ option to purchase additional shares in this offering is exercised in full, the pro forma as adjusted net tangible book value would be $             per share, the increase in the pro forma net tangible book value per share for existing stockholders would be $             per share and the dilution to new investors purchasing shares of common stock in this offering would be $             per share.

Each $1.00 increase (decrease) in the assumed initial public offering price of $             per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase (decrease) the pro forma as adjusted net tangible book value, by $             per share and the dilution per share to new investors by $             per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after deducting assumed underwriting discounts and commissions.

We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million shares in the number of shares we are offering would increase (decrease) our pro forma as adjusted net tangible book value by approximately $         million, or $         per share, and the pro forma dilution per share to investors in this offering by $         per share, assuming that the assumed initial public offering price remains the same, and after deducting assumed underwriting discounts and commissions. The pro forma information discussed above is illustrative only and will change based on the actual initial public offering price, number of shares and other terms of this offering determined at pricing.

The table below summarizes, as of July 31, 2018, on the pro forma basis described above, the number of shares of our common stock, the total consideration, and the average price per share (i) paid to us by our existing stockholders and (ii) to be paid by new investors participating in this offering at an assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, before deducting assumed underwriting discounts and commissions and estimated offering expenses payable by us.

Series	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
(in thousands, except shares, per share amounts and percentages)
Existing stockholders			%	$		%	$
New investors					—

Total		100%		$	100%		$

In addition, if the underwriters’ option to purchase additional shares is exercised in full, the number of shares held by existing stockholders will be reduced to     % of the total number of shares of common stock to be outstanding upon completion of this offering, and the number of shares of common stock held by new investors participating in this offering will be further increased to     % of the total number of shares of common stock to be outstanding upon completion of the offering.

Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share would increase (decrease) total consideration paid by new investors by $         and increase (decrease) the percent of total consideration paid by new investors by     %, assuming the number of shares we are offering, as set forth on the cover page of this prospectus, remains the same, after deducting assumed underwriting discounts and commissions. We may also increase or decrease the number of shares we are offering. An increase (decrease) of 1.0 million in the number of shares offered by us would increase (decrease) total consideration paid by new investors by $        , assuming that the assumed initial public offering price remains the same, and after deducting assumed underwriting discounts and commissions.

To the extent that any outstanding options or warrants are exercised or any outstanding restricted stock units are settled, or we issue other securities or convertible debt in the future, new investors will experience further dilution.

The number of shares of common stock to be outstanding after this offering is based on                  shares of common stock outstanding as of July 31, 2018, and excludes the following:

•	shares of common stock issuable upon the exercise of options outstanding as of July 31, 2018, with a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the exercise of options granted after July 31, 2018, with a weighted-average exercise price of $ per share;

•	shares of common stock issuable upon the vesting and settlement of restricted stock units outstanding as of July 31, 2018, of which shares of common stock subject to these restricted stock units are issuable upon at the earlier of April 15, 2019 or 185 days after the completion of this offering, as the time-based vesting requirement of these restricted stock units was satisfied as of July 31, 2018 and we expect the liquidity-event vesting requirement to be satisfied upon completion of this offering;

•	shares of common stock issuable upon the vesting and settlement of restricted stock units awarded after July 31, 2018;

•	shares of common stock issuable upon the exercise of a warrant outstanding as of July 31, 2018 with an exercise price of $ per share;

•	shares of common stock issuable upon the exercise of a warrant outstanding as of July 31, 2018 with an exercise price of $ per share; and

•

             shares of common stock reserved for future issuance under our equity compensation plans, consisting of              shares of common stock that were reserved for issuance under our 2012 Stock Plan as of July 31, 2018,              shares of common stock reserved for issuance under our 2018 Equity Incentive Plan, which will become effective in connection with the completion of this offering and              shares of common stock reserved for issuance under our 2018 Employee Stock Purchase Plan, which will become effective in connection with the completion of this offering. Our 2018 Equity Incentive Plan and 2018 Employee Stock Purchase Plan also provide for automatic annual increases in the number of shares reserved under these plans, as more fully described in “Executive Compensation—Equity Plans.” On the date immediately prior to the date of this prospectus, any remaining shares available for issuance under our 2012 Stock Plan will be added to the shares reserved under the 2018 Equity Incentive Plan in effect following the completion of this offering and we will cease granting awards under the 2012 Stock Plan.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The consolidated statements of operations data for fiscal 2016, 2017, and 2018, and the consolidated balance sheets data as of January 31, 2017 and 2018, are derived from our audited consolidated financial statements and related notes included elsewhere in this prospectus. Our historical results are not necessarily indicative of our future results. The selected consolidated financial data in this section are not intended to replace our consolidated financial statements and the related notes, and are qualified in their entirety by the consolidated financial statements and related notes included elsewhere in this prospectus. The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes included within this prospectus.

	Year Ended January 31,
	2016	2017	2018
	(in thousands, except per share data)
Revenue:
Subscription revenue	$50,772	$91,416	$143,542
Professional services revenue	20,753	29,083	24,805

Total revenue	71,525	120,499	168,347

Cost of revenue:
Cost of subscription revenue(1)	7,655	9,072	19,927
Cost of professional services revenue(1)	22,849	30,335	32,058

Total cost of revenue	30,504	39,407	51,985

Gross profit	41,021	81,092	116,362

Operating expenses:
Research and development(1)	19,288	23,868	30,908
Sales and marketing(1)	55,279	73,656	100,654
General and administrative(1)	19,313	22,503	30,719

Total operating expenses	93,880	120,027	162,281

Loss from operations	(52,859)	(38,935)	(45,919)
Interest income, net	55	88	108
Other expense, net	(1,343)	(835)	(482)

Loss before income taxes	(54,147)	(39,682)	(46,293)
Provision for income taxes	(80)	(512)	(1,261)

Net loss	$(54,227)	$(40,194)	$(47,554)

Net loss per share attributable to common stockholders, basic and diluted(2)	$(4.62)	$(2.92)	$(2.51)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted(2)	11,741	13,774	18,956

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			$(0.54)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)(2)			88,212

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,
	2016	2017	2018
	(in thousands)
Cost of subscription revenue	$305	$49	$148
Cost of professional services revenue	122	336	507
Research and development	452	634	742
Sales and marketing	1,363	2,555	3,496
General and administrative	1,266	2,529	3,746

Total stock-based compensation expense	$3,508	$6,103	$8,639

(2)

See Notes 1 and 10 to our consolidated financial statements included elsewhere in this prospectus for an explanation of the method used to calculate basic and diluted net loss per share and pro forma net loss per share attributable to common stockholders and the weighted-average number of shares used in the computation of the per share amounts.

	January 31,
	2017	2018
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$80,155	$110,898
Working capital	55,830	63,925
Total assets	174,941	246,747
Deferred revenue, current and non-current	65,897	101,286
Convertible preferred stock	7	7
Total stockholders’ equity	84,744	111,639

Key Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions.

	January 31, 2016	January 31, 2017	January 31, 2018
Customers	434	662	864
Dollar-based net expansion rate	135%	123%	122%

For a discussion of our key metrics, see the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Metrics.”

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the “Selected Consolidated Financial and Other Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below and those discussed in “Risk Factors” and “Information Regarding Forward-Looking Statements” included elsewhere in this prospectus. Our fiscal year end is January 31, and our fiscal quarters end on April 30, July 31, October 31, and January 31. Our fiscal years ended January 31, 2016, 2017, and 2018 are referred to herein as fiscal 2016, fiscal 2017, and fiscal 2018.

Overview

Anaplan is pioneering the category of Connected Planning, which allows organizations to transform their businesses by making better and faster decisions.

We believe Connected Planning is the next essential cloud category. It fundamentally transforms planning by connecting people, data, and plans to enable real-time planning and decision-making in rapidly changing business environments. Connected Planning improves business success by placing the power of planning in the hands of every individual at every level within and between organizations.

Connected Planning represents a fundamental shift from the legacy approach to planning, which is typically confined to the finance department and uses a patchwork of outdated and disconnected tools and manual processes that are often overly complex, slow, inefficient, and static. Connected Planning enables dynamic, collaborative, and intelligent planning across all areas of an organization, including finance, sales, and supply chain, and other corporate functions such as marketing, human resources, and operations.

We were formed in 2008 and filed applications for two patents on certain key aspects of our proprietary Hyperblock™ technology in the same year. We launched our platform and started generating revenue in 2011. As of January 31, 2018, 864 customers were using our platform, almost double the 434 customers as of January 31, 2016. Of these 864 customers, 189, including 23 of our top 25 customers by average annual recurring revenue, were members of the Forbes Global 2000, or the Global 2000, which we believe presents our greatest growth opportunity. The revenue generated from companies included in the Global 2000 represented 56%, 54%, and 54% of our total revenue in fiscal 2016, 2017, and 2018, respectively. We define a customer as a separate legal entity with an individual subscription agreement. We have also expanded internationally with customers in 45 countries outside of the United States as of January 31, 2018.

We sell subscriptions to our cloud-based planning platform primarily through our direct sales team. We also have strategic partnerships that provide us with a significant source of lead generation and implementation leverage. Our global partners, including global strategic consulting firms and global systems integrators, often promote our platform as part of the large-scale transformation projects they drive by identifying opportunities in which our platform can help companies maximize the effectiveness of their business processes. We also partner with leading regional consulting firms and implementation partners. These highly skilled regional partners not only provide subject-matter expertise in the implementation of specific use cases, but they also act as an extension of our direct sales force by identifying and referring opportunities to us. We and our partners create pre-packaged applications that are available on our App Hub marketplace to further accelerate the adoption and expansion of our platform. In the trailing twelve months ended July 31, 2018,     % of our closed transactions were generated through leads originated from our partners, and as of July 31, 2018, we had more than              applications on App Hub.

We focus our selling efforts on executives of large enterprises, who are often making a strategic purchase of our platform with the potential for broad use throughout their organizations. We use a “land and expand” sales strategy to capitalize on this potential. Our platform is often initially adopted within a specific line of business, including in finance, sales, and supply chain, and other corporate functions such as marketing, human resources, and operations, for one or more planning use cases. Once customers see the benefits of our platform for their initial use cases, they often increase the number of users, add new use cases, and expand to additional lines of business, divisions, and geographies. This expansion often generates a natural network effect in which the value of our platform increases as more use cases are adopted, more users are connected, and greater amounts of data are brought into our platform. We have been recognized for our single, enterprise-wide Connected Planning platform by Gartner in the July 2018 Magic Quadrant for Cloud Financial Planning and Analysis Solutions, the January 2018 Magic Quadrant for Sales Performance Management, the August 2018 Hype Cycle for Human Capital Management Technology, 2018, and included in the May 2018 The Gartner CRM Vendor Guide, 2018.

The success of our “land and expand” strategy is validated by the expansion we have experienced in the use of our platform by our largest customers and by our dollar-based net expansion rates. Our top 25 customers by average annual recurring revenue as of January 31, 2018, had average annual recurring revenue of $2.0 million, compared to the average annual recurring revenue represented by their initial purchase of approximately $360,000. The revenue from these 25 customers made up 29% of our total revenue in fiscal 2018. In addition, our annual dollar-based net expansion rate for Anaplan as a whole was approximately 135%, 123%, and 122% as of the end of fiscal 2016, 2017, and 2018, respectively. See “Market, Industry, and Other Data” for a description of how we calculate our dollar-based net expansion rate. While achieving and maintaining incremental sales to existing customers requires increasingly sophisticated and costly sales efforts, the introduction of new features and functionality to our platform, and customers realizing benefits through their initial adoption of our platform, we believe we have significant opportunities to further expand the use of our platform by our existing customers as well as to attract additional large customers.

We designed our pricing to foster adoption across and throughout organizations. We offer tiered pricing of our platform based on the type of user, enabling modelers, users, and read-only participants to be part of the planning process. We sell a single platform with three different levels of functionality depending on the features and capacity required. We also sell add-on features such as bring your own key, or BYOK, functionality and Hypercare service.

We derive the substantial majority of our revenue from subscriptions for users on our platform. Our initial subscription term is typically two to three years, although some customers commit for shorter periods. We generally bill our customers annually in advance. We also offer professional services, including consulting, implementation, and training, but are increasingly leveraging our partners to provide these services, resulting in lower services revenue year over year. This evolving model of service delivery enabled us to reduce our services revenue from $29.1 million to $24.8 million in fiscal 2017 and 2018, respectively, while increasing subscription revenue from $91.4 million to $143.5 million during the same periods, representing a year-over-year subscription revenue growth rate of 80% and 57%, respectively. As a result of this strategy, our subscription revenue as a percentage of total revenue increased from 76% in fiscal 2017 to 85% in fiscal 2018.

We have grown rapidly in recent periods. For fiscal 2016, 2017, and 2018, our revenue was $71.5 million, $120.5 million, and $168.3 million, respectively. We have a strong and growing international presence with approximately 41% of our revenue in fiscal 2018 generated from outside of the United States. No individual customer represented more than 5% of our revenue in fiscal 2018. For fiscal 2016, 2017, and 2018, our net loss was $54.2 million, $40.2 million, and $47.6 million, respectively.

Key Metrics

We monitor the following key metrics to help us evaluate our business, identify trends affecting our business, formulate business plans, and make strategic decisions. We believe the following metrics are useful in evaluating our business.

Customers.    We believe that our ability to increase the number of customers on our platform is an indicator of our market penetration, the growth of our business, and our potential future business opportunities. We have successfully demonstrated a history of growing both our customer base and spend per customer through increased use of our platform. We define the number of customers at the end of any particular period as the number of parties or organizations that have entered into a subscription contract with us for which the term has not ended, or with which we are negotiating a renewal contract.

The following table sets forth the number of customers as of the dates shown:

	January 31, 2016	January 31, 2017	Jan 31, 2018
Customers	434	662	864

Dollar-Based Net Expansion Rate.    We believe that our ability to retain and expand the subscription revenue generated from our existing customers is an indicator of the long-term value of our customer relationships for Anaplan as a whole. We track our performance in this area by measuring our dollar-based net expansion rate, which compares our subscription revenue from the same set of customers across comparable periods.

Our dollar-based net expansion rate equals:

•	the annual recurring revenue at the end of a period for a base set of customers from which we generated annual recurring revenue in the year prior to the date of calculation,

divided by

•	the annual recurring revenue one year prior to the date of the calculation for that same set of customers.

Annual recurring revenue is calculated as subscription revenue already booked and in backlog that will be recorded over the next 12 months, assuming any contract expiring in those 12 months is renewed and continues on its existing terms and at its prevailing rate of utilization.

The following table sets forth the dollar-based net retention rates as of the dates shown:

	January 31, 2016	January 31, 2017	January 31, 2018
Dollar-based net retention rate	135%	123%	122%

Factors Affecting Our Performance

We believe that our future performance will depend on many factors, including those described below. While these areas present significant opportunity, they also present risks that we must manage to achieve successful results. See the section titled “Risk Factors”. If we are unable to address these challenges, our business and operating results could be adversely affected.

Market adoption of our platform.    Even though we believe Connected Planning is a strategic imperative for enterprises in today’s rapidly changing business environment, it is at an early stage of adoption. Our long-term success will depend on widespread adoption of Connected Planning by enterprises for numerous planning applications with broad use of those applications within their organizations. While we believe that we are still in the early stages of penetrating our addressable market, we have benefited from rapid customer growth. For example, we have grown the number of customers using our platform from 434 as of January 31, 2016 to 864 customers as of January 31, 2018. We intend to continue to invest to expand our customer base and further penetrate our addressable market.

Expansion of existing customers.    We employ a “land and expand” approach, with many of our customers initially deploying our product for a specific use case and group of users, and, once they realize the benefits and wide applicability of our platform, subsequently renewing subscriptions and expanding the number of users or use cases within and across lines of business and geographies. As a result, we are able to generate a significant increase in revenue from renewals and the expanded use of our platform across the enterprise. Going forward we are focused on our large customers where the opportunity for expansion and need for our planning solutions are greatest. Our future revenue growth and our ability to achieve and maintain profitability is dependent upon our ability to maintain existing customer relationships and to continue to expand our customers’ use of our platform.

Scaling our sales team.    Our ability to achieve significant growth in revenue in the future will depend, in large part, upon the effectiveness of our sales efforts, both domestically and internationally. We have invested and intend to continue to invest aggressively in expanding our direct sales force, particularly in attracting and retaining sales personnel with experience selling to larger enterprises. A substantial portion of our sales force joined us over the last 12 months, and our ability to increase our revenue will depend on the new members of our sales force becoming fully productive. In the enterprise market, a customer’s decision to use our platform may be an enterprise-wide decision. These types of sales require us to provide greater levels of education regarding the use and benefits of our platform, which involves substantial time, effort, and costs. We anticipate that our headcount will continue to increase as a result of these investments.

International sales.    Our revenue generated outside of the United States during fiscal 2017 and fiscal 2018 was approximately 38% and 41%, respectively, of our total revenue. We believe global demand for our platform will continue to increase as organizations experience the benefits that our platform can provide to international enterprises with complex planning needs spanning multiple geographies. Accordingly, we believe there is significant opportunity to grow our international business. We have invested, and plan to continue to invest, ahead of this potential demand in personnel, marketing, and access to data center capacity to support our international growth.

Product velocity.    We have invested and intend to continue to invest significantly in research and development in an effort to enhance and expand the functionality of our platform, to attract and retain development personnel, and to protect our market-leading technology advantage. We have a well-defined technology roadmap to introduce new features and functionality to our platform that we believe will enhance our ability to generate revenue by broadening the appeal of our platform to potential new customers as well as increasing the opportunities for further expanding the use of our platform by existing customers. We are also investing to further enhance the user interface, functionality, and usability of our platform, including in machine learning and other artificial intelligence technologies, to further enhance the predictive capabilities of our platform. We will need to continue to focus on bringing cutting-edge technology to market in order to remain competitive.

Partner ecosystem.    Our partner ecosystem extends our geographic coverage, accelerates the usage and adoption of our platform, and enables more efficient delivery of service solutions. We intend to augment and deepen our partnerships with global and regional partners, which include consulting firms, systems integrators, and implementation partners. We believe our partners’ scale and route to market can significantly contribute to our ability to penetrate our addressable market, extend our geographic coverage, and extend usage and adoption of our platform.

Customer First strategy.    We put the success of our customers at the center of our culture, strategy, and investments. We view our Customer First strategy as core to capturing our Connected Planning vision and driving the continued adoption and expansion in the use of our platform. By aligning our thought leadership, worldwide development and delivery capabilities, and local sales and service resources, our Customer First strategy drives exceptional value throughout our customers’ Connected Planning journeys. Our continued success depends in part on our ability to continue to put customers at the center of our strategy.

Components of Results of Operations

Revenue

We offer subscriptions to our cloud-based planning platform. We derive our revenue primarily from subscription fees and, to a lesser degree, from professional services fees. Subscription revenue consists primarily of fees to provide our customers access to our cloud-based platform. Professional services revenue includes fees from assisting customers in implementing and optimizing the use of our cloud-based platform. These services include implementation, consulting, and training.

Subscription Revenue

Subscription revenue accounted for 71%, 76%, and 85% of our revenue for fiscal 2016, 2017, and 2018, respectively. Subscription revenue is driven primarily by the number of customers, the number of users at each customer, the price of user subscriptions, and renewal rates.

Subscription fees are recognized ratably as revenue over the contract term beginning on the date the platform is made available to the customer. Our new business subscriptions typically have a term of two to three years. We generally invoice our customers in annual installments at the beginning of each year within the subscription period. Amounts that have been invoiced are initially recorded as deferred revenue and are recognized ratably over the subscription period.

Most of our contracts are non-cancellable over the contract term. We had a remaining performance obligation, or backlog, in the amount of $304.6 million as of January 31, 2018, consisting of both billed and unbilled consideration. We expect to recognize 53% of this amount as subscription revenue in fiscal 2019.

Because we recognize revenue from subscription fees ratably over the term of the contract, changes in our contracting activity in the near term may not impact changes to our reported revenue until future periods.

Professional Services Revenue

Professional services revenue is generally recognized as the services are rendered for time and material contracts, or on a proportional performance basis for fixed price contracts. The substantial majority of our professional service contracts are on a time and materials basis. Implementations generally take one to six months to complete depending upon the scope of engagement with the customer. Our professional services revenue fluctuates from quarter to quarter as a result of the achievement of payment milestones in our professional services arrangements, and the requirements, complexity, and timing of our customers’ implementation projects.

Cost of Revenue

Cost of Subscription Revenue

Cost of subscription revenue primarily consists of costs related to hosting our service. Significant expenses include data center capacity costs, personnel-related costs directly associated with our cloud infrastructure, including total compensation, customer support, equipment depreciation, and amortization of internal-use software.

Cost of Professional Services Revenue

Cost of professional services revenue primarily consists of costs related to providing implementation and configuration services, optimization services and training services, personnel-related costs directly associated with our professional services and training departments, including salaries, benefits, bonuses, and stock-based compensation, the costs of contracted third-party vendors, and travel.

Professional services associated with the implementation and configuration of our subscription platform are performed directly by our services team, as well as by contracted third-party vendors. When third-party vendors invoice us for services performed for our customers, those fees are recognized as expense over the requisite service period.

Operating Expenses

Research and Development

Research and development expenses consist primarily of personnel-related costs for our development team, including salaries, benefits, bonuses, stock-based compensation expense, and allocated overhead costs. We have invested, and intend to continue to invest, in developing technology to support our growth. We capitalize certain software development costs that are attributable to developing new features and adding incremental functionality to our platform, and amortize such costs as costs of subscription revenue over the estimated life of the new incremental functionality, which is two years. We plan to increase our investment in research and development for the foreseeable future as we focus on further developing our platform and enhancing its use cases. However, we expect our research and development expenses to decrease as a percentage of our total revenue over time, although they may fluctuate as a percentage of our total revenue from period to period.

Sales and Marketing

Sales and marketing expenses consist primarily of personnel-related costs directly associated with our sales and marketing staff, including salaries, benefits, bonuses, commissions, and stock-based compensation. Other sales and marketing costs include promotional events to promote our brand, including our Anaplan Connected Planning Xperience (CPX) user conference, previously known as our Hub conferences, advertising, and allocated overhead. We plan to increase our investment in sales and marketing over the foreseeable future, primarily stemming from increased headcount in sales and marketing, and investment in brand- and product-marketing efforts. However, we expect our sales and marketing expenses to decrease as a percentage of our total revenue over time, although they may fluctuate as a percentage of our total revenue from period to period.

General and Administrative

General and administrative expenses consist of personnel-related costs associated with our executive, finance, legal, and human resources personnel, including salaries, benefits, bonuses, and stock-based compensation expense, professional fees for external legal, accounting and other consulting services, and allocated overhead costs. We expect to increase the size of our general and administrative function to support the growth of our business. Following the completion of this offering, we expect to incur additional expenses as a result of operating as a public company, including costs to comply with the rules and regulations applicable to companies listed on a U.S. securities exchange and costs related to compliance and reporting obligations pursuant to the rules and regulations of the SEC. In addition, as a public company, we expect to incur increased expenses such as insurance, investor relations, and professional services. As a result, we expect the dollar amount of our general and administrative expenses to increase for the foreseeable future. However, we expect our general and administrative expenses to decrease as a percentage of our total revenue over time, although they may fluctuate from as a percentage of our total revenue from period to period.

Interest Income, Net

Interest income, net consists primarily of interest income earned on our cash and cash equivalents.

Other Expense, Net

Other expense, net consists primarily of the effect of exchange rates on our foreign currency-denominated asset and liability balances.

Provision for Income Taxes

Provision for income taxes consists primarily of income taxes related to foreign and state jurisdictions in which we conduct business. We maintain a full valuation allowance on our federal and state deferred tax assets as we have concluded that it is not more likely than not that the deferred assets will be utilized.

Results of Operations

The following tables set forth selected consolidated statements of operations data and such data as a percentage of total revenue for each of the periods indicated:

	Year Ended January 31,
	2016	2017	2018
	(in thousands)
Revenue:
Subscription revenue	$50,772	$91,416	$143,542
Professional services revenue	20,753	29,083	24,805

Total revenue	71,525	120,499	168,347

Cost of revenue:
Cost of subscription revenue(1)	7,655	9,072	19,927
Cost of professional services revenue(1)	22,849	30,335	32,058

Total cost of revenue	30,504	39,407	51,985

Gross profit	41,021	81,092	116,362

Operating expenses:
Research and development(1)	19,288	23,868	30,908
Sales and marketing(1)	55,279	73,656	100,654
General and administrative(1)	19,313	22,503	30,719

Total operating expenses	93,880	120,027	162,281

Loss from operations	(52,859)	(38,935)	(45,919)
Interest income, net	55	88	108
Other expense, net	(1,343)	(835)	(482)

Loss before income taxes	(54,147)	(39,682)	(46,293)
Provision for income taxes	(80)	(512)	(1,261)

Net loss	$(54,227)	$(40,194)	$(47,554)

(1)	Includes stock-based compensation expense as follows:

	Year Ended January 31,
	2016	2017	2018
	(in thousands)
Cost of subscription revenue	$305	$49	$148
Cost of professional services revenue	122	336	507
Research and development	452	634	742
Sales and marketing	1,363	2,555	3,496
General and administrative	1,266	2,529	3,746

Total stock-based compensation expense	$3,508	$6,103	$8,639

	Year Ended January 31,
	2016	2017	2018
Revenue:
Subscription revenue	71%	76%	85%
Professional services revenue	29	24	15

Total revenue	100	100	100

Cost of revenue:
Cost of subscription revenue	11	8	12
Cost of professional services revenue	32	25	19

Total cost of revenue	43	33	31

Gross profit	57	67	69

Operating expenses:
Research and development	27	20	18
Sales and marketing	77	61	60
General and administrative	27	19	18

Total operating expenses	131	100	96

Loss from operations	(74)	(33)	(27)
Interest income, net	—	—	—
Other expense, net	(2)	—	—

Loss before income taxes	(76)	(33)	(27)
Provision for income taxes	—	—	(1)

Net loss	(76)%	(33)%	(28)%

Fiscal 2017 and 2018

Revenue

	Year Ended January 31,		% Change
	2017	2018
	(in thousands)
Subscription revenue	$91,416	$143,542	57%
Professional services revenue	29,083	24,805	(15)

Total revenue	$120,499	$168,347	40

Total revenue was $168.3 million for fiscal 2018 compared to $120.5 million for fiscal 2017, an increase of $47.8 million, or 40%.

Subscription revenue was $143.5 million, or 85% of total revenue, for fiscal 2018, compared to $91.4 million, or 76% of total revenue, for fiscal 2017. The increase of $52.1 million, or 57%, in subscription revenue was due to additional sales to existing customers, which accounted for approximately 61% of the increase, and a significant increase in sales to new customers, which accounted for approximately 39% of the increase.

Professional services revenue was $24.8 million for fiscal 2018 compared to $29.1 million for fiscal 2017. The decrease of $4.3 million, or 15%, in professional services revenue was primarily due to the lower utilization of our professional services employees in fiscal 2018. This also represents a decline in professional services revenue as a percentage of total revenue from 24% to 15% due to a growing partner network and our strategy of shifting professional services revenue to our partners.

Cost of Revenue

	Year Ended January 31,		% Change
	2017	2018
	(in thousands)
Cost of subscription revenue	$9,072	$19,927	120%
Cost of professional services revenue	30,335	32,058	6

Total cost of revenue	$39,407	$51,985	32

Total cost of revenue was $52.0 million for fiscal 2018 compared to $39.4 million for fiscal 2017, an increase of $12.6 million, or 32%.

Cost of subscription revenue was $19.9 million for fiscal 2018 compared to $9.1 million for fiscal 2017, an increase of $10.9 million, or 120%. The increase in cost of subscription revenue was primarily due to an increase in salary and benefits costs related to an increase in headcount of $4.4 million, including stock-based compensation, an increase in consulting and contractor spend of $1.2 million to support our anticipated growth, an increase in amortization of capitalized software development costs and intangible assets of $1.1 million and an increase in software licenses to produce additional functionality of our platform of $0.5 million, depreciation of our servers placed in service in fiscal 2018 of $0.7 million, and an increase in allocated facilities of $0.5 million due to additional leases signed in fiscal 2018.

Cost of professional services revenue was $32.1 million for fiscal 2018 compared to $30.3 million for fiscal 2017, an increase of $1.7 million, or 6%. The relatively small increase in cost of professional services revenue was primarily due to an increase in partner implementation costs due to a growing partner network and the initial implementation of our strategy of shifting professional services to our partners.

Gross Profit and Gross Margin

	Year Ended January 31,		% Change
	2017	2018
	(in thousands)
Subscription gross profit	$82,344	$123,615	50%
Professional services gross profit	(1,252)	(7,253)	479

Total gross profit	$81,092	$116,362	43

Subscription gross margin	90%	86%
Professional services gross margin	(4)	(29)
Total gross margin	67	69

Gross profit was $116.4 million for fiscal 2018 compared to $81.1 million for fiscal 2017, an increase of $35.3 million, or 43%. The increase in gross profit is the result of the increases in our subscription revenue due primarily to additional sales to existing customers and the addition of new customers in fiscal 2018.

Gross margin percentage was 69% for fiscal 2018 compared to 67% for fiscal 2017. The increase was due primarily to the increase in subscription revenue which generates a significantly higher gross margin than our professional services revenue. The effect on gross margin of the increase in subscription revenue was partially offset by an increase in the professional services gross loss and the negative gross margin percentage related to the increase in cost of professional services revenue in fiscal 2018 and by a decrease in subscription gross margin. Our gross margins can fluctuate from quarter to quarter as a result of the achievement of payment milestones in our professional services arrangements, and the requirements, complexity, and timing of our customers’ implementation projects.

Operating Expenses

Research and Development

	Year Ended January 31,		% Change
	2017	2018
	(in thousands)
Research and development	$23,868	$30,908	29%

Research and development expenses were $30.9 million for fiscal 2018 compared to $23.9 million for fiscal 2017, an increase of $7.0 million, or 29%. The increase was primarily due to an increase in salary and benefits costs related to an increase in headcount of $4.4 million, including stock-based compensation, an increase in consulting and contractor spend of $3.0 million to support our anticipated growth, an increase in allocated facilities of $1.4 million due primarily to new facility leases entered into in fiscal 2018, an increase in hosting fees of $1.1 million for increased cloud services, and an increase of $0.6 million in recruiting costs. The increase in research and development costs was partially offset by an increase in capitalized software development costs of $3.5 million due to a significant increase in development of our core software and a one-time research and development credit related to our U.K. subsidiary in the amount of $1.4 million.

Sales and Marketing

	Year Ended January 31,		% Change
	2017	2018
	(in thousands)
Sales and marketing	$73,656	$100,654	37%

Sales and marketing expenses were $100.7 million for fiscal 2018 compared to $73.7 million for fiscal 2017, an increase of $27.0 million, or 37%. The increase was primarily due to an increase in salary and benefits costs related to an increase in headcount of $14.9 million, including stock-based compensation, a $2.7 million increase in commission expenses recognized in fiscal 2018, an increase in travel related expenses of $2.2 million, and an increase in allocated facilities of $1.0 million due primarily to a new facility lease entered into in fiscal 2018.

General and Administrative

	Year Ended January 31,		% Change
	2017	2018
	(in thousands)
General and administrative	$22,503	$30,719	37%

General and administrative expenses were $30.7 million for fiscal 2018 compared to $22.5 million for fiscal 2017, an increase of $8.2 million, or 37%. The increase was primarily due to an increase in salary and benefits costs related to an increase in headcount of $6.5 million, including stock-based compensation, an increase in consulting and contractor spend of $1.9 million, an increase in software licenses of $0.7 million, and an increase in recruiting costs of $0.7 million to support our anticipated growth. The increase was partially offset by restructuring charges of $3.3 million in fiscal 2017 related to severance and other related costs for employees terminated during that period.

Other Income and Expenses

Interest Income, net

	Year Ended January 31,		% Change
	2017	2018
	(in thousands)
Interest income, net	$88	$108	23%

Interest income, net increased by $20,000, or 23%, in fiscal 2018 as there were no significant changes to income interest or expense activities during the respective periods.

Other expense, net

	Year Ended January 31,		% Change
	2017	2018
	(in thousands)
Other expense, net	$(835)	$(482)	42%

Other expense, net was a loss of $0.5 million in fiscal 2018 compared to a loss of $0.8 million in fiscal 2017, a change of $0.4 million, or 42%. The change was primarily due to currency fluctuations and the related remeasurements during the periods, primarily related to our U.K. operations.

Provision for income taxes

	Year Ended January 31,		% Change
	2017	2018
	(in thousands)
Provision for income taxes	$(512)	$(1,261)	146%

The provision for income taxes was $1.3 million in fiscal 2018 compared to $0.5 million in fiscal 2017, an increase of $0.7 million, or 146%, primarily related to income generated from statutory intercompany cost share arrangements in certain European and Asian countries.

Fiscal 2016 and 2017

Revenue

	Year Ended January 31,		% Change
	2016	2017
	(in thousands)
Subscription revenue	$50,772	$91,416	80%
Professional services revenue	20,753	29,083	40

Total revenue	$71,525	$120,499	68

Total revenue was $120.5 million for fiscal 2017 compared to $71.5 million for fiscal 2016, an increase of $49.0 million, or 68%.

Subscription revenue was $91.4 million, or 76% of total revenue, for fiscal 2017 compared to $50.8 million, or 71% of total revenue, for fiscal 2016. The increase of $40.6 million, or 80%, in subscription revenue was due to additional sales to existing customers, which accounted for approximately 62% of the increase, and a significant increase in sales to new customers, which accounted for approximately 38% of the increase.

Professional services revenue was $29.1 million for fiscal 2017 compared to $20.8 million for fiscal 2016. The increase of $8.3 million, or 40%, was primarily due to the increased number of implementation and training projects during fiscal 2017 compared to fiscal 2016. The decrease in professional services revenue as a percentage of total revenue from 29% to 24% was due to a greater increase in subscription revenue, which increased 80% compared to the 40% increase in professional services revenue.

Cost of Revenue

	Year Ended January 31,		% Change
	2016	2017
	(in thousands)
Cost of subscription revenue	$7,655	$9,072	19%
Cost of professional services revenue	22,849	30,335	33

Total cost of revenue	$30,504	$39,407	29

Total cost of revenue was $39.4 million for fiscal 2017 compared to $30.5 million for fiscal 2016, an increase of $8.9 million, or 29%.

Cost of subscription revenue was $9.1 million for fiscal 2017 compared to $7.7 million for fiscal 2016, an increase of $1.4 million, or 19%. The increase in cost of subscription revenue was primarily due to an increase in salary and benefits costs related to an increase in headcount, including stock-based compensation, an increase in equipment costs and hosting fees to accommodate customer growth, and an increase in amortization of capitalized software development costs and intangible assets.

Cost of professional services revenue was $30.3 million for fiscal 2017 compared to $22.8 million for fiscal 2016, an increase of $7.5 million, or 33%. The increase in cost of professional services revenue was primarily due to an increase in the number of projects consistent with the increase in professional services revenue and the increase in salary and benefits costs related to an increase in headcount, including stock-based compensation, driven by our overall growth.

Gross Profit and Gross Margin

	Year Ended January 31,		% Change
	2016	2017
	(in thousands)
Subscription gross profit	$43,117	$82,344	91%
Professional services gross profit	(2,096)	(1,252)	(40)

Total gross profit	$41,021	$81,092	98

Subscription gross margin	85%	90%
Professional services gross margin	(10)	(4)
Total gross margin	57	67

Gross profit was $81.1 million for fiscal 2017 compared to $41.0 million for fiscal 2016, an increase of $40.1 million, or 98%. The increase in gross profit was the result of the increases in our subscription revenue due primarily to additional sales to existing customers and the addition of new customers in the fiscal 2017.

Gross margin percentage was 67% for fiscal 2017 compared to 57% for fiscal 2016. The increase was due primarily to the increase in subscription revenue, which generates a significantly higher gross margin than our professional services revenue.

Operating Expenses

Research and Development

	Year Ended January 31,		% Change
	2016	2017
	(in thousands)
Research and development	$19,288	$23,868	24%

Research and development expenses were $23.9 million for fiscal 2017 compared to $19.3 million for fiscal 2016, an increase of $4.6 million, or 24%. The increase was primarily due to an increase in salary and benefits costs related to an increase in headcount of $4.6 million, including stock-based compensation.

Sales and Marketing

	Year Ended January 31,		% Change
	2016	2017
	(in thousands)
Sales and marketing	$55,279	$73,656	33%

Sales and marketing expenses were $73.7 million for fiscal 2017 compared to $55.3 million for fiscal 2016, an increase of $18.4 million, or 33%. The increase was primarily due to an increase in salary and benefits costs related to an increase in headcount of $13.7 million, including stock-based compensation, and a $1.8 million increase in commission expenses due to increased bookings in fiscal 2017.

General and Administrative

	Year Ended January 31,		% Change
	2016	2017
	(in thousands)
General and administrative	$19,313	$22,503	17%

General and administrative expenses were $22.5 million for fiscal 2017 compared to $19.3 million for fiscal 2016, an increase of $3.2 million, or 17%. The increase was primarily due to restructuring charges of $3.3 million in fiscal 2017 related to severance and other related costs for terminated employees during the year. We also recognized additional costs related to an increase in salary and benefits costs related to an increase in headcount of $2.2 million, including stock-based compensation, but these increases were mostly offset by a decrease in consulting fees of $0.9 million and recruiting costs of $0.9 million related to our hiring of additional resources.

Other Income and Expenses

Interest Income, net

	Year Ended January 31,		% Change
	2016	2017
	(in thousands)
Interest income, net	$55	$88	60%

Interest income, net increased by $33,000, or 60%, in fiscal 2017 as there were no significant changes to income interest or expense activities during the respective periods.

Other expense, net

	Year Ended January 31,		% Change
	2016	2017
	(in thousands)
Other expense, net	$(1,343)	$(835)	38%

Other expense, net was a loss of $0.8 million in fiscal 2017 compared to a loss of $1.3 million in fiscal 2016, a change of $0.5 million, or 38%. The change was primarily due to currency fluctuations and the related remeasurements during the periods, primarily related to our U.K. operations.

Provision for income taxes

	Year Ended January 31,		% Change
	2016	2017
	(in thousands)
Provision for income taxes	$(80)	$(512)	540%

The provision for income taxes was $0.5 million in fiscal 2017 compared to $0.1 million in fiscal 2016, an increase of $0.4 million, or 540% due primarily to income generated from statutory intercompany cost share arrangements in certain European and Asian countries.

Quarterly Results of Operations

The following tables set forth selected unaudited quarterly consolidated statements of operations data for each of the four quarters in the period ended January 31, 2018, as well as the percentage of revenue that each line item represents for each quarter. The information for each of these four quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, includes all adjustments, which consist only of normal recurring adjustments, necessary for the fair presentation of the results of operations for these periods in accordance with generally accepted accounting principles, or GAAP. This data should be read in conjunction with our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period. Our fiscal year end is January 31, and our fiscal quarters end on April 30, July 31, October 31, and January 31.

	Three Months Ended
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018
	(in thousands)
Revenue:
Subscription revenue	$29,526	$34,278	$38,214	$41,524
Professional services revenue	7,219	6,796	5,975	4,815

Total revenue	36,745	41,074	44,189	46,339

Cost of revenue:
Cost of subscription revenue(1)	2,836	3,946	5,654	7,491
Cost of professional services revenue(1)	7,900	9,503	9,590	5,065

Total cost of revenue	10,736	13,449	15,244	12,556

Gross profit	26,009	27,625	28,945	33,783

Operating expenses:
Research and development(1)	6,427	8,782	7,596	8,103
Sales and marketing(1)	21,551	20,763	24,167	34,173
General and administrative(1)	5,573	6,444	7,419	11,283

Total operating expenses	33,551	35,989	39,182	53,559

Loss from operations	(7,542)	(8,364)	(10,237)	(19,776)
Interest income, net	20	25	30	33
Other income (expense), net	(433)	724	(1,048)	275

Loss before income taxes	(7,955)	(7,615)	(11,255)	(19,468)
Provision for income taxes	(277)	(132)	(515)	(337)

Net loss	$(8,232)	$(7,747)	$(11,770)	$(19,805)

(1)	Includes stock-based compensation expense as follows:

	Three Months Ended
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018
	(in thousands)
Cost of subscription revenue	$13	$19	$38	$78
Cost of professional services revenue	113	169	161	64
Research and development	172	170	179	221
Sales and marketing	835	860	863	938
General and administrative	582	494	667	2,003

Total stock-based compensation expense	$1,715	$1,712	$1,908	$3,304

	Three Months Ended
	April 30, 2017	July 31, 2017	October 31, 2017	January 31, 2018
Revenue:
Subscription revenue	80%	83%	86%	90%
Professional services revenue	20	17	14	10

Total revenue	100	100	100	100

Cost of revenue:
Cost of subscription revenue	8	10	13	16
Cost of professional services revenue	21	23	22	11

Total cost of revenue	29	33	35	27

Gross profit	71	67	65	73

Operating expenses:
Research and development	17	21	17	17
Sales and marketing	59	51	55	74
General and administrative	15	16	17	24

Total operating expenses	91	88	89	115

Operating loss	(20)	(21)	(24)	(42)
Interest income, net	—			—
Other income (expense), net	(1)	2	(2)	—

Loss before income tax	(21)	(19)	(26)	(42)
Provision for income taxes	(1)	—	(1)	(1)

Net loss	(22)%	(19)%	(27)%	(43)%

Quarterly Revenue Trends

Our total quarterly revenue increased sequentially for all periods presented due primarily to increases in sales to existing customers and a significant increase in sales to new customers in fiscal 2018 and 2019. The increase in total revenue was due to increases in subscription revenue which also increased sequentially for all periods presented. However, revenue from professional services decreased sequentially for all periods due to a growing partner network and our strategy of shifting professional services revenue to our partners.

Quarterly Costs of Revenue Trends

Our total quarterly costs of revenue increased sequentially until the quarter ended January 31, 2018 when we experienced a decrease of 18%. The decrease in the quarter ended January 31, 2018 was primarily driven by a significant decrease in cost of professional services revenue due to a growing partner network and our strategy of shifting professional services revenue to our partners as well as the timing of when certain projects closed. Cost of subscription revenue increased sequentially across the quarters presented due primarily to the continued expansion of our technical infrastructure and increased employee headcount. Most of our costs are recorded as period costs, and thus the costs may be reflected in our financial results sooner than the associated revenue.

Quarterly Gross Profit and Margin Trends

Our total quarterly gross profit and our subscription gross profit increased sequentially for all periods presented due primarily to increases in sales of our subscription services, while the related gross margins varied due primarily to the timing of when the related costs were recognized. The gross profit and gross margin for professional services varied due to a growing partner network and our strategy of shifting professional services revenue to our partners as well as the timing of when certain projects closed.

Our quarterly operating results may fluctuate due to various factors affecting our performance. In addition, we recognize revenue from subscription fees ratably over the term of the contract. Therefore, changes in our contracting activity in the near term may not impact changes to our reported revenue until future periods.

Quarterly Operating Expenses Trends

Our operating expenses generally increased across the quarters presented, primarily due to increases in headcount and facilities to support our expanding operations. For the three months ended July 31, 2017, however, sales and marketing costs decreased compared to the preceding three-month period, as the preceding three-month period included the CPX user conferences as well as an annual sales kickoff event. Also, for the three months ended October 31, 2017, research and development costs decreased compared to the preceding three-month period due to the shut down one of our overseas research and development offices.

Liquidity and Capital Resources

As of July 31, 2018, our principal sources of liquidity were cash and cash equivalents totaling $             million, which were held for working capital purposes. Our cash equivalents are comprised primarily of bank deposits and money market funds.

Since our inception, we have financed our operations primarily through private sales of equity securities. We believe our existing cash and cash equivalents will be sufficient to meet our projected operating requirements for at least the next 12 months. Our future capital requirements will depend on many factors, including our pace of growth, subscription renewal activity, the timing and extent of spend to support research and development efforts, the expansion of sales and marketing activities, the introduction of new and enhanced platform offerings, and the continuing market acceptance of the platform. We may in the future enter into arrangements to acquire or invest in complementary businesses, services and technologies, and intellectual property rights. We may be required to seek additional equity or debt financing. In the event that additional financing is required from outside sources, we may not be able to raise it on terms acceptable to us or at all. If we are unable to raise additional capital when desired, our business, operating results, and financial condition would be adversely affected.

Loan and Credit Facility Agreements

In June 2015, we entered into a loan and security agreement with Comerica that allowed us to borrow up to $20.0 million through June 2019. In conjunction with entering into the loan agreement with Wells Fargo discussed below, the Comerica agreement was terminated. We did not draw down any amounts under this agreement and were in compliance with the financial covenants contained in the agreement throughout its existence.

In April 2018, we entered into a syndicated loan agreement with Wells Fargo to provide a secured revolving credit facility that allows us to borrow up to $40.0 million, subject to an accounts receivable borrowing base, for general corporate purposes through April 2020. Any advances drawn on the credit facility will incur interest at a rate equal to (i) the highest of (A) the prime rate, (B) the federal funds rate plus 0.5% and (C) one-month LIBOR plus 1% less (ii) 0.5%. Interest is payable monthly in arrears with the principal and any accrued and unpaid interest due on April 30, 2020. There was a $6.0 million reduction of the available credit facility in April 2018 related to letters of credit for certain of our facility leases, which resulted in the simultaneous release of $6.0 million in restricted cash.

We granted Wells Fargo a first priority lien in our accounts receivable, all of the issued shares of capital stock and equity interests of our subsidiaries, and other corporate assets and agreed not to pledge our intellectual property to other parties. The loan agreement includes affirmative and negative covenants, including financial covenants requiring: (i) maintenance at all times of minimum tangible net worth, defined as assets, excluding intangible assets, less liabilities of not less than $1; and (ii) maintenance at all times of a ratio of (A) the aggregate of our cash, cash equivalents and net accounts receivable to (B) total current liabilities less current deferred revenue plus revolving credit loans drawn under the loan agreement of not less than 1.50 to 1.00. As of April 30, 2018, we were in compliance with all covenants associated with the credit facility.

Cash Flows

The following table summarizes our cash flows for the periods presented:

	Year Ended January 31,
	2016	2017	2018
	(in thousands)
Net cash used in operating activities	$(52,804)	$(26,161)	$(14,501)
Net cash used in investing activities	(7,991)	(2,371)	(15,366)
Net cash provided by financing activities	87,121	2,239	64,724

Operating Activities

Net cash used in operating activities of $14.5 million for fiscal 2018 was primarily due to a net loss of $47.6 million, partially offset by non-cash charges for stock-based compensation of $8.6 million, depreciation and amortization of $7.4 million, and amortization of deferred commissions of $7.4 million. Changes in working capital were favorable to cash flows from operations by $9.3 million due to a change in the deferred revenue balance of $32.4 million from our increases in sales and increases in accounts payable and accrued expenses of $8.9 million due to our growth, partially offset by an increase in deferred commissions of $14.8 million and increases in accounts receivable of $10.2 million and in prepaid expenses and other current assets of $5.9 million also related to increases in our sales.

Net cash used in operating activities of $26.2 million for fiscal 2017 was primarily due to a net loss of $40.2 million, partially offset by non-cash charges for stock-based compensation of $6.1 million, depreciation and amortization of $4.3 million, and amortization of deferred commissions of $4.8 million. Changes in working capital were unfavorable to cash flows from operations by $1.5 million due to increases in our accounts receivable of $16.5 million and deferred commissions of $12.2 million due to increases in sales, partially offset by increases in deferred revenue of $24.2 million also due to increases in sales and an increase in accounts payable and accrued expenses of $5.4 million related to our growth.

Net cash used in operating activities of $52.8 million for fiscal 2016 was primarily due to a net loss of $54.2 million, partially offset by non-cash charges for stock-based compensation of $3.5 million, depreciation and amortization of $2.6 million, and amortization of deferred commissions of $3.2 million. Changes in working capital were unfavorable to cash flows from operations by $8.2 million due to increases in our accounts receivable of $17.4 million, prepaid expenses and other current assets of $3.4 million, and deferred commissions of $11.4 million generally due to increases in sales, partially offset by increases deferred revenue of $16.6 million also due to increases in sales and an increase in accounts payable and accrued expenses of $6.4 million related to our growth.

Investing Activities

Net cash used in investing activities for fiscal 2018 of $15.4 million was related to purchases of property and equipment of $9.6 million related to our growth and the capitalization of internal use software of $5.8 million as we expanded the platform and increased our development efforts.

Net cash used in investing activities for fiscal 2017 of $2.4 million was related to purchases of property and equipment of $2.8 million and the capitalization of internal use software of $2.2 million, partially offset by maturities in marketable securities of $3.0 million.

Net cash used in investing activities for fiscal 2016 of $8.0 million was related to purchases of property and equipment of $5.5 million, purchases of marketable securities of $3.0 million, and capitalization of internal use software of $1.5 million, partially offset by maturities of marketable securities of $2.0 million.

Financing Activities

Net cash provided by financing activities for fiscal 2018 of $64.7 million consisted of net proceeds of $59.9 million from the issuance of Series F convertible preferred stock, $3.3 million in proceeds from the exercise of stock options, and $1.5 million from the repayment of promissory notes.

Net cash provided by financing activities for fiscal 2017 of $2.2 million consisted primarily of $1.9 million in proceeds from the exercise of stock options.

Net cash provided by financing activities for fiscal 2016 of $87.1 million consisted primarily of net proceeds of $86.5 million from the issuance of Series E convertible preferred stock.

Commitments and Contractual Obligations

The following table summarizes our non-cancelable contractual obligations as of January 31, 2018:

	Total	Payments Due by Period
		Less Than 1 Year	1 - 3 Years	3 - 5 Years	More Than 5 Years
	(in thousands)
Operating lease obligations	$57,302	$10,183	$16,650	$11,865	$18,604
Non-cancellable purchase obligations	8,918	4,996	3,922	—	—

Total contractual obligations	$66,220	$15,179	$20,572	$11,865	$18,604

The contractual commitment amounts in the table above are associated with agreements that are enforceable and legally binding. Obligations under contracts that we can cancel without a significant penalty are not included in the table above. Purchase orders issued in the ordinary course of business are not included in the table above, as these purchase orders represent authorizations to purchase rather than binding agreements and are generally fulfilled within short time periods.

Off-Balance Sheet Arrangements

Through January 31, 2018, we did not have any relationships with unconsolidated organizations or financial partnerships, such as structured finance or special purpose entities that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Exchange Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates, particularly changes in the British Pound Sterling, Euro, and Singapore Dollar. Impacts to our operations from changes in foreign currency have been fairly limited to date and thus we have not instituted a hedging program. We expect our international operations to continue to grow in the near term and we will monitor our foreign currency exposure to determine when we should begin a hedging program. A majority of our agreements have been and we expect will continue to be denominated in U.S. dollars. A hypothetical 10% increase or decrease in the relative value of the U.S. dollar to other currencies would not have had a material effect on operating results for fiscal 2017 and 2018.

Interest Rate Sensitivity

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate sensitivities. As of January 31, 2018, we had cash and cash equivalents of $110.9 million, which consisted primarily of bank deposits and money market funds. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations of interest income have not been significant. We have not been exposed nor do we anticipate being exposed to material risks due to changes in interest rates. A hypothetical 10% change in interest rates would not have had a material impact on our operating results for fiscal 2017 and 2018.

Critical Accounting Polices and Estimates

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with GAAP. The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported revenue generated and expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

Revenue Recognition

We recognize revenue from contracts with customers using the five-step method described in Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus. At contract inception we evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. We combine contracts entered into at or near the same time with the same customer if we determine that the contracts are negotiated as a package with a single commercial objective; the amount of consideration to be paid in one contract depends on the price or performance of the other contract; or the services promised in the contracts are a single performance obligation.

Our performance obligations consist of (i) subscription and support services and (ii) professional and other services. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on their relative standalone selling price. We determine standalone selling price, or SSP, for all our performance obligations using observable inputs, such as standalone sales and historical contract pricing. SSP is consistent with our overall pricing objectives, taking into consideration the type of subscription services and professional and other services. SSP also reflects the amount we would charge for that performance obligation if it were sold separately in a standalone sale, and the price we would sell to similar customers in similar circumstances.

In general, we satisfy the majority of our performance obligations over time as we transfer the promised services to our customers. We review the contract terms and conditions to evaluate the timing and amount of revenue recognition; the related contract balances; and our remaining performance obligations. We also estimate the number of hours expected to be incurred based on an expected hours approach that considers historical hours incurred for similar projects based on the types and sizes of customers. These evaluations require significant judgment that could affect the timing and amount of revenue recognized.

Deferred Commissions

We capitalize sales commissions that are considered to be incremental to the acquisition of customer contracts, which are then amortized over an estimated period of benefit. To determine the period of benefit of our deferred commissions, we evaluate the type of costs incurred, the nature of the related benefit, and the specific facts and circumstances of our arrangements. We determine the period of benefit for commissions paid for the acquisition of the initial subscription contract by taking into consideration our initial estimated customer life and the technological life of the platform and related significant features. We determine the period of benefit for commissions on renewal subscription contracts by considering the average contractual term for renewal contracts. We evaluate these assumptions on a quarterly basis and periodically review whether events or changes in circumstances have occurred that could impact the period of benefit.

Stock-Based Compensation

Stock-based compensation expense is measured and recognized in the consolidated financial statements based on the fair value of the awards granted.

Stock Options

The fair value of a stock option is estimated on the grant date using the Black-Scholes option-pricing model. Stock-based compensation expense is recognized, net of forfeitures, over the requisite service periods of the awards, which is generally four years.

Our use of the Black-Scholes option-pricing model requires the input of highly subjective assumptions, including the fair value of our underlying common stock, expected term of the option, expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

•	Fair Value of Common Stock. As our stock is not publicly traded, and is rarely traded privately, we estimate the fair value of common stock as discussed in “—Common Stock Valuations” below.

•	Risk-Free Interest Rate. We base the risk-free interest rate for the expected term of the options on the U.S. Treasury yield curve in effect at the time of the grant.

•

Expected Term.    We determine the expected term using the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award, as we do not have sufficient historical data relating to stock-option exercises.

•

Expected Volatility.    As we do not have a trading history for our common stock, the expected volatility for our common stock was estimated by taking the average historic price volatility for industry peers, consisting of several public companies in our industry which are either similar in size, stage of life cycle or financial leverage, over a period equivalent to the expected term of the awards.

•

Expected Dividend Yield.    We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. As a result, we use an expected dividend yield of zero.

The Black-Scholes assumptions used in evaluating our awards are as follows:

	Year Ended January 31,
	2016	2017	2018
Risk-free interest rate	1.49%–1.89%	1.28%–2.18%	1.88%–2.54%
Expected term (years)	6.08–6.58	5.25–6.08	6.08
Expected volatility	42.7%–47.9%	41.7%–44.2%	38.0%–41.6%
Dividend yield	—	—	—

We must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover, and other factors.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

As of January 31, 2018, we had approximately $18.4 million in future stock-based compensation related to unvested stock options which is expected to be recognized over a weighted-average period of approximately 3.17 years.

Restricted Stock Units

Substantially all of the RSUs that we have issued to date vest upon the satisfaction of both service-based and performance-based vesting conditions. The service-based condition is typically over a four-year service period. The performance-based requirement is satisfied on the earlier of: (i) a change in control or (ii) the effective date of the registration statement for our initial public offering. The RSUs vest on the first date upon which both the service-based and liquidity event requirements are satisfied.

Stock-based compensation expense is recognized only for those RSUs that are expected to meet the service-based and performance conditions. As of January 31, 2018, achievement of the performance condition was not probable. A change in control event and effective registration statement are not deemed probable until those events occur. If our IPO had occurred on January 31, 2018, we would have recognized $6.9 million of stock-based compensation expense for all RSUs that had fully satisfied the service-based vesting condition on that date, and would have had approximately $18.7 million of unrecognized compensation cost that represents the grants that have not met the service condition as of January 31, 2018, which is expected to be recognized over a weighted-average period of approximately 3.05 years.

Stock Purchase Rights

Stock purchase rights have been issued in exchange for recourse promissory notes that have been deemed to be non-substantive in nature. The rights are accounted for as option awards with the related stock-based compensation recognized over the vesting period of the awards.

The related stock-based compensation is based on the fair value of the awards determined using the Black-Scholes option-pricing model and the assumptions are determined similarly to those noted in the option discussion above for each of the fair value of our underlying common stock, expected term of the option, expected volatility of the price of our common stock, risk-free interest rates, and the expected dividend yield of our common stock.

We have not granted any stock purchase rights since fiscal 2017 and the related unrecognized stock-based compensation for outstanding unvested stock purchase rights as of January 31, 2018 was $1.3 million which is expected to be recognized over a weighted-average period of approximately 2.04 years.

Common Stock Valuations

The fair value of the common stock underlying our stock options was determined by our board of directors. The valuations of our common stock were determined in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation. In the absence of a public trading market, our board of directors, with input from management, exercised significant judgment and considered numerous objective and subjective factors to determine the fair value of our common stock as of the date of each option grant, including the following factors:

•	contemporaneous valuations performed by third-party valuation firms;

•	the prices, rights, preferences, and privileges of our convertible preferred stock relative to those of our common stock;

•	the prices of convertible preferred stock sold by us to third-party investors in arms-length transactions;

•	the lack of marketability of our common stock;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	our history and the timing of the introduction of new products and services;

•	our stage of development;

•	the likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our business given prevailing market conditions;

•	the market performance of comparable publicly-traded companies;

•	recent secondary stock sales transactions; and

•	U.S. and global capital market conditions.

In valuing our common stock, we utilized the income and company transaction approaches (considering within the company transaction approach both recent preferred stock financing transactions and secondary sales of our common stock), which are considered highly complex and subjective valuation methodologies. The income approach estimates the fair value of our business, or Enterprise Value, based on the present value of our future estimated cash flows and our residual value beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate, to reflect the risks inherent in our achieving these estimated cash flows. The Enterprise Value determined was then adjusted to (i) add back cash on hand and (ii) remove certain long-term liabilities in order to determine an equity value, or Equity Value. The company transaction method estimates the Equity Value based on an assessment of recent transactions in our common stock as well as an assessment of recent preferred stock financing transactions.

For all approaches other than the market approach utilizing secondary transactions in our common stock, the Equity Value was allocated among the various classes of our equity securities to derive a per share value of our common stock. Through January 31, 2018, we performed this allocation using the option pricing method, or OPM, which treats the securities comprising our capital structure as call options with exercise prices based on the liquidation preferences of our various series of preferred stock and the exercise prices of our options and warrants.

After the Equity Value is determined and allocated to the various classes of shares, a discount for lack of marketability, or DLOM, is applied to arrive at the fair value of the common stock. A DLOM is meant to account for the lack of marketability of a stock that is not traded on public exchanges. For financial reporting purposes, we considered the amount of time between the valuation date and the grant date of our stock options to determine whether to use the latest common stock valuation or a straight-line interpolation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Once we are operating as a public company, we will rely on the closing price of our common stock as reported on the date of grant to determine the fair value of our common stock.

Based on the assumed initial public offering price of $         per share, which is the midpoint of the price range set forth on the cover page of this prospectus, the aggregate intrinsic value of our outstanding stock-based awards as of                          was as follows: stock options was $         million, of which $         million related to vested stock option awards; stock purchase rights was $         million; and RSUs was $         million.

JOBS Act Accounting Election

We are an emerging growth company, as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies. We also adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, effective February 1, 2018, using the full retrospective method.

Recent Accounting Pronouncements

See “Summary of Business and Significant Accounting Policies” in Note 1 of the notes to our consolidated financial statements included elsewhere in this prospectus for more information.

BUSINESS

Overview

Anaplan is pioneering the category of Connected Planning, which allows organizations to transform their businesses by making better and faster decisions.

We believe Connected Planning is the next essential cloud category. It fundamentally transforms planning by connecting people, data, and plans to enable real-time planning and decision-making in rapidly changing business environments. Connected Planning improves business success by placing the power of planning in the hands of every individual at every level within and between organizations.

Connected Planning represents a fundamental shift from the legacy approach to planning, which is typically confined to the finance department and uses a patchwork of outdated and disconnected tools and manual processes that are often overly complex, slow, inefficient, and static. Connected Planning enables dynamic, collaborative, and intelligent planning across all areas of an organization, including finance, sales, and supply chain, and other corporate functions such as marketing, human resources, and operations.

Our cloud platform is a complete end-to-end solution that addresses the Connected Planning needs of all organizations with a focus on the largest global enterprises. We define large global enterprises as companies included in the Forbes Global 2000, or the Global 2000, an annual ranking of the largest public companies in the world by Forbes magazine. We empower customers to quickly and easily build models to address their most complex business challenges. Our powerful modeling engine, which is based on our proprietary Hyperblock™ technology, enables thousands of concurrent users to access a centralized single source of information for planning, ensuring the consistency, quality, and integrity of the data. Our innovative in-memory architecture allows customers to rapidly run alternative scenarios to understand the impact of changes in business assumptions. This functionality allows users to view and assess the impact of assumptions on plans and key performance indicators in real time. Our platform also leverages predictive analytics to produce actionable intelligence that gives our customers a competitive advantage. We are investing in artificial intelligence, including machine learning, to further enhance the predictive capabilities of our platform.

Our proprietary Hyperblock technology is at the core of our platform and was purpose-built for Connected Planning. This powerful in-memory modeling engine leverages 64-bit multi-core parallel processors to deliver calculations on a massive amount of data at very high speed in real time. Our platform unites traditionally distinct or disconnected database structures, including relational, columnar, and online analytical processing, or OLAP, with in-memory data storage and calculation. Our flexible data structure enables users to easily build and modify complex multi-dimensional models in a single modeling environment, scaling to thousands of concurrent users. Together, these technologies enable flexible modeling, widespread collaboration, and rapid calculation and iteration. As a result, our platform provides insights that were previously unavailable.

We put the success of our customers at the center of our culture, strategy, and investments. As thought leaders in Connected Planning, we have developed deep domain expertise and best practices that are crucial in addressing our customers’ planning challenges. By aligning our thought leadership, worldwide development and delivery capabilities, and local sales and service resources, our Customer First strategy drives exceptional value throughout our customers’ Connected Planning journeys. We view our Customer First strategy as core to capturing our Connected Planning vision and driving continued expansion in the use of our platform.

We focus our selling efforts on executives of large enterprises, who are often making a strategic purchase of our platform with the potential for broad use throughout their organizations. We use a “land and expand” sales strategy to capitalize on this potential. Our platform is often initially adopted within a specific line of business, including in finance, sales, and supply chain, and other corporate functions such as marketing, human resources, and operations, for one or more planning use cases. Once customers see the benefits of our platform for their initial use cases, they often increase the number of users, add new use cases, and expand to additional lines of business, divisions, and geographies. This expansion often generates a natural network effect in which the value of our platform increases as more use cases are adopted, more users are connected, and greater amounts of data are incorporated in our platform. We have been recognized for our single, enterprise-wide Connected Planning platform by Gartner in the July 2018 Magic Quadrant for Cloud Financial Planning and Analysis Solutions, the January 2018 Magic Quadrant for Sales Performance Management, the August 2018 Hype Cycle for Human Capital Management Technology, 2018, and included in the May 2018 The Gartner CRM Vendor Guide, 2018.

As of January 31, 2018, 864 customers were using our platform. Of these, 189, including 23 of our top 25 customers, were members of the Global 2000, which we believe presents our greatest growth opportunity. The revenue generated from these large global enterprises included in the Global 2000 represented 56%, 54%, and 54% of our total revenue in fiscal 2016, 2017, and 2018, respectively. The success of our “land and expand” strategy is validated by the expansion we have experienced in the use of our platform by our largest customers and by our dollar-based net expansion rates. Our top 25 customers by average annual recurring revenue as of January 31, 2018, 23 of which are large enterprise customers included in the Global 2000, had average annual recurring revenue of approximately $2.0 million, compared to the average annual recurring revenue represented by their initial purchase of approximately $360,000. The revenue from these 25 customers made up 29% of our total revenue in fiscal 2018. In addition, our annual dollar-based net expansion rate for Anaplan as a whole was approximately 135%, 123%, and 122% as of the end of fiscal 2016, 2017, and 2018, respectively. See “Market, Industry, and Other Data” for a description of how we calculate our dollar-based net expansion rate. While achieving and maintaining incremental sales to existing customers requires increasingly sophisticated and costly sales efforts, the introduction of new features and functionality to our platform, and customers realizing benefits through their initial adoption of our platform, we believe we have significant opportunities to further expand the use of our platform by our existing customers as well as to attract additional large customers.

We sell our cloud platform primarily through our direct sales team. We also have a broad network of consulting and implementation partners to extend our customer reach and help accelerate the sale and delivery of our platform as a supplement to our direct sales force. Our global partners, including global strategic consulting firms and global systems integrators, often promote our platform as their clients examine how to plan more effectively to achieve organizational transformation or improve business processes. We also partner with leading regional consulting firms and implementation partners. These highly skilled regional partners not only provide subject-matter expertise in the implementation of specific use cases, but they also act as an extension of our direct sales force by identifying and referring opportunities to us. We and our partners create pre-packaged applications that are available on our App Hub marketplace to further accelerate the adoption and expansion of our platform. In the trailing twelve months ended July 31, 2018,     % of our closed transactions were generated through leads originated from our partners, and as of July 31, 2018, we had more than                applications on App Hub.

We also offer professional services, including consulting, implementation, and training, but are increasingly leveraging our partners to provide these services. This evolving model of service delivery has enabled us to reduce our services revenue from $29.1 million to $24.8 million in fiscal 2017 and 2018, respectively, while increasing subscription revenue from $91.4 million to $143.5 million during the same periods. As a result of this strategy, our subscription revenue as a percentage of total revenue increased from 76% in fiscal 2017 to 85% in fiscal 2018.

We have grown rapidly in recent periods. For fiscal 2016, 2017, and 2018, our revenue was $71.5 million, $120.5 million, and $168.3 million, respectively, and our subscription revenue was $50.8 million, $91.4 million, and $143.5 million, respectively, representing a year-over-year subscription revenue growth rate of 80% and 57%, respectively. For fiscal 2016, 2017, and 2018, our net loss was $54.2 million, $40.2 million, and $47.6 million, respectively.

Industry Background

Existing planning processes are broken in a number of fundamental ways:

Planning Has Been Centralized

The pace of disruption is accelerating and competitive advantage is inextricably linked with the ability to be proactive, fast, and agile. Traditionally, planning has been confined to dedicated planners within the finance department. Organizations are now decentralizing decision-making by empowering departmental leaders, regional heads, and individual employees to make decisions based on the corporate strategy and business realities they observe. It has become critically important to have visibility and collaboration across the whole organization to facilitate quicker, more informed, and more effective decision-making.

Planning Has Been Backward-Looking

One of the major limitations of effective planning has been its focus on the past rather than the future. Organizations have often attempted to plan and iterate future scenarios but have been constrained by their inability to incorporate current, consistent, and accurate data in a timely manner. Therefore, planners, in the interest of time, often simply look back at past performance and apply a sub-optimal adjustment to create a plan for the future.

Planning Processes Have Been Manual and Slow, Relying on Stale and Inaccurate Information

Many organizations are still using a patchwork of outdated tools, including decentralized manual processes managed through spreadsheets and other point products. These processes often rely on contradictory and stale data and cannot deliver real-time insights across organizations. These tools often remain siloed and disconnected without cohesive organization-wide planning capabilities. As a result, organizations have highly inefficient, labor-intensive processes that significantly impair their organizational visibility and decision-making speed.

Modern Technology Has Not Been Leveraged in the Planning Process

Cloud architecture brings a vast number of improvements over legacy on-premises software, including faster deployment, greater flexibility, easier maintenance, and increased collaboration. Mobile devices and ubiquitous internet connectivity are enabling people to work wherever, whenever, and however they want. Integration technologies, such as application programming interfaces, or APIs, and connectors, enable users to connect different types of data and applications rapidly and reliably without requiring long and expensive systems integration projects.

In addition, while software technologies have been packaged for specific use cases, the planning process requires a comprehensive, unified platform that can efficiently and dynamically address planning across functional areas and lines of business. Many of the products packaged for specific use cases merely assemble existing technologies to serve functions for which they were not originally designed. Given that these products were not designed from inception as a unified platform for planning, they inherit the same performance limitations and bottlenecks of the existing technologies from which they were assembled. In contrast, a platform designed from inception to support emerging capabilities, such as those made possible by machine learning and artificial intelligence, can enable further insights into organizational behaviors and shape better predictions about the future.

Planning Processes Were Not Designed to Take Advantage of the Large Amount of Data Available Today

Big data and cloud computing have led to an explosion in available data, providing access to more real-time information than ever before. Business-related data includes both internal information, such as sales pipelines, financial information, employee data, and product configurations, as well as external data, including pricing trends, economic data, and supply chain logistics. Not only does this information often exist in organizational silos or disparate databases, but there are often competing versions of the same data. Organizations today realize the need to take advantage of available data, in all its complexity, volume, and variety. Organizations can make better informed decisions if they have a consistent source of information that enables them to extract insights. Increasingly, technology exists to integrate and manage this data to provide a single, consistent source of information. By collecting, integrating, analyzing, and using this high-quality data, organizations can compress the time needed to adapt and revise their strategies and business operations.

Planning Solutions Have Been Dependent on IT Departments

As people have become accustomed to highly intuitive, easy-to-use consumer applications, they want to enjoy the same user-friendly experiences with the software they use at work. Historically, employees who wanted to make changes to planning analyses or reports did not have the necessary coding skills, so they would submit the request to IT departments for new reports, items, or analyses adding in some cases days, weeks, or months to the time needed to make mission-critical decisions. Today, organizations want a planning platform that enables every user, without the assistance of IT personnel, to rapidly build models, easily interact with and gain insights from their data, and holistically collaborate with peers across their organization.

Existing Solutions Do Not Meet the Needs of Organizations or Employees

Legacy Planning Products

Legacy planning products are typically siloed, on-premises solutions, or cloud-enabled adaptations of on-premises solutions, designed to address the limited scope of historical planning approaches, and have the following limitations:

•

Not Dynamic.    Legacy planning products tend to be static, and do not allow for the rapid iteration of scenarios that can produce the greatest insight into the impact of planning assumptions. They typically require lengthy implementations and substantial capital and operating investments in IT infrastructure to customize and integrate with other data and applications. On-premises, legacy planning products also require periodic maintenance upgrades, resulting in more delays, costs, and inconsistent versions across departments.

•

Not Collaborative.    Legacy planning products typically are siloed by department, and reside only in the hands of specialists. They require significant training and expertise of dedicated business analysts, limiting who can participate in planning. Changes in analysis, reporting, and other modifications typically require coding by IT personnel, often taking weeks or months to implement. These products were not designed for users within and across organizations to share data, collaborate, and draw holistic conclusions.

•

Not Intelligent.    Legacy planning products are not well-equipped to enable actionable insights from plans. These products often do not provide the comprehensive set of advanced predictive analytics and optimization tools necessary to drive highly informed decision-making. This paradigm may have been acceptable when business cycles were slower and more predictable, but business leaders in today’s environment need products with greater intelligence.

Emerging Point Products

Emerging point products are typically designed to address a narrow set of pre-defined use cases such as sales performance management, financial planning, or forecasting. The limitations of these products include:

•

Siloed Analyses.    These products often can only provide answers to specific, standard questions using a confined data set. They also often lack broader organizational context and understanding and are difficult to integrate with other systems and data across the organization. These shortcomings require organizations to acquire and manage multiple point products and pair them with manual processes to generate more holistic plans.

•

Cannot Effectively Model.    To effectively model, a solution must help users understand the impact that changes in assumptions have on forecasted goals. These products are often unable to quickly run and re-run alternative planning scenarios requiring a large amount of data from across the organization to produce the insights necessary to forecast effectively.

•

Lack of Platform Capabilities.    Emerging point products were typically not built as platforms and therefore do not enable users to build an expanding number of models to address use cases across the organization. As a result, organizations using these products often must buy multiple products for various lines of business and use cases across the organization.

•

Difficulty Scaling.    Emerging point products are primarily suitable for small and medium-sized businesses. Often these solutions are not built to handle the demands of large global enterprises and cannot scale efficiently and effectively.

Manual Processes

In many organizations, data is primarily gathered, maintained, and updated using individual, static, and manual productivity tools and processes, which we collectively refer to as manual processes. These processes are most often managed through spreadsheets. The limitations of these processes include:

•

Error Prone.    Manual processes are error prone. For example, spreadsheet modeling logic is contained at the level of individual cells, rather than at a higher abstraction layer. Errors or changes in calculation formulas are very common and extremely time-consuming and are difficult to identify and correct, causing significant delays and lost productivity.

•

Limited Scalability.    Manual process tools such as spreadsheets and other documents, databases, and emails cannot effectively manage enterprise-sized data or execute calculations at the scale that large businesses often require. Often these individual files become so large that they need to be split into numerous sheets or documents, requiring complex links to be built and maintained.

•

Lack of Collaboration.    Users are typically required to collaborate by attaching their documents to emails, then manually relinking cells and sheets. This process is highly manual, less secure than an enterprise platform, time consuming, error prone, and often results in people working with stale data.

•	Lack of Relevant Information. Users will often lack the breadth of information required to make informed decisions, or only have access to stale, incomplete, or incorrect data.

•

Lack of Data Governance and Security.    Using individual productivity tools lacking a central data hub means that data often is lost or compromised. The information is difficult to audit since individuals choose how data is disseminated without reference to an organization’s preferred permissions.

Our Market Opportunity

We address a very large existing market of legacy and emerging business software categories, recognized by market research studies. According to International Data Corporation, or IDC, the worldwide performance management and analytic applications software market is forecasted to be approximately $17 billion in 2018 and to grow to $21 billion by 2021. This market includes applications for customer relationship management, workforce management, supply chain management, production planning, services operations, and enterprise performance management.

Based on our experience with customers, however, we believe we address a greater opportunity not yet quantified by current market research studies because we are also disrupting numerous manual processes and tools traditionally used in enterprise planning.

Our Platform

Our cloud platform is designed to address the end-to-end Connected Planning needs of all organizations. It incorporates the best elements of existing, standalone technologies in a single, unified codebase specifically architected from its inception to serve as a single platform for decision-making and planning. Our platform has the power and functionality to address the most complex planning challenges of the largest global enterprises. It combines the:

•	multi-dimensionality of an OLAP tool;

•	querying power of a database;

•	ease of use of spreadsheets; and

•	raw analytical power of a calculation engine.

Our proprietary Hyperblock technology is at the core of our platform and was purpose-built to bring real-time Connected Planning to lines of business throughout the organization, including sales, supply chain, marketing, human resources, and operations, in addition to finance.

We empower customers to quickly and easily build models to address the most complex business challenges. Our powerful modeling engine, which is based on our proprietary Hyperblock technology, enables thousands of concurrent users to access a centralized single source of information for planning, ensuring the consistency, quality, and integrity of data for every user. Our innovative in-memory architecture allows customers to rapidly run alternative scenarios to understand the impact of changes in business assumptions on plans and key performance indicators in real time. Our platform also leverages predictive analytics to produce actionable intelligence that gives our customers a competitive advantage. We are investing in artificial intelligence, including machine learning, to further enhance the predictive capabilities of our platform.

While the use cases for our platform are unbounded, our customers typically use our platform for:

•	Sales. Managing sales performance, including incentive compensation, territory and quota planning, sales forecasting, account segmentation and scoring, and sales capacity planning.

•

Finance.    Managing financial and overall enterprise performance, including financial budgeting, planning, and forecasting. Other areas include tax and treasury planning, financial consolidations and reporting, and long-range planning.

•	Supply Chain. Managing supply chain performance, including demand planning, supply planning, sales and operations planning, inventory, and merchandise optimization.

•	HR. Managing workforce plans and performance, including workforce and headcount planning, workforce optimization planning, succession planning, and global compensation.

•	Marketing. Managing marketing performance, including trade promotion planning, pricing optimization, and marketing performance management.

•

Operations.    Managing performance for many additional operational areas, including IT, project budgeting and performance analysis, retail merchandise planning, call center planning, resource capacity planning for professional services, actuarial and premium modeling for insurance, capital planning for banking, clinical trial planning for pharmaceuticals, and commodity sensitivity analysis for consumer goods.

Industry analysts have recognized the broad capabilities and applicability of our single, enterprise-wide Connected Planning platform. Our platform has been recognized in the following Gartner, Inc., or Gartner, reports:

•	Gartner, Inc., Magic Quadrant for Sales Performance Management, January 2018.

•	Gartner, Inc., The Gartner CRM Vendor Guide, 2018, May 2018.

•	Gartner, Inc., Magic Quadrant for Cloud Financial Planning and Analysis Solutions, July 2018.

•	Gartner, Inc., Hype Cycle for Human Capital Management Technology, 2018, August 2018.

The Gartner Reports described herein, or the Gartner Reports, represent research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. Each Gartner Report speaks as of its original publication date (and not as of the date of this Prospectus) and the opinions expressed in the Gartner Reports are subject to change without notice.

Gartner does not endorse any vendor, product, or service depicted in its research publications, and does not advise technology users to select only those vendors with the highest ratings or other designation. Gartner research publications consist of the opinions of Gartner’s research organization and should not be construed as statements of fact. Gartner disclaims all warranties, expressed or implied, with respect to this research, including any warranties of merchantability or fitness for a particular purpose.

Benefits to Our Customers

Our customers use our platform to transform their businesses by making better and faster decisions. Our platform allows our customers to rapidly achieve productivity gains and cost savings, which can result in high returns on investment.

Our customers achieve these benefits as a result of the following key attributes of our platform:

•

Intelligent.    Customers can gain actionable intelligence by accessing data from both within and outside of the organization, integrating hundreds of applications and documents, and using advanced predictive analytics.

•

Collaborative.    Customers can connect people, data, and plans to collaborate across the organization in real time without transferring data between point products and spreadsheets. As a result, our platform enables integrated business planning at strategic and operational levels across lines of business.

•

Dynamic.    Customers can rapidly run alternative scenarios to understand the impact of changes in model assumptions. Users can view and assess the impact of model assumptions on plans and key performance indicators in real time.

•	Accurate. Customers can create a centralized single source of information for planning data, thus ensuring the consistency, quality, and integrity of the data utilized.

•

Scalable.    Customers can build models at massive scale that are deployed horizontally and vertically throughout organizations and allow thousands of concurrent users to access consistent data without sacrificing performance.

•

Easy to Implement and Use.    Customers can rapidly build and easily modify and manage sophisticated models to address their specific needs without coding or relying on their IT departments, resulting in a more rapid return on their time and investment.

•

Comprehensive.     Customers can benefit from a comprehensive platform designed to be deployed horizontally and vertically throughout their organizations. Users from every line of business across and within our customers can utilize our platform to address all of their Connected Planning needs.

Our Technology

Our platform is built on a multi-tenant, cloud-native architecture, with our proprietary Hyperblock technology at its core. This platform is purpose-built to leverage the efficiency and effectiveness that Hyperblock provides to enable any user to quickly and easily build complex Connected Planning models with powerful capabilities that accelerate business success. Key technology components of our platform include:

•

Purpose-Built with Hyperblock for Connected Planning.    Our proprietary Hyperblock technology combines a flexible data structure with in-memory storage and calculation, allowing users to make decisions in near-real time. The platform is deployed in a multi-tenant cloud environment to enable scale without degradation of quality across numerous users.

•

Flexible Data Structure.    Hyperblock fuses traditionally distinct or disconnected database structures, including relational, columnar, and OLAP, with in-memory data storage and calculation into a unified architecture. By providing a flexible data structure, users can easily build and modify multi-dimensional models addressing use cases that span the breadth of a company’s needs, all within a single modeling environment.

•

In-Memory Data Engine.    Hyperblock includes an in-memory data engine that leverages 64-bit multi-core parallel processors to centralize calculation logic in one place, and delivers calculations on a massive amount of data at very high speed in real-time. By leveraging in-memory storage, Hyperblock allows every cell to know its relationship to the rest of the data and automatically updates for any changes in that data set.

•

Cloud-Native, Multi-Tenant Architecture.    We built our platform with a multi-tenant cloud architecture to allow planning in a scalable, versatile, and real-time manner. The cloud allows our users to implement our platform quickly and make it accessible to users anywhere in the world, instantly using an internet connection, across any mainstream browser and device, resulting in rapid time to value. Multi-tenancy allows our platform to deliver synchronized, updated software versions to all our customers, ensuring they all consistently have access to the latest functionality, resulting in higher overall software quality, better service level agreements, faster product innovation, and lower operational costs than traditional software ported to servers in the cloud.

•	Features and Capabilities Designed for Usability, Intelligence and Security. Our platform enables our customers to model and optimize a vast array of processes within their organizations.

•

Natural Language Modeling.    This technology gives business users powerful control over models by allowing them to create and modify models with clicks, not code. Business users can change hierarchy definitions and perform other changes using drag-and-drop functionality, and create and update models using natural language references in formula calculations. This approach significantly reduces the chances of logical errors being created in a model and makes it far easier to identify errors if they are made.

•

Intelligence through Predictive Algorithms.    Our platform generates actionable intelligence and insights, which helps an organization make better decisions. Our platform supports predictive algorithms and optimization tools that solve both linear and mixed-integer programming problems. We are investing significant research and development resources to strengthen our platform’s predictive capabilities, including support for additional statistical functions and optimization of complex planning use cases involving thousands of variables.

•

Robust Security.    We built robust security into our platform. Data at rest is stored in a proprietary, non-readable binary format and subject to full-disk AES-256 encryption. Backups also use AES-256 encryption. A bring your own key, or BYOK, option enables our customers to own and manage their own encryption keys if required for compliance needs.

•

Governance and Administration.    We offer enterprise-grade governance tools, including the first Application Lifecycle Management, or ALM, capability in the Connected Planning category. Our ALM capability enables customers to effectively manage the development, testing, deployment, and ongoing maintenance of models without disrupting the production environment. One of our other tools, Business Map, is a self-documenting tool that allows administrators and users to see how everything in the planning environment connects. We also offer Workflow, a tool that bridges the gap between planning and execution, helping individuals across an extended organization collaborate to bring connected plans to life. In addition, a detailed logging capability provides customers’ administrators with full visibility of how and when models are being accessed and by whom, ensuring integrity of the operations. Our platform also provides change tracking and auditing, allowing users to revert back to older model versions seamlessly.

•

Data Management.    Our platform’s features enable users to create a data hub to greatly accelerate the realization of Connected Planning by providing a single, accurate, and consistent data repository for users across an organization. Administrators can manage connections between the data hub and source systems or the corporate data warehouse, while individual users connect their planning models to the data hub. This architecture eliminates the need for users to establish data connections to source systems, and helps ensure the quality and integrity of those connections.

•

Interoperability and Extensibility.    Our platform enables our customers to model and optimize a vast array of processes within their organizations utilizing data from many sources. Our platform also integrates with the products of leading technology partners and it supports open API standards-based data sharing. This capability allows seamless data ingestion from the source systems on the back end. The platform also enables companies to collaborate with users outside of our platform framework, such as trading partners in a supply chain.

Our Growth Strategy

Key elements of our growth strategy include:

•

Drive New Customer Acquisition.    While we have enjoyed rapid customer growth, we believe we are still in the very early stages of penetrating our addressable market. We strive to make our platform the preferred planning foundation for large enterprises, which we believe have the largest communities of potential users and face the most complex planning challenges. We believe these large organizations have the greatest potential for expanded use of our platform and have needs that are particularly well addressed by the comprehensive capabilities of our platform. We utilize an ecosystem of partners who provide leverage to our sales team in targeting and selling our platform to mid-market organizations.

•

Expand within Existing Customers.    We aim to drive Connected Planning across the entire organization to help our customers benefit from the full value of our platform. Our platform is often initially adopted within a specific line of business, including in finance, sales, and supply chain, and other corporate functions such as marketing, human resources, and operations, for one or more planning use cases. Once customers see the benefits of our platform for their initial use cases, they often increase the number of users, add new use cases, and expand to additional lines of business, divisions, and geographies. This expansion often generates a natural network effect in which the value of our platform increases as more use cases are adopted, more users are connected, and greater amounts of data are incorporated in our platform. Our ability to expand within our customers’ organization is reflected by the annual dollar-based net expansion rate for Anaplan as a whole, which has been over 120% as of the end of each of our last three fiscal years.

•

Continue to Expand Internationally.    We have a significant opportunity to further expand and we intend to continue to invest in the use of our platform outside of the United States. We have made substantial investments in building our global sales and marketing, service delivery, and customer support capabilities and have a strong and growing presence internationally, with customers in 45 countries outside the United States as of January 31, 2018. In fiscal 2018, approximately 41% of our revenue was generated outside of the United States, demonstrating the importance of our international operations.

•

Broaden and Deepen our Partner Ecosystem.    Our partner ecosystem extends our geographic coverage, accelerates the usage and adoption of our platform, promotes thought leadership, and enables more efficient delivery of service solutions. We intend to augment and deepen our relationships with global and regional partners, including consulting firms, systems integrators, and implementation partners. We believe our partners’ scale and route to market can significantly contribute to our ability to penetrate our addressable market, extend our geographic coverage and accelerate the usage and adoption of our platform.

•

Continue to Innovate and Extend our Technology Platform Leadership.    We plan to continue extending the functionality and breadth of our platform. We have a well-defined technology roadmap to introduce new features and functionality to our platform that we believe will enhance our ability to generate revenue by broadening the appeal of our platform to potential new customers as well as increasing the opportunities for further expanding the use of our platform by existing customers. We are investing to further enhance the user interface, functionality, and usability of our platform, including in artificial intelligence, including machine learning, to further expand the predictive capabilities of our platform.

Customer First Strategy

We put the success of our customers at the center of our culture, strategy, and investments. We view our Customer First strategy as core to capturing our Connected Planning vision and driving continued expansion in the use of our platform. As thought leaders in Connected Planning, we have developed deep domain expertise and best practices that are crucial to addressing our customers’ and partners’ planning challenges. By aligning our thought leadership, worldwide development and delivery capabilities, and local sales and service resources, our Customer First strategy drives exceptional value throughout our customers’ Connected Planning journeys. We also ensure that our partner community supporting our customers is fully versed in this philosophy through our training academy, the Anaplan Academy. As part of our Customer First strategy, we created our customer success team dedicated to delivering an exceptional customer experience designed to foster rapid adoption, ease of doing business with us, high engagement, and strong customer retention and expansion.

Our Customers

As of January 31, 2018, we served 864 customers, including 189 Global 2000 companies, in 46 countries.

Our customers include leading businesses in a diverse set of industries, including financial services, professional services, technology, energy, consumer goods, manufacturing, healthcare, media, retail, and transportation, as well as government agencies. No individual customer represented more than 5% of our revenue in fiscal 2018.

Our customers are passionate about our platform. We have created a program for select users to receive status as Master Anaplanners. These individuals have volunteered their own time to become identified experts on our platform and frequently promote Anaplan within their organizations and evangelize the benefits of our platform to prospective customers.

Customer Case Studies

The customer examples below illustrate how different businesses benefit from our platform.

Coca-Cola

The Coca-Cola Company is the world’s largest beverage company, offering over 500 brands in more than 200 countries, to customers who consume 1.9 billion servings every day.

The US Operations Business Unit of Coca-Cola North America is using the Anaplan platform to support and facilitate the new item forecast and demand planning process, transforming its manual, spreadsheet-driven processes into one that is automated, connected, and consistent across 67 independent bottlers in the United States. Coca-Cola implemented Anaplan in less than 12 weeks in 2017, and gave the bottlers access to a pre-configured, user-friendly model to manage workflows and submit their weekly demand. The newly created Anaplan capability facilitated the successful execution to launch 70+ new products to market by the first quarter of 2018, the first year to have the entire Bottling System refranchised.

In addition, Coca-Cola is now using Anaplan’s statistical modeling capability to enable and support ongoing monthly volume forecast alignment with internal executives and leaders. With this forecasting capability and visibility, processes such as Annual Business Planning and Long-Range Planning are now on Coca Cola’s roadmap. Finally, Coca-Cola is also currently taking part in a Proof of Concept to leverage Google’s machine learning tools in conjunction with Anaplan to improve forecast accuracy at a much more granular level (e.g., SKU-outlet-week combination).

HP Inc.

HP Inc., or HP, creates technology that makes life better for everyone, everywhere. Through its portfolio of printers, PCs, mobile devices, solutions, and services, HP is reinventing customer and partner experiences.

HP has used the Anaplan platform since 2013 to improve their sales quota readiness cycle and territory management. This roll out was the first major global deployment of the Anaplan platform at a large scale, covering more than 1,000 planners and addressing the quotas and territories of 30,000 salespeople worldwide.

Today, the Anaplan platform has helped HP to reduce its readiness cycle by more than two months, getting to a single global quota process and workflow while generating significant savings. Based on the successful deployment of our platform, HP is now expanding their use of the Anaplan platform to support their channel quota deployment process end-to-end globally to more than 200,000 partners.

Additionally, the advanced technology capabilities of the Anaplan platform enable HP to identify places for improvement or business opportunities, like applying machine learning and otherartificial intelligence technologies to HP’s quota planning.

VMware

VMware has transformed the data center by mainstreaming virtualization, the core principle of cloud computing. VMware’s compute, cloud, mobility, networking, and security offerings provide a dynamic and efficient digital foundation to over 500,000 customers globally.

VMware adopted the Anaplan platform in 2015 and during that same year was able to reduce its three-month-long sales territory planning process into a single day by leveraging the Anaplan platform. By consolidating multiple inconsistent data sources (including spreadsheets and siloed systems) into our platform, VMware now has one single source of truth to enable faster rollup of data. Multi-dimensional modeling in our platform streamlines the planning process by analyzing data using account and product hierarchy and other dimensions. The platform has also enabled faster and more effective collaboration across sales and finance, and increased sales performance. Now, users across the sales department have a single view of the data, and sales representatives and managers have visibility into their accounts on the first day of each planning cycle.

RSA Group

With a 300-year heritage, RSA Group, or RSA, is one of the world’s leading insurance groups. RSA has over 13,000 employees focused on general insurance in its core markets of the United Kingdom, Scandinavia, and Canada, and has the capability to write business across the globe.

RSA implemented connected planning on the Anaplan platform in just five weeks in 2014 to replace spreadsheet-based processes for financial planning. Over the past four years RSA has expanded its use of Anaplan to encompass expense planning, workforce planning in contact centers, and Group wide FP&A consolidation for monthly reporting. In doing so, RSA has been able to reduce its complex planning process from five months to two months, and its workforce planning team experienced a 50 percent improvement in productivity within 12 months. The business impacts of connected planning for RSA include improved decision-making, higher quality conversations, enhanced customer service, better financial results, and the ability to involve areas of the business outside of finance in planning processes.

Our Culture and Employees

Our culture is the foundation of everything we do. Our employees are our greatest asset and we strive to foster a productive and engaging work environment that embodies our core values: openness, authenticity, inclusiveness, collaboration, and creativity. Our talent strategy is aligned with our business vision and platform strategy. We hire smart people with a passion for disrupting the current technology paradigm, enabling our customers to dramatically improve real-time decision-making in their businesses and drive visibility into analysis and deep planning into organizations.

As of January 31, 2018, we employed 969 people. We also engage temporary employees and consultants. None of our employees are represented by a labor union. We have not experienced any work stoppages.

Sales and Marketing

As pioneers of the Connected Planning market, we invest heavily in sales and marketing to raise awareness of and preference for our platform solution. We sell our platform primarily through our direct sales team targeting large enterprises, which we define as those companies comprising the Global 2000. We have also developed strategic partnerships and relationships to source leads, provide consulting, training and implementation services and drive thought leadership in promoting Connected Planning. To accelerate the adoption of our platform, we and our partners create pre-packaged applications that are available on our App Hub marketplace. We also create and share best practices, road maps for success and advice on how to accelerate and optimize Connected Planning.

Our partnerships provide us with a significant source of lead generation and implementation leverage. In the trailing twelve months ended July 31, 2018,     % of our closed transactions were generated through leads originated from our partners. We generated 24%, 40%, and 41% of our total revenue during the fiscal years ended January 31, 2016, 2017, and 2018, respectively, through agreements with customers sourced by our partners. These partners use our platform to build mission-critical applications for their clients to demonstrate thought leadership and provide solutions to complex modeling, forecasting, and planning problems. We also host annual Anaplan Connected Planning Xperience (CPX) user conferences, previously known as Hub, to connect existing and potential customers, share best practices, and reinforce our brand.

Also, as of July 31, 2018, we have                pre-built applications on our App Hub built by us, our customers, individual developers, systems integrators, and other partners. App Hub accelerates the adoption and functionality of our platform as a community as well as sharing best practices and thought leadership. We intend to continue to showcase applications and use cases on our App Hub. We also encourage our partners and customers to publish the use cases they have developed on our App Hub to generate user interest. In fiscal 2018, 49 new applications were added to our App Hub by our partners, driving organic growth of our use cases and increasing adoption of our platform.

Partnerships and Strategic Relationships

We have developed a broad network of consulting and implementation partners to extend our customer reach, assist in implementation of our platform, develop solutions on our platform, and help accelerate the sale and delivery of our platform as a supplement to our direct sales force, including:

•

Global Partners.    We partner with global strategic consulting firms and global system integrators that act as strategic advisors to senior executives in corporate, functional, and process transformation initiatives of organizations. These partners promote Anaplan’s platform as part of the large-scale transformation projects they drive by identifying opportunities in which our platform can help companies maximize the effectiveness of their business processes. Global system integrators also help us scale our sales and implementation delivery capacity globally by leveraging their trained staff. We believe engagements by those strategic partners lend themselves to Connected Planning because they frequently involve their clients re-examining how they can plan more dynamically and effectively as part of their transformations to support their strategic goals.

•

Regional Partners.    We also partner with leading regional consulting firms and implementation partners. Our implementation partners are highly skilled and trained by our team and often have deep subject-matter expertise in the implementation of specific use cases. These partners also act as an extension of our direct sales force by identifying and referring opportunities to us. Our strategy is to enable the implementation of a majority of our projects to be led by regional partners, with supplemental application support from us.

Research and Development

We have a research and development culture that rapidly and consistently delivers high-quality enhancements to the functionality, performance, and usability of our platform. Our research and development organization is primarily responsible for design, development, testing, and delivery of our products and platform. We focus our efforts on developing core technologies, as well as further enhancing the usability, functionality, reliability, performance, and flexibility of our platform.

We have a global workforce with research and development hubs in the United Kingdom and San Francisco, California. We hire skilled engineers, data scientists, and other talent from a variety of industries with expertise in developing mission-critical applications for global, distributed large enterprises.

As a company, we invest substantial resources in research and development. We have a well-defined technology roadmap to introduce new features and functionality to our platform that we believe will enhance our ability to generate revenue by broadening the appeal of our platform to potential new customers as well as increasing the opportunities for further expanding the use of our platform by existing customers. We are also investing to enhance the user experience, enterprise functionality, and intelligent planning capabilities of our platform. Among other areas in which we are investing are machine learning and other forms of artificial intelligence, as well as additional predictive analytics and optimization tools to increase the capabilities of our platform to address the most complex planning problems involving thousands of variables. Our research and development expenses were $19.3 million, $23.9 million, and $30.9 million for fiscal 2016, 2017, and 2018, respectively.

Competition

The market for Connected Planning solutions is new and characterized by rapid technology innovation. In many cases, our primary competition is manual, often spreadsheet-driven, processes and custom-built approaches. In addition, we compete with large software companies, including legacy vendors such as Oracle, SAP, and IBM, that offer on-premises applications sold on a perpetual license and maintenance basis, as well as cloud software versions adapted from on-premises applications. We also compete with emerging vendors of applications focused on a specific department or use case, such as sales performance management and financial planning. We could also face competition from new market entrants, some of whom may be our current technology partners.

We believe the principal competitive factors in our market include the following:

Technology and platform capabilities, including:

•	enterprise-grade scalability;

•	breadth of capabilities within a single modeling environment;

•	intuitive and user-friendly interface;

•	in-memory computing capability;

•	ability to support broad collaboration in real-time;

•	multi-tenant cloud-based architecture;

•	security;

•	data governance and administration;

•	rich and dynamic analytics and reporting;

•	ability to integrate with other data and applications;

•	predictive algorithms and modeling capabilities; and

•	configurability and agility in complex, enterprise-grade, planning environments.

Market leadership and customer success orientation, including:

•	involvement in growing the category of Connected Planning;

•	thought leadership and best practices, from example models to roadmaps for success;

•	established, proven success;

•	passionate, dedicated customers;

•	customer-centric approach and focus;

•	speed and scale of return on investment; and

•	time to deployment.

We believe that we compare favorably with respect to each of these factors.

Intellectual Property

We rely on a combination of trade secrets, patents, copyrights, and trademarks, as well as contractual protections, to establish and protect our intellectual property rights. As of January 31, 2018, we had four issued U.S. patents that expire between November 2030 and August 2034. We pursue the registration of domain names, trademarks, and service marks in the United States and in various jurisdictions outside the United States. We also actively seek patent protection covering inventions originating from our company. We require our employees, consultants, and other third parties to enter into confidentiality and proprietary rights agreements and we control access to software, documentation, and other proprietary information.

We control access to and use of our proprietary technology and other confidential information through internal and external controls, including contractual protections with employees, contractors, customers, and partners, and our software is protected by U.S. and international intellectual property laws. Our policy is to require employees and independent contractors to sign agreements assigning to us any inventions, trade secrets, works of authorship, developments, and other processes generated by them on our behalf and agreeing to protect our confidential information. In addition, we generally enter into confidentiality agreements with our vendors and customers. We also control and monitor access to, and distribution of, our software, documentation, and other proprietary information.

Legal Proceedings

From time to time, we are party to litigation and subject to claims incident to the ordinary course of business. As our growth continues, we may become party to an increasing number of litigation matters and claims. The outcome of litigation and claims cannot be predicted with certainty, and the resolution of these matters could materially affect our future results of operations, cash flows, or financial position. We are not presently party to any legal proceedings that, in the opinion of management, if determined adversely to us, would individually or taken together have a material adverse effect on our business, operating results, financial condition, or cash flows.

Facilities

We sublease approximately 55,000 square feet of space for our corporate headquarters in San Francisco, California pursuant to a sublease that expires in February 2026, which is subject to a master lease that expires in June 2026. We also have offices in Minneapolis and New York. We maintain offices in various international locations, including Australia, France, Japan, the Netherlands, Russia, Singapore, Sweden and the United Kingdom. We believe that we will be able to obtain additional space on commercially reasonable terms.

MANAGEMENT

Executive Officers, Key Employees, and Directors

The following table sets forth information regarding our executive officers and directors, as of July 13, 2018:

Name	Age	Position
Executive Officers
Frank Calderoni	60	President, Chief Executive Officer, Interim Chief Financial Officer, and Director
Steven Birdsall	52	Chief Revenue Officer
Non-Employee Directors
Robert E. Beauchamp	58	Director
Susan L. Bostrom	57	Director
David Conte	52	Director
Guy Haddleton	63	Director
Ravi Mohan	51	Director
Standish O’Grady	58	Director
Sandesh Patnam	44	Director
Rob Ward	50	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.

Executive Officers

Frank Calderoni has served as our President and Chief Executive Officer and as a member of our board of directors since January 2017 and as our Interim Chief Financial Officer since July 2018. From June 2015 to December 2016, Mr. Calderoni served as Executive Vice President, Operations and Chief Financial Officer of Red Hat, Inc., an open-source enterprise software provider. From May 2004 to January 2015, Mr. Calderoni served in various positions, most recently as Chief Financial Officer of Cisco Systems, Inc., a networking and storage vendor. From February 2002 to May 2004, Mr. Calderoni served as Senior Vice President and Chief Financial Officer of QLogic, Inc., a provider of network infrastructure products. From February 2000 to February 2002, Mr. Calderoni served as Senior Vice President and Chief Financial Officer of SanDisk Corporation. Prior to that, he was employed for 21 years by IBM Corporation, where he held a number of executive positions. Mr. Calderoni currently serves on the board of directors of Adobe Systems Incorporated, a global software company, and Palo Alto Networks, Inc., a network security company, and has previously served on the board of directors of Nimble Storage, Inc., a data storage company. Mr. Calderoni holds a B.S. in Accounting and Business Administration, with a major in Finance from Fordham University and an M.B.A. from Pace University.

Steven Birdsall has served as our Chief Revenue Officer since February 2018. From August 2016 to February 2018, Mr. Birdsall served as Executive Vice President and Chief Revenue Officer of Radial, Inc., an e-commerce company. From February 2015 to August 2016, Mr. Birdsall served as Executive Vice President and Chief Operating Officer of Hearst Business Media Corporation, a publishing services company. Mr. Birdsall worked at SAP SE, a multinational software corporation, from April 2006 to February 2015 in various roles, including Global SVP, Industry Cloud from June 2014 to February 2015 and as Global Chief Operating Officer from July 2013 to June 2014. Mr. Birdsall holds an M.B.A from Brigham Young University and a B.S. degree in Economics from the University of Utah.

Non-Employee Directors

Robert E. Beauchamp has served as a member of our board of directors since August 2018. Mr. Beauchamp has served as a director to various public and private companies, including the following: TransUnion, a global risk and information solutions provider, since June 2018; Agile Upstream Inc., a provider of artificial intelligence software developed specifically for the oil and gas industry, since December 2017; Forcepoint LLC, a global human-centric cybersecurity company, since November 2016; Raytheon, Inc., a technology and innovation leader specializing in defense, civil, and cybersecurity markets throughout the world, since July 2015; and BMC Software, Inc., a leading provider of enterprise IT management solutions, since 2001 and as chairman of the board of BMC Software since 2008. Previously, Mr. Beauchamp served as a director of National Oilwell Varco, Inc., from 2002 through November 2015. Mr. Beauchamp also served as President and Chief Executive Officer of BMC Software from 2001 through December 2016. During his 27-year career with BMC Software, he has served in a variety of leadership roles in sales, marketing, corporate development, and product management and development. He served as a member of the Board of Regents of Baylor University for nine years. Mr. Beauchamp holds a B.B.A. in Finance from the University of Texas at Austin and an M.S. in Management from Houston Baptist University.

Susan L. Bostrom has served as a member of our board of directors since September 2017. In addition to serving on our board, Ms. Bostrom has served as an independent director to various public and private companies, including the following: ServiceNow, Inc., an enterprise software company, since July 2014; Varian Medical Systems, Inc., a manufacturer of medical devices and software, since February 2005; Cadence Design Systems, Inc., an electronic design software company since February 2011; and Nutanix, Inc., a public cloud computing software company, since October 2017. Ms. Bostrom also serves as a member of the board of directors of Lucile Packard Children’s Hospital Stanford and the Advisory Board of the Stanford Institute for Economic Policy Research. Earlier in her career, from January 2006 to January 2011, Ms. Bostrom served as Executive Vice President, Chief Marketing Officer, Worldwide Government Affairs of Cisco Systems, Inc., a networking equipment provider. Prior to that, from 1997 to January 2006, Ms. Bostrom served in a number of positions at Cisco, including Senior Vice President, Global Government Affairs and the Internet Business Solutions Group and Vice President of Applications and Services Marketing. Ms. Bostrom holds a B.S. in Business Administration from the University of Illinois at Urbana-Champaign and an M.B.A. from Stanford Graduate School of Business. We believe Ms. Bostrom should serve as a director based on her experience in the software industry and her service as a director of various public and private companies.

David Conte has served as a member of our board of directors since February 2016. Since July 2011, Mr. Conte has served as Senior Vice President and Chief Financial Officer of Splunk Inc., a data analytics company. Prior to joining Splunk, he was the Chief Financial Officer at IronKey, Inc., an internet security and privacy company, from June 2009 to July 2011. Previously, Mr. Conte served as Chief Financial Officer of Opsware, Inc., a software company, from July 2006 until September 2007 when Opsware was acquired by Hewlett-Packard Company. Mr. Conte began his career at Ernst & Young LLP. Mr. Conte holds a B.A. in Business Economics from the University of California, Santa Barbara. We believe Mr. Conte’s experience as a chief financial officer of a publicly-traded technology company qualifies him to serve on our board.

Guy Haddleton has served as a member of our board of directors since July 2009. Mr. Haddleton is one of our founders and from January 2008 to June 2012, served as our Chief Executive Officer. He served as an independent director of Xero Limited from 2007 to 2010. He served as the Chairman of Adaytum Software Inc. from July 1998 to 2003. He has been an Independent Director of Wynyard Group Limited since April 2013. Mr. Haddleton holds an M.B.A. from the University of Otago. We believe Mr. Haddleton should serve as a director based on his extensive experience in general management and software and platform development and his experience in the software industry.

Ravi Mohan has served as a member of our board of directors since January 2012. Since April 2004, Mr. Mohan has served as a managing director of Shasta Ventures, a venture capital firm, which he co-founded. Previously, Mr. Mohan held positions at Battery Ventures, McKinsey & Company, Inc., Hyperion Software Corporation, and MIC, a software development firm based in India. Mr. Mohan serves on the board of directors of Apptio, Inc., a publicly-traded cloud-based software company, and Spiceworks, Inc. an informational technology company. Mr. Mohan holds a B.S. in Operations Research and Engineering from Cornell University and an M.B.A. from the University of Michigan Business School. We believe Mr. Mohan should serve as a director based on his extensive business experience in the software and web services industries, his experience in venture capital, and his service as a director of various public and private companies.

Standish O’Grady has served as a member of our board of directors since December 2011. Mr. O’Grady is a managing director of Granite Ventures, LLC, a venture capital firm which he co-founded in 1998. Mr. O’Grady previously held various venture capital positions at Hambrecht & Quist Group from 1984 to 1998 and started his career as a Process Engineer with Intel Corporation. Mr. O’Grady has served on the board of directors of various public and private companies including Telltale Incorporated, a video game developer, since April 2017. He previously served on the boards of directors of Sellpoints Inc., an e-commerce technology provider, from February 2008 to November 2017, and HyTrust, Inc., an information technology company, from October 2011 to June 2017. Mr. O’Grady holds a B.S.E. degree in Chemical Engineering from Princeton University and an M.B.A. from the Tuck School of Business Administration at Dartmouth College. We believe Mr. O’Grady should serve as a director based on his extensive business experience in the software and Internet industries, his experience in venture capital, and his service as a director of various public and private companies.

Sandesh Patnam has served as a member of our board of directors since December 2015. He has been a Lead U.S. Partner, and Portfolio Manager at Premji Invest since March 2014. He has served on the board of directors for YapStone, Inc., a payments company since December 2017, and Signifyd, Inc., a fraud protection company since June 2018. Further, Mr. Patnam serves and has served as a member of the board of directors of a number of private companies. Previously, he has been an investor in Coupa Software Incorporated, Zuora, Inc., Apttus Corporation, ServiceMax, Inc. (currently part of GE Digital LLC, a unit of General Electric Company), and DataStax, Inc., all SaaS companies. Mr. Patnam worked at Seligman Technology Group at Columbia Management Investment Advisers LLC as a Senior Equity Analyst and Investment Officer from August 2010 to March 2014. He has previously served as General Partner of Bay Partners, LLC, a venture capital firm. Mr. Patnam holds a B.S. in Electrical Engineering from the University of Rochester and an M.B.A. from the Wharton School of the University of Pennsylvania. We believe Mr. Patnam should serve as a director based on his extensive business experience in the software and web services industries and his experience as an investor in both private and public companies.

Rob Ward has served as a member of our board of directors since February 2013. Mr. Ward has been a managing director of Meritech Capital Partners, a venture firm which he co-founded, since 1999. From 1996 to 1999, prior to founding Meritech Capital Partners, Mr. Ward was a principal at Montgomery Securities LLC, an investment bank, in the private equity group. Prior to joining Montgomery Securities in 1996, Mr. Ward spent five years in the corporate finance department at Smith Barney Inc., an investment bank. Mr. Ward previously served as a member of the board of directors of Proofpoint, Inc. from September 2004 to June 2013 and Cornerstone OnDemand Inc. from February 2011 to December 2013, both publicly held SaaS companies. Mr. Ward also serves and has served as a member of the board of directors of a number of private companies. Mr. Ward holds a B.A.

in Political Economy from Williams College and an M.S. in Management from the Massachusetts Institute of Technology. We believe Mr. Ward should serve as a director based on his extensive business experience in the software and web services industries, his experience in venture capital, and his service as a director of various public and private companies.

Family Relationships

There are no family relationships among any of our directors or executive officers.

Director Independence

We have applied to have our common stock listed on the                . Our board of directors has undertaken a review of the independence of each director. Based on information provided by each director concerning his or her background, employment, and affiliations, our board of directors has determined that none of our non-employee directors has a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these directors is “independent” as that term is defined under the applicable rules and regulations of the SEC and the listing standards of the                . In making these determinations, our board of directors considered the current and prior relationships that each non-employee director has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director, and the transactions involving them described in the section titled “Certain Relationships and Related Party Transactions.”

Audit committee members must also satisfy the independence rules in SEC Rule 10A-3 adopted under the Exchange Act. In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a public company may not, other than in his or her capacity as a member of the audit committee, the board of directors, or any other board committee: accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries, or be an affiliated person of the listed company or any of its subsidiaries. Each of                  qualify as an independent director pursuant to Rule 10A-3. We also intend to satisfy the audit committee independence requirement of the                 .

Board Composition

Our board of directors currently consists of eight members, who were elected pursuant to the amended and restated voting agreement that we entered into with certain holders of our common stock and certain holders of our preferred stock and the related provisions of our amended and restated certificate of incorporation.

The provisions of this voting agreement will terminate upon the completion of this offering, after which there will be no further contractual obligations regarding the election of our directors. Our directors hold office until their successors have been elected and qualified or appointed, or the earlier of their death, resignation, or removal.

Immediately after the completion of this offering, our board of directors will be divided into three classes with staggered three-year terms. At each annual meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following election. Our directors will be divided among the three classes as follows:

•	the Class I directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2019;

•	the Class II directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2020; and

•	the Class III directors will be , and their terms will expire at the annual meeting of stockholders to be held in 2021.

Directors in a particular class will be elected for three-year terms at the annual meeting of stockholders in the year in which their terms expire. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Each director’s term continues until the election and qualification of his or her successor, or the earlier of his or her death, resignation, or removal.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering provide that only our board of directors can fill vacant directorships, including newly-created seats. Any additional directorships resulting from an increase in the authorized number of directors would be distributed pro rata among the three classes so that, as nearly as possible, each class would consist of one-third of the authorized number of directors.

The classification of our board of directors may have the effect of delaying or preventing changes in our control or management. See “Description of Capital Stock—Anti-Takeover Provisions—Certificate of Incorporation and Bylaws Provisions.”

Board Oversight of Risk

One of the key functions of our board of directors is informed oversight of our risk management process. In particular, our board of directors is responsible for monitoring and assessing strategic risk exposure. Our executive officers are responsible for the day-to-day management of the material risks we face. Our board of directors administers its oversight function directly as a whole, as well as through various standing committees of our board of directors that address risks inherent in their respective areas of oversight. For example, our audit committee is responsible for overseeing the management of risks associated with our financial reporting, accounting, and auditing matters; our compensation committee oversees the management of risks associated with our compensation policies and programs; and our nominating and corporate governance committee oversees the management of risks associated with director independence, conflicts of interest, composition and organization of our board of directors, and director succession planning.

Board Committees

Our board of directors has established an audit committee, a compensation committee, and a nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. Our board of directors and its committees set schedules for meeting throughout the year and can also hold special meetings and act by written consent from time to time, as appropriate. Our board of directors has delegated various responsibilities and authority to its committees as generally described below. The committees will regularly report on their activities and actions to the full board of directors. Each member of each committee of our board of directors qualifies as an independent director in accordance with the listing standards of the                . Each committee of our board of directors has a written charter approved by our board of directors. Upon the completion of this offering, copies of each charter will be posted on our website at www.Anaplan.com under the Investor Relations section. The inclusion of our website address in this prospectus does not include or incorporate by reference the information on our website into this prospectus. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

The members of our audit committee are                 ,                 , and                 each of whom can read and understand fundamental financial statements. Each of Messrs                 ,                 , and                 , is independent under the rules and regulations of the SEC and the listing standards of the                applicable to audit committee members. Mr.                is the chair of the audit committee. Our board of directors has determined that each of Messrs                 ,                 , and                 qualify as an audit committee financial expert within the meaning of SEC regulations and meet the financial sophistication requirements of the                 .

Our audit committee assists our board of directors with its oversight of the following: the integrity of our financial statements; our compliance with legal and regulatory requirements; the qualifications, independence, and performance of the independent registered public accounting firm; and the design and implementation of our internal audit function and risk assessment and risk management. Among other things, our audit committee is responsible for reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures. The audit committee also discusses with our management and independent registered public accounting firm the annual audit plan and scope of audit activities, scope and timing of the annual audit of our financial statements, and the results of the audit, quarterly reviews of our financial statements and, as appropriate, initiates inquiries into certain aspects of our financial affairs. Our audit committee is responsible for establishing and overseeing procedures for the receipt, retention, and treatment of any complaints regarding accounting, internal accounting controls or auditing matters, as well as for the confidential and anonymous submissions by our employees of concerns regarding questionable accounting or auditing matters. In addition, our audit committee has direct responsibility for the appointment, compensation, retention, and oversight of the work of our independent registered public accounting firm. Our audit committee has sole authority to approve the hiring and discharging of our independent registered public accounting firm, all audit engagement terms and fees, and all permissible non-audit engagements with the independent auditor. Our audit committee will review and oversee all related person transactions in accordance with our policies and procedures.

Compensation Committee

The members of our compensation committee are                 ,                 , and                . Mr.                is the chair of the compensation committee. Each member of our compensation committee is independent under the rules and regulations of the SEC and the listing standards of the                  applicable to compensation committee members. Our compensation committee assists our board of directors in discharging certain of our responsibilities with respect to compensating our executive officers, and the administration and review of our incentive plans for employees and other service providers, including our equity incentive plans, and certain other matters related to our compensation programs.

Nominating and Corporate Governance Committee

The members of our nominating and corporate governance committee are                 ,                 , and                 . Mr.                is the chair of the nominating and corporate governance committee. Our nominating and corporate governance committee assists our board of directors with its oversight of and identification of individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors, and selects, or recommends that our board of directors selects, director nominees, develops and recommends to our board of directors a set of corporate governance guidelines, and oversees the evaluation of our board of directors.

Code of Conduct

Our board of directors has adopted a Code of Conduct, or the Code. The Code applies to all of our employees, officers, and directors, as well as all of our contractors, consultants, suppliers, and agents in connection with their work for us. Upon the completion of this offering, the full text of our code of conduct will be posted on our website at www.Anaplan.com under the Investor Relations section. We intend to disclose future amendments to, or waivers of, our Code, as and to the extent required by SEC regulations, at the same location on our website identified above or in public filings. Information contained on our website is not incorporated by reference into this prospectus, and you should not consider information contained on our website to be part of this prospectus or in deciding whether to purchase shares of our common stock.

Compensation Committee Interlocks and Insider Participation

During fiscal 2018, the following directors served on our compensation committee: Sue Bostrom, Standish O’Grady, Sandesh Patnam and Rob Ward. None of our executive officers serves, or served during fiscal 2018, as a member of the board of directors or compensation committee of any other entity that has or has had one or more executive officers serving as a member of our board of directors or our compensation committee. Each of Standish O’Grady, Sandesh Patnam and Rob Ward may be deemed to have an interest in certain transactions requiring disclosure under Item 404 of Regulation S-K under the Securities Act that are disclosed in “Certain Relationships and Related Party Transactions,” which disclosure is hereby incorporated by reference in this section.

Director Compensation

Prior to this offering, we have generally not provided any cash compensation to our non-employee directors for their service on our board. We have a policy of reimbursing all of our non-employee directors for their reasonable out-of-pocket expenses in connection with attending board of directors and committee meetings. From time to time we have granted stock options to certain of our non-employee directors, typically in connection with a non-employee director’s initial appointment to our board.

We intend to approve a non-employee director compensation program to become effective following our initial public offering. Pursuant to this program, our non-employee directors will receive both cash and equity compensation for their service as directors.

Fiscal 2018 Director Compensation Table

The following table sets forth information regarding the compensation of our non-employee directors during fiscal 2018.

Name	Stock Awards ($)	Option Awards ($)(1)(2)	All Other Compensation ($)	Total ($)
Susan L. Bostrom	$—	$536,954	$—	$—
David Conte	$—	$—	$—	$—
Guy Haddleton	$—	$—	$—	$—
Ravi Mohan	$—	$—	$—	$—
Standish O’Grady	$—	$—	$—	$—
Sandesh Patnam	$—	$—	$—	$—
Rob Ward	$—	$—	$—	$—

(1)

The amounts in this column represent the aggregate grant date fair value of option awards granted to the non-employee director in the applicable fiscal year computed in accordance with FASB ASC Topic 718. See Note 6 of the notes to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by the Company in determining the grant date fair value of its equity awards.

(2)

As of January 31, 2018, Ms. Bostrom held an option to purchase 220,000 shares of our common stock. None of our other non-named executive officer directors held outstanding options to purchase shares of our common stock.

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table shows information regarding the compensation of our named executive officers for services performed in fiscal 2018.

Name and Principal Position	Year	Salary(3) ($)	Bonus(4)	Stock Awards(5) ($)	Option Awards(5) ($)	Non-Equity Incentive Plan Compensation(6) ($)	All Other Compensation(7) ($)	Total ($)
Frank Calderoni	2018	375,000	—	—	—	250,000	—	625,000
Chief Executive Officer and Director
Anup Singh(1)	2018	163,750	60,000	1,036,502	1,112,085	89,869	6,689	2,468,895
Former Chief Financial Officer
Paul Melchiorre(2)	2018	300,000	—	—	—	142,500	98,857	541,357
Former Chief Revenue Officer

(1)	Mr. Singh’s employment with us commenced in July 2017 and he resigned for personal reasons in July 2018.
(2)	Mr. Melchiorre transitioned from his role as Chief Revenue Officer in February 2018, but remains an employee serving in a different role.
(3)

For Mr. Singh, represents the prorated base salary earned by him following the commencement of his employment in July 2017. Prior to his resignation for personal reasons in July 2018, Mr. Singh’s offer letter entitled him to an annual base salary of $325,000.

(4)	Represents an initial cash bonus of $60,000 paid to Mr. Singh in connection with the commencement of his employment.
(5)

Represents the aggregate grant date fair value of stock awards or options, as applicable, granted to the officer in the applicable fiscal year, computed in accordance with FASB ASC Topic 718. See Note 6 to our consolidated financial statements included elsewhere in this prospectus for a discussion of the assumptions made by us in determining the grant date fair value of our equity awards.

(6)

Represents payments made pursuant to our annual bonus plan and, in the case of Mr. Singh, the bonus amount for fiscal 2018 was pro-rated for partial year of service performed during his first year of service.

(7)	For Messrs. Singh and Melchiorre, represents imputed interest under the applicable accounting rules on outstanding notes held by each of them in fiscal 2018.

Narrative Explanation of Compensation Arrangements with Our Named Executive Officers

We have entered into confirmatory employment letters with each of our named executive officers, each of which provides for at-will employment. Each of those letters also provides for the named executive’s annual base salary, the opportunity to earn an annual bonus, and the target amount of the bonus. In connection with the confirmatory employment letters, we have also entered into a severance and change in control agreement with each of our named executive officers prior to the completion of this offering, pursuant to which each named executive officer currently employed by us will be eligible to receive certain benefits in the event his employment is terminated under certain circumstances or our change in control, as described under “—Severance and Change in Control Benefits” below. In July 2018, Mr. Singh resigned for personal reasons as our Chief Financial Officer.

The employment terms and severance and change in control benefits for each of our named executive officers were initially set forth in their respective offer letters, which were superseded by the confirmatory employment letters and the severance and change in control agreements. The offer letters with our named executive officers also set forth the terms of their initial equity-based awards.

The annual base salaries of named executive officers employed by us will be reviewed from time to time (and, in the case of Mr. Calderoni, reviewed at least annually) and adjusted when our board of directors or compensation committee determines an adjustment is appropriate, provided that their annual base salaries (and, in the case of Mr. Calderoni, his target annual bonus) will not be adjusted downwards other than in connection with across-the-board reductions affecting all similarly situated executives. At the beginning of fiscal 2018, the annual base salaries for Messrs. Calderoni and Melchiorre were $375,000 and $300,000, respectively. After joining us in July 2017, Mr. Singh’s annual base salary during fiscal 2018 was $325,000. As of January 31, 2018, the annual base salaries for Messrs. Calderoni, Singh, and Melchiorre were unchanged since the beginning of fiscal 2018.

Each of our named executive officers is eligible to earn an incentive bonus for each of our fiscal years they are employed by us, with such bonus awarded based on objective or subjective criteria approved by our board of directors or our compensation committee. During fiscal 2018, our named executive officers were eligible to earn cash incentive bonuses based on a combination of corporate and individual goals. Pursuant to the confirmatory letters we have entered into with our named executive officers, we require that our named executive officers be employed through the last day of a fiscal year to receive a bonus for the applicable fiscal year. For fiscal 2018, the target bonus amounts for Messrs. Calderoni, Singh, and Melchiorre were $250,000, $178,750, and $150,000, respectively. In addition, pursuant to the severance and change in control agreements, Mr. Calderoni and Mr. Melchiorre will become eligible to receive certain benefits in the event of our change in control or if their employment is terminated under certain circumstances, as described in the footnotes to the “Outstanding Equity Awards at 2018 Fiscal Year-End” table and under “—Severance and Change in Control Benefits” below.

Employee Benefits and Perquisites

Named executive officers employed by us are eligible to participate in our health and welfare plans to the same extent as are all full-time employees generally. We generally do not provide our named executive officers with perquisites or other personal benefits. However, we do reimburse our named executive officers for their necessary and reasonable business and travel expenses incurred in connection with their services to us. We have also entered into an indemnification agreement with Mr. Calderoni, as described under “—Indemnification Agreements” below.

Retirement Benefits

We maintain a 401(k) plan for employees. The 401(k) plan is intended to qualify under Section 401(k) of the Code, so that contributions to the 401(k) plan by employees or by us, and the investment earnings thereon, are not taxable to the employees until withdrawn, and so that contributions made by us, if any, will be deductible by us when made. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limits and to have the amount of such reduction contributed to their 401(k) plans. The 401(k) plan permits us to make contributions up to the limits allowed by law on behalf of all eligible employees.

Equity Compensation

We offer stock options, restricted shares, and restricted stock units to our named executive officers as the long-term incentive component of our compensation program. We typically grant equity-based awards to new hires upon the commencement of their employment with us. Stock options allow employees to purchase shares of our common stock at a price per share at least equal to the fair market value of our common stock on the date of grant and may or may not be intended to qualify as “incentive stock options” for U.S. federal income tax purposes. In the past, our board of directors has determined the fair market value of our common stock based upon inputs including valuation reports prepared by third-party valuation firms. Generally, our equity-based awards vest over four years, subject to the employee’s continued employment with us on each vesting date.

In addition, in connection with the acquisition of our restricted shares under our equity-based awards, we have agreed to enter into and, in some cases, have entered into one or more promissory notes with each of our named executive officers. As of January 31, 2018, the aggregate outstanding balance of all outstanding notes with our named executive officers was $6,945,350. Appropriate steps will be taken to ensure that there will not be any outstanding balances under the notes with the individuals who are directors or are executive officers at the time of the filing of this registration statement.

As described in the footnotes to the “Outstanding Equity Awards at 2018 Fiscal Year-End” table and under “—Severance and Change in Control Benefits,” equity awards granted to Mr. Calderoni are subject to partial or full accelerated vesting if he remains employed with us through the occurrence of our change in control or the one-year anniversary of the change in control, and the equity awards granted to each of our named executive officers are subject to accelerated vesting in the event such officer’s employment is terminated in certain circumstances.

Outstanding Equity Awards at 2018 Fiscal Year-End

The following table provides information regarding outstanding equity awards held by our named executive officers as of January 31, 2018. The number of shares subject to each award and, where applicable, the exercise price per share, reflect all changes as a result of our capitalization adjustments.

The vesting schedule applicable to each outstanding award is described in the footnotes to the table below.

In general, options granted to our named executive officers are immediately exercisable with respect to all of the option shares, subject to our repurchase right in the event that the executive’s service terminates before vesting in such shares.

	Option Awards						Stock Awards
Name	Vesting Commencement Date	Number of Securities Underlying Unexercised Options (#) Exercisable		Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)		Market Value of Shares or Units of Stock That Have Not Vested(*) ($)
Frank Calderoni	1/20/2017	1,625,000	(1)(3)	—	4.83	1/19/2024	—
	1/20/2017	—		—	—	—	4,875,000	(2)(3)
Anup Singh	7/31/2017	730,000	(4)	—	5.95	7/30/2027	170,000
	7/31/2017	—		—	—	—	150,000	(5)
	7/31/2017	—		—	—	—	24,202	(6)
Paul Melchiorre	1/4/2016	—		—	—	—	500,000	(7)
	6/21/2016	—		—	—	—	151,042	(8)

(*)

Market value is based on the fair market value of our common stock on January 31, 2018. As there was no public market for our common stock on January 31, 2018, we have assumed that the fair value on such date was $        , which represents the midpoint of the price range set forth on the cover page of this prospectus.

(1)

406,250 options were vested as of January 31, 2018 and all options are exercisable upon grant. Upon exercise prior to vesting, restricted shares are issued and subject to repurchase by the Company at the lower of the exercise price or fair market value until vested. Option vests over four years, provided Mr. Calderoni remains in continuous service following the vesting commencement date set forth above, with 25% vesting upon completion of one year of service and the remainder vesting in 36 substantially equal monthly installments thereafter, provided that the option will vest on an accelerated basis with respect to 50% of the then-unvested shares if Mr. Calderoni remains employed with us through a change in control, and with respect to 100% of the then-unvested shares if Mr. Calderoni remains employed through the 12-month anniversary of such change in control.

(2)

Represents an award of restricted stock units granted to Mr. Calderoni on January 20, 2017, which is subject to both a time-based and a liquidity-event vesting requirement, whereby the time-based vesting requirement shall be satisfied in connection with Mr. Calderoni’s continuous service over four years, with 25% of the time-based vesting requirement becoming satisfied upon completion of one-year of service and 1/48th of the time-based vesting requirement becoming satisfied upon the completion of each month of service thereafter. The liquidity-event vesting requirement will be satisfied upon our completion of this offering. The time-based requirement will be satisfied on an accelerated basis with respect to 50% of the then-unvested restricted stock units if Mr. Calderoni remains employed with us through a change in control, and with respect to 100% of the then-unvested restricted stock units if Mr. Calderoni remains employed through the 12-month anniversary of such change in control. As of January 31, 2018, the time-based requirement was satisfied with respect to 1,218,750 of the restricted stock units.

(3)

If Mr. Calderoni’s employment is terminated without cause by us or he voluntarily resigns for good reason, then the option or the restricted stock units, as applicable, will become fully vested or be deemed satisfied if such termination or resignation occurs during the period within three months prior to or within 18 months following our change in control. If such termination or resignation occurs at any time other than during the period within three months prior to or within 18 months following our change in control, then the option or the restricted stock units, as applicable, will become vested or be deemed satisfied to the same extent as if Mr. Calderoni had provided an additional six months of continuous service, without regard to any cliff-vesting requirement. The option or the restricted stock units, as applicable, will also become fully vested if Mr. Calderoni’s employment is terminated as a result of his death or disability at any time.

(4)

No options were vested as of January 31, 2018 and all options are exercisable upon grant. Upon exercise prior to vesting, restricted shares are issued and subject to repurchase by the Company at the lower of the exercise price or fair market value until vested. Option vests over four years, provided Mr. Singh remains in continuous service following the vesting commencement date set forth above, with 25% vesting upon completion of one year of service and the remainder vesting in 36 substantially equal monthly installments thereafter, provided that the option will vest on an accelerated basis with respect to 100% of the then-unvested shares if Mr. Singh’s employment is terminated without cause by us or he resigns for good reason during the period commencing three months prior to and ending 12 months after our change in control. The option will also become fully vested if Mr. Singh’s employment is terminated as a result of his death or disability at any time. The 170,000 restricted shares were acquired by Mr. Singh pursuant to the early exercise of the option on July 31, 2017, at an exercise price per share of $5.95 share.

(5)

Represents an award of restricted stock units granted to Mr. Singh on July 31, 2017, which is subject to both a time-based and a liquidity-event vesting requirement, whereby the time-based vesting requirement will be satisfied in connection with Mr. Singh’s continuous service over four years, with 25% of the time-based vesting requirement becoming satisfied upon completion of one-year of service and 1/48th of the time-based vesting requirement becoming satisfied upon the completion of each month of service thereafter. The liquidity-event vesting requirement will be satisfied upon our completion of this offering. 100% of the then-unvested restricted stock units will become immediately vested if Mr. Singh’s employment is terminated without cause by us or he resigns for good reason during the period commencing three months prior to and ending 12 months after our change in control. The restricted stock units will also become fully vested if Mr. Singh’s employment with us is terminated as a result of his death or disability.

(6)

Represents an award of restricted stock units granted to Mr. Singh on September 20, 2017, which is subject to both a time based and a liquidity-event vesting requirement, whereby the time-based vesting requirement will be satisfied in connection with Mr. Singh’s continuous service over four years, with 25% of the time-based vesting requirement becoming satisfied upon completion of one-year of service and 1/48th of the time-based vesting requirement becoming satisfied upon the completion of each month of service thereafter. The liquidity-event vesting requirement will be satisfied upon our completion of this offering. 100% of the then-unvested restricted stock units will become immediately vested if Mr. Singh’s employment is terminated without cause by us or he resigns for good reason during the period commencing three months prior to and ending 12 months after our change in control. The restricted stock units will also become fully vested if Mr. Singh’s employment with us is terminated as a result of his death or disability.

(7)

Represents restricted shares acquired by Mr. Melchiorre on January 29, 2016, at a purchase price of $4.59 per share. The restricted shares are subject to our right of repurchase, which lapsed with respect to 25% of the restricted shares on January 4, 2017, with the right of repurchase lapsing with respect to the remaining restricted shares in 36 substantially equal monthly installments ending on January 4, 2020, provided Mr. Melchiorre remains in continuous service through each such vesting date. Our right of repurchase will also fully lapse on an accelerated basis, if Mr. Melchiorre’s employment is terminated without cause by us or he resigns for good reason during the period commencing three months prior to and ending 12 months after our change in control. The right of repurchase will also lapse in full if Mr. Melchiorre’s employment with us is terminated as a result of his death or disability.

(8)

Represents restricted shares acquired by Mr. Melchiorre on August 3, 2016, at a purchase price of $4.59 per share. The restricted shares are subject to our right of repurchase, which lapsed with respect to 25% of the restricted shares on June 21, 2017, with the right of repurchase lapsing with respect to the remaining restricted shares in 36 substantially equal monthly installments ending on June 21, 2020, provided Mr. Melchiorre remains in continuous service through each such vesting date. Our right of repurchase will also fully lapse on an accelerated basis, if Mr. Melchiorre’s employment is terminated without cause by us or he resigns for good reason during the period commencing three months prior to and ending 12 months after our change in control. The right of repurchase will also lapse in full if Mr. Melchiorre’s employment with us is terminated as a result of his death or disability.

Emerging Growth Company Status

We are an “emerging growth company,” as defined in the JOBS Act. As an emerging growth company we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation, to provide a discussion and analysis of compensation awarded to, earned by, or paid to the named executive officers, and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Pension Benefits

Our named executive officers did not participate in, or otherwise receive any benefits under, any pension or retirement plan sponsored by us during fiscal 2018.

Nonqualified Deferred Compensation

Our named executive officers did not participate in, or earn any benefits under, a non-qualified deferred compensation plan sponsored by us during fiscal 2018.

Severance and Change in Control Benefits

Continuing Benefits

Pursuant to the severance and change in control agreements we entered into with Messrs. Calderoni and Melchiorre, we have agreed to make certain payments and provide certain benefits upon the conditions described below, generally contingent on the officer executing and not revoking a general release of claims against us and certain related parties (and, to the extent applicable, resigning as a member of our board of directors).

Pursuant to the severance and change in control agreement we entered into with Mr. Calderoni, if he dies or becomes disabled, is terminated without “cause”, or resigns for “good reason” (each as defined therein) at any time during his service with us, he will be eligible to receive:

•

severance payments over the 12-month period following such qualifying termination of employment in an aggregate amount equal to the sum of 100% of his annual base salary plus 100% of his target annual bonus in effect at the time of termination, provided that if such qualifying termination of employment occurs during the period commencing three months prior to and ending 18 months after our change in control, he will instead receive a lump-sum payment in an amount equal to the sum of 150% of his annual base salary plus his target annual bonus then in effect;

•	a lump-sum payment in an amount equal to the COBRA premiums he would be required to pay to continue healthcare coverage for a period of 18 months; and

•

accelerated vesting of the number of then-unvested shares subject to each of his then-outstanding equity awards that would have vested during the six-month period following such qualifying termination of employment; provided that if such qualifying termination of employment occurs during the period commencing three months prior to and ending 18 months after our change in control (or his employment ends at any time as a result of his death or disability), then all of then unvested shares subject to the then-outstanding equity awards will immediately vest, and, in each case, any performance-based goals will be deemed to have been met at the greater of actual performance or target levels.

In addition, if Mr. Calderoni remains employed through the occurrence of our change in control, then 50% of the then-unvested shares subject to Mr. Calderoni’s equity awards that would have vested during the six-month period following the change in control shall immediately vest and if Mr. Calderoni remains in continuous service with us through the one-year anniversary of the change in control, then all of the then-unvested shares subject to such awards shall become vested upon such anniversary.

Pursuant to the severance and change in control agreement we entered into with Mr. Melchiorre, if he dies or becomes disabled at any time during his service with us or is terminated without cause or resigns for good reason during the period commencing three months prior to and ending 12 months after our change in control, he will be eligible to receive:

•	a lump-sum payment in an amount equal to the sum of 50% of his annual base salary plus 100% of his target annual bonus then in effect;

•	a lump-sum payment in an amount equal the COBRA premiums he would be required to pay to continue his healthcare coverage for a period of six months; and

•

if such qualifying termination of his employment occurs during the period commencing three months prior to and ending 12 months after our change in control (or his employment ends at any time as a result of his death or disability), all of the unvested shares subject to his then-outstanding equity awards will immediately vest, and any performance-based goals will be deemed to have been met at the greater of actual performance or target levels.

Equity Plans

2018 Equity Incentive Plan

General

Our board of directors intends to adopt our 2018 Equity Incentive Plan, or our 2018 Plan, prior to the offering, and it will be submitted to our stockholders for approval. We expect that our 2018 Plan will become effective immediately on adoption although no awards will be made under it until the effective date of the registration statement of which this prospectus is a part. Our 2018 Plan is intended to replace our 2012 Stock Plan, or our 2012 Plan. However, awards outstanding under our 2012 Plan will continue to be governed by their existing terms. Although not yet adopted, we expect that our 2018 Plan will have the features described below.

Share Reserve

The number of shares of our common stock available for issuance under our 2018 Plan will equal the sum of                  shares plus up to                  shares remaining available for issuance under, or issued pursuant to or subject to awards granted under, our 2012 Plan. The number of shares reserved for issuance under our 2018 Plan will be increased automatically on the first business day of each of our fiscal years, commencing in 2019 and ending in 2028, by a number equal to the smallest of:

•	shares;

•	5% of the shares of common stock outstanding on the last business day of the prior fiscal year; or

•	the number of shares determined by our board of directors.

In general, to the extent that any awards under our 2018 Plan are forfeited, terminate, expire, or lapse without the issuance of shares, or if we repurchase the shares subject to awards granted under our 2018 Plan, those shares will again become available for issuance under our 2018 Plan, as will shares applied to pay the exercise or purchase price of an award or to satisfy tax withholding obligations related to any award.

Administration

The compensation committee of our board of directors will administer our 2018 Plan. The compensation committee will have complete discretion to make all decisions relating to our 2018 Plan and outstanding awards, including repricing outstanding options and modifying outstanding awards in other ways.

Eligibility

Employees, non-employee directors, consultants, and advisors will be eligible to participate in our 2018 Plan.

Under our 2018 Plan, the aggregate grant date fair value of awards granted to our non-employee directors may not exceed $         in any one fiscal year, except that the grant date fair value of awards granted to newly appointed non-employee directors may not exceed $         in the fiscal year in which such non-employee director is initially appointed to our board of directors.

Types of Awards

Our 2018 Plan will provide for the following types of awards:

•	incentive and nonstatutory stock options;

•	stock appreciation rights;

•	restricted shares; and

•	restricted stock units.

Options and Stock Appreciation Rights

The exercise price for options granted under our 2018 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees will be permitted to pay the exercise price in cash or, with the consent of the compensation committee:

•	with shares of common stock that the optionee already owns;

•	by an immediate sale of shares through a broker approved by us;

•	by instructing us to withhold a number of shares having an aggregate fair market value that does not exceed the exercise price; or

•	by other methods permitted by applicable law.

An optionee who exercises a stock appreciation right receives the increase in value of our common stock over the base price. The base price for stock appreciation rights may not be less than 100% of the fair market value of our common stock on the grant date. The settlement value of a stock appreciation right may be paid in cash, shares of our common stock or a combination.

Options and stock appreciation rights vest as determined by the compensation committee. In general, they will vest over a four-year period following the date of grant or, in the case of grants made to new hires, over the four-year period following their first day of employment. Options and stock appreciation rights expire at the time determined by the compensation committee but in no event more than ten years after they are granted. These awards generally expire earlier if the participant’s service terminates earlier.

Restricted Shares and Stock Units

Restricted shares and stock units may be awarded under our 2018 Plan in return for any lawful consideration, and participants who receive restricted shares or stock units generally are not required to pay cash for their awards. In general, these awards will be subject to vesting. Vesting may be based on length of service or upon satisfaction of other conditions determined by the compensation committee.

Settlement of vested stock units may be made in the form of cash, shares of common stock or a combination.

Corporate Transactions

In the event we are a party to a merger, consolidation, or certain change in control transactions, the treatment of outstanding awards granted under our 2018 Plan, and all shares acquired under our 2018 Plan, will be subject to the terms of the definitive transaction agreement (or, if there is no such agreement, as determined by our compensation committee). Unless an award agreement provides otherwise, such treatment may include any of the following with respect to each outstanding award:

•	the continuation, assumption, or substitution of an award by a surviving entity or its parent;

•	the cancellation of an award without payment of any consideration;

•

the cancellation of the vested portion of an award (and any portion that becomes vested as of the effective time of the transaction) in exchange for a payment equal to the excess, if any, of the value that the holder of each share of our common stock receives in the transaction over (if applicable) the exercise price otherwise payable in connection with the award; or

•

the assignment of any reacquisition or repurchase rights held by us in respect of an award of restricted shares to the surviving entity or its parent (with proportionate adjustments made to the price per share to be paid upon exercise of such rights).

Each award held by a participant who remains a service provider with us as of the effective time of a merger or change in control will become fully vested and, if applicable, exercisable immediately prior to the effective time of the transaction, unless the applicable award agreement provides otherwise or the award is continued, assumed, or substituted (as provided above). The compensation committee is not required to treat all awards, or portions thereof, in the same manner.

The vesting of an outstanding award may be accelerated by the compensation committee upon the occurrence of a change in control, whether or not the award is to be assumed or replaced in the transaction, or in connection with a termination of service following a change in control transaction.

A change in control includes:

•	any person acquiring beneficial ownership of more than 50% of our total voting power;

•	the sale or other disposition of all or substantially all of our assets;

•	our merger or consolidation after which our voting securities represent 50% or less of the total voting power of the surviving or acquiring entity; or

•	the members of our board cease to constitute a majority of the members of our board over a period of 12 months, excluding any new members appointed or elected by the then incumbent board.

Changes in Capitalization

In the event of certain changes in our capital structure without our receipt of consideration, such as a stock split, reverse stock split, or dividend paid in common stock, proportionate adjustments will automatically be made to:

•	the maximum number and kind of shares available for issuance under our 2018 Plan, including the maximum number and kind of shares that may be issued upon the exercise of incentive stock options;

•	the maximum number and kind of shares covered by, and exercise price, base price, or purchase price, if any, applicable to each outstanding stock award.; and

•	the maximum number and kind of shares by which the share reserve may increase automatically each year.

In the event that there is a declaration of an extraordinary dividend payable in a form other than our common stock in an amount that has a material effect on the price of our common stock, a recapitalization, a spin-off, or a similar occurrence, the compensation committee may make such adjustments to any of the foregoing as it deems appropriate, in its sole discretion.

Amendments or Termination

Our board of directors may amend or terminate our 2018 Plan at any time. If our board of directors amends our 2018 Plan, it does not need stockholder approval of the amendment unless required by applicable law, regulations, or rules. Our 2018 Plan will terminate automatically 10 years after the later of the date when our board of directors adopts our 2018 Plan or our board of directors approves a share increase that is also approved by our stockholders.

2012 Stock Plan

General

Our board of directors adopted our 2012 Plan in March 2012, and it was approved by our stockholders on March 6, 2012. The most recent amendment of our 2012 Plan was adopted by our board of directors in                  and was subsequently approved by our stockholders on                 . No further awards will be made under our 2012 Plan after this offering; however, awards outstanding under our 2012 Plan will continue to be governed by their existing terms.

Share Reserve

As of July 31, 2018, we have reserved                  shares of our common stock for issuance under our 2012 Plan, all of which may be issued as incentive stock options. As of July 31, 2018, there were outstanding options to purchase                  shares of common stock, at exercise prices ranging from $        to $        per share, or a weighted-average exercise price of $        per share, were outstanding under our 2012 Plan and                  shares of common stock issuable upon the vesting and settlement of restricted stock units, and                  shares of common stock remained available for future issuance. Unissued shares subject to awards that expire or are cancelled, shares reacquired by us, and shares withheld in payment of the purchase price or exercise price of an award or in satisfaction of withholding taxes will again become available for issuance under our 2012 Plan or, following consummation of this offering, under our 2018 Plan.

Administration

Our compensation committee administers our 2012 Plan (other than with respect to grants to our chief executive officer, which are administered by our board of directors) and such committee will continue to administer our 2012 Plan following this offering. Except with respect to grants to our chief executive officer, the compensation committee of our board of directors has complete discretion to make all decisions relating to our 2012 Plan and outstanding awards.

Eligibility

Employees, non-employee members of our board of directors and consultants are eligible to participate in our 2012 Plan. However, only employees are eligible to receive incentive stock options.

Types of Awards

Our 2012 Plan provides for the grant of options to purchase shares of our common stock, awards of restricted stock units to be settled in shares of our common stock, cash, or a combination and the direct grant or sale of shares of our common stock. Our 2012 Plan allows for the grant of both incentive and nonstatutory stock options.

Options

The exercise price of options granted under our 2012 Plan may not be less than 100% of the fair market value of our common stock on the grant date. Optionees may pay the exercise price in cash or cash equivalents or by one, or any combination of, the following forms of payment, as permitted by the administrator in its sole discretion:

•	By delivery of a full-recourse promissory note, with the option shares pledged as security against the principal and accrued interest on the note;

•	By surrender of shares of common stock that the optionee already owns;

•	By an immediate sale through a company-approved broker of the option shares, if shares of our common stock are publicly traded;

•

By surrendering a number of vested shares subject to the option having an aggregate fair market value no greater than the aggregate exercise price, or the sum of such exercise price plus all or a portion of the minimum amount required to be withheld under applicable law; or

•	By other methods permitted by applicable law.

Options vest as determined by the administrator. In general, we have granted options that vest over a four-year period. Options expire at the time determined by the administrator, but in no event more than ten years after they are granted, and generally expire earlier if the optionee’s service terminates. On occasion, we have granted options that are immediately exercisable, subject to our right to repurchase unvested shares at a purchase price per share equal to the lower of the option exercise price or the fair market value.

Restricted Shares

Restricted shares may be awarded or sold under our 2012 Plan in return for cash or cash equivalents or, as permitted by the administrator in its sole discretion, in exchange for services rendered to us, by delivery of a full-recourse promissory note or through any other means permitted by applicable law. Restricted shares vest as determined by the administrator.

Restricted Stock Units

Restricted stock units may be awarded under our 2012 Plan. Participants who receive restricted stock units generally are not required to pay cash for their awards. In general, these awards will be subject to vesting. Vesting may be based on length of service, the attainment of performance-based milestones or a combination of both, as determined by the compensation committee. Settlement of vested stock units may be made in the form of shares of common stock, cash, or a combination.

Corporate Transactions

In the event that we are a party to a merger or consolidation or in the event of a sale of all or substantially all of our stock or assets, awards granted under our 2012 Plan will be subject to the agreement governing such transaction or, in the absence of such agreement, in the manner determined by the administrator. Such treatment may include, without limitation, one or more of the following with respect to outstanding awards:

•	The continuation, assumption, or substitution of an award by the surviving entity or its parent;

•

Cancellation of the vested portion of the award in exchange for a payment equal to the excess, if any, of the value of the shares subject to the award over any exercise price per share applicable to the award;

•	Cancellation of the award without payment of any consideration;

•	Suspension of the optionee’s right to exercise the option during a limited period of time preceding the closing of the transaction; or

•	Termination of any right the optionee has to exercise the option prior to vesting in the shares subject to the option.

The administrator is not obligated to treat all awards in the same manner. The administrator has the discretion, at any time, to provide that an award under our 2012 Plan will vest on an accelerated basis in connection with a corporate transaction or to amend or modify an award so long as such amendment or modification is not inconsistent with the terms of the 2012 Plan or would not result in the impairment of a participant’s rights without the participant’s consent.

Changes in Capitalization

In the event of certain specified changes in the capital structure of our common stock, such as a stock split, reverse stock split, stock dividend, reclassification, or any other increase or decrease in the number of issued shares of stock effective without receipt of consideration by us, proportionate adjustments will automatically be made in (i) each of the number and kind of shares available for future grants under our 2012 Plan, (ii) the number and kind of shares covered by each outstanding option and all restricted shares, (iii) the exercise price per share subject to each outstanding option, and (iv) any repurchase price applicable to shares granted under our 2012 Plan. In the event of an extraordinary cash dividend that has a material effect on the fair market value of our common stock, a recapitalization, spin-off, or other similar occurrence, the administrator at its sole discretion may make appropriate adjustments to one or more of the items described above.

Amendments or Termination

The administrator may at any time amend, suspend, or terminate our 2012 Plan, subject to stockholder approval in the case of an amendment if the amendment increases the number of shares available for issuance or materially changes the class of persons eligible to receive incentive stock options. Our 2012 Plan will terminate automatically 10 years after the later of the date when our board of directors adopted our 2012 Plan or approved the latest share increase that was also approved by our stockholders and in any event, it will terminate upon completion of this offering, but as noted above, awards outstanding under our 2012 Plan will remain outstanding and will continue to be governed by their existing terms.

French Sub-Plan

Our board of directors has also adopted a French sub-plan to the 2012 Plan for the purpose of granting stock options and restricted stock units that could qualify for special tax and social security treatment under the applicable French tax laws. We have granted options and intend to grant restricted stock units under the French sub-plan to our employees who are considered French tax residents or are subject to the French social security regime.

2018 Employee Stock Purchase Plan

General

We expect that our board of directors will adopt a 2018 Employee Stock Purchase Plan, or our 2018 ESPP, prior to this offering. If adopted, our 2018 ESPP will be subsequently approved by our stockholders. We expect that our 2018 ESPP will become effective as of the effective date of the registration statement of which this prospectus is a part. For our employees in the United States, our 2018 ESPP is intended to qualify under Section 423 of the Code. Although not yet adopted, we expect that our 2018 ESPP will have the features described below.

Share Reserve

Shares of our common stock will be reserved for issuance under our 2018 ESPP. The number of shares reserved for issuance under our 2018 ESPP will automatically be increased on the first business day of each of our fiscal years, commencing in 2019 and ending in (and including) 2038, by a number equal to the least of:

•	shares;

•	1% of the shares of common stock outstanding on the last business day of the prior fiscal year; or

•	The number of shares determined by our board of directors.

The number of shares reserved under our 2018 ESPP will automatically be adjusted in the event of a stock split, stock dividend, or a reverse stock split (including an adjustment to the per-purchase period share limit).

Administration

The compensation committee of our board of directors will administer our 2018 ESPP.

Eligibility

All of our employees will be eligible to participate if they are employed by us for more than 20 hours per week and for five or more months per calendar year. Any employee who owns 5% or more of the total combined voting power or value of all classes of our stock will not be eligible to participate in our 2018 ESPP. Eligible employees may begin participating in our 2018 ESPP at the start of any offering period.

Offering Periods

Each offering period will last a number of months determined by the compensation committee, not to exceed 27 months. A new offering period will begin periodically, as determined by the compensation committee. Offering periods may overlap or may be consecutive. Unless otherwise

determined by the compensation committee, we will commence one offering period having a duration of twelve months each year on                 . However, if so determined by the compensation committee, the first offering period may start on the effective date of the registration statement of which this prospectus is a part and will end on                 , 2019. Unless otherwise determined by the compensation committee, the offering periods will initially consist of two purchase periods, one that will run for six months and the second one that will run for the entire twelve month offering period. At the end of each purchase period, payroll contributions will be used to purchase shares of our common stock. Our compensation committee may elect to provide for longer offering periods of up to 27 months, which may consist of one or more consecutive purchase periods of durations equal to or less than the length of the offering period.

Amount of Contributions

Our 2018 ESPP will permit each eligible employee to purchase common stock through payroll deductions. Each employee’s payroll deductions may not exceed 15% of the employee’s cash compensation. Each participant may purchase up to the number of shares determined by our board of directors on any purchase date, not to exceed                  shares. The value of the shares purchased in any calendar year may not exceed $25,000. Participants may withdraw their contributions at any time before stock is purchased.

Purchase Price

The price of each share of common stock purchased under our 2018 ESPP will not be less than 85% of the lower of the fair market value per share of common stock on the first day of the applicable offering period (or, in the case of the first offering period, the price at which one share of common stock is offered to the public in this offering) or the fair market value per share of common stock on the purchase date.

Other Provisions

Employees may end their participation in our 2018 ESPP at any time. Participation ends automatically upon termination of employment with us. If we experience a change in control, our 2018 ESPP will end and shares will be purchased with the payroll deductions accumulated to date by participating employees. Our board of directors or our compensation committee may amend or terminate our 2018 ESPP at any time.

Limitation on Liability and Indemnification of Directors and Officers

Upon the completion of this offering, our amended and restated certificate of incorporation will contain provisions that limit the liability of our current and former executive officers and directors for monetary damages to the fullest extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for any breach of fiduciary duties as directors, except liability:

•	for any breach of a director’s duty of loyalty to the corporation or its stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or redemption of shares); or

•	for any transaction from which the director derives an improper personal benefit.

Such limitation of liability does not apply to liabilities arising under federal securities laws and does not affect the availability of equitable remedies, such as injunctive relief or rescission.

Our amended and restated certificate of incorporation and our bylaws will provide that we are required to indemnify our executive officers and directors to the fullest extent permitted by Delaware law. Our bylaws will also provide that, upon satisfaction of certain conditions, we shall advance expenses incurred by an executive officer and director in advance of the final disposition of any action or proceeding, and permit us to secure insurance on behalf of any officer, director, employee, or other agent for any liability arising out of his or her actions in that capacity regardless of whether we would otherwise be permitted to indemnify him or her under the provisions of Delaware law. Our amended and restated certificate of incorporation and bylaws will also provide our board of directors with discretion to indemnify our other officers, employees, and other agents when determined appropriate by the board. We have entered and expect to continue to enter into agreements to indemnify our directors and executive officers. With certain exceptions, these agreements provide for indemnification for related expenses, including, among other things, attorneys’ fees, judgments, fines, and settlement amounts incurred by any of these individuals in any action or proceeding. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain customary directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. They may also reduce the likelihood of derivative litigation against our directors and officers, even though an action, if successful, might benefit us and other stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent that we pay the costs of settlement and damage awards against directors and officers as required by these indemnification provisions. At present, there is no pending litigation or proceeding involving any of our directors, officers, or employees for which indemnification is sought, and we are not aware of any threatened litigation that may result in claims for indemnification.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

In addition to the compensation arrangements, including employment, termination of employment, and change in control arrangements and indemnification arrangements, discussed, when required, in the sections titled “Management” and “Executive Compensation” and the registration rights described in the section titled “Description of Capital Stock—Registration Rights,” the following is a description of each transaction since February 1, 2015 and each currently proposed transaction in which:

•	we have been or are to be a participant;

•	the amount involved exceeded or exceeds $120,000; and

•

any of our directors, executive officers or holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

Equity Financings

Sale of Series F Preferred Stock

In November 2017, we sold an aggregate of 5,454,542 shares of our Series F preferred stock at a purchase price of $11.00 per share to accredited investors for an aggregate purchase price of approximately $59.9 million. Each share of our Series F preferred stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

The following table summarizes purchases of shares of our Series F preferred stock by our executive officers, directors and holders of more than 5% of our capital stock.

	Shares of Series F Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Consideration ($)
Entities affiliated with Premji Invest(1)	2,272,727	$24,999,997
Entities affiliated with Granite Ventures(2)	45,454	$499,994
Entities affiliated with Meritech Capital(3)	386,363	$4,249,993

Total	2,704,544	$29,749,984

(1)	Sandesh Patnam, a member of our board of directors, is a partner at Hasham Traders, an entity affiliated with Premji Invest. Hasham Traders holds more than 5% of our capital stock.
(2)

Standish O’Grady, a member of our board of directors, is a Managing Director at Granite Ventures. Entities affiliated with Granite Ventures holds more than 5% of our capital stock. Consists of 45,454 shares held by GV Anaplan SPV, L.P.

(3)

Rob Ward, a member of our board of directors, is a Managing Director at Meritech Capital. Entities affiliated with Meritech Capital holds more than 5% of our capital stock. Consists of (i) 377,052 shares held by Meritech Capital Partners IV L.P. and (ii) 9,311 shares held by Meritech Capital Affiliates IV L.P.

Sale of Series E Preferred Stock

In December 2015 and January 2016, we sold an aggregate of 8,829,410 shares of our Series E preferred stock at a purchase price of $10.0991 per share to accredited investors for an aggregate purchase price of approximately $89.2 million. Each share of our Series E preferred stock will convert automatically into one share of our common stock immediately prior to the completion of this offering.

The following table summarizes purchases of shares of our Series E preferred stock by our executive officers, directors, and holders of more than 5% of our capital stock.

	Shares of Series E Preferred Stock
Purchaser	Number of Shares	Aggregate Gross Consideration ($)
Entities affiliated with Premji Invest(1)	3,861,730	$38,999,997
Entities affiliated with Granite Ventures(2)	299,056	$3,020,196
Entities affiliated with Meritech Capital(3)	297,056	$2,999,998
Shasta Ventures II, L.P.(4)	247,547	$2,500,002
Entities affiliated with Coatue Private Fund(5)	99,019	$1,000,003

Total	4,804,408	$48,520,196

(1)

All 3,861,730 shares were originally purchased by PI International Holdings LLC, an entity affiliated with Premji Invest. The original purchaser subsequently transferred the shares to Hasham Traders, an entity affiliated with Premji Invest. Sandesh Patnam, a member of our board of directors, is a partner at Hasham Traders. Hasham Traders holds more than 5% of our capital stock.

(2)

Standish O’Grady, a member of our board of directors, is a Managing Director at Granite Ventures. Entities affiliated with Granite Ventures holds more than 5% of our capital stock. Consists of (i) 147,322 shares held by Granite Ventures II, L.P., (ii) 1,206 shares held by Granite Ventures Entrepreneurs Fund II, L.P., and (iii) 150,528 shares held by GV Anaplan SPV, L.P.

(3)

Rob Ward, a member of our board of directors, is a Managing Director at Meritech Capital. Entities affiliated with Meritech Capital holds more than 5% of our capital stock. Consists of (i) 289,897 shares held by Meritech Capital Partners IV L.P. and (ii) 7,159 shares held by Meritech Capital Affiliates IV L.P.

(4)

Ravi Mohan, a member of our board of directors, is a Managing Director at Shasta Ventures II, L.P. Consists of 247,547 shares held by Shasta Ventures II, L.P. Shasta Ventures II, L.P holds more than 5% of our capital stock.

(5)	Entities affiliated with Coatue Private Fund hold more than 5% of our capital stock.

Amended and Restated Investors’ Rights Agreement

We have entered into an investors’ rights agreement with certain holders of our capital stock, including Frank Calderoni, our Chief Executive Officer and a member of our board of directors, Guy Haddleton, a member of our board of directors, and the following holders of more than 5% of our capital stock: entities affliated with Coatue Private Fund, entities with Granite Ventures, entities affliated with Meritech Capital, entities affliated with Premji Invest, and Shasta Ventures II, L.P. Certain of our directors are affliated with these stockholders, as set forth in the footnotes in the “—Equity Financings—Sale of Series E Preferred Stock.” These stockholders are entitled to rights with respect to the registration of their shares following this offering under the Securities Act. For a description of these registration rights, see “Description of Capital Stock—Registration Rights.”

Indemnification Agreements

Our amended and restated certificate of incorporation, which will be effective upon the completion of this offering, will contain provisions limiting the liability of directors, and our amended and restated bylaws, which will be effective upon the completion of this offering, will provide that we will indemnify each of our directors to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws will also provide our board of directors with discretion to indemnify our officers and employees when determined appropriate by our board of directors.

We intend to enter into new indemnification agreements with each of our directors and executive officers and certain other key employees. The indemnification agreements will provide that we will indemnify each of our directors, executive officers, and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the indemnification agreements will provide that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers, and other key employees in connection with a legal proceeding involving his or her status as a director, executive officer, or key employee.

Loans to Executive Officers and Directors

In September 2017, we entered into a full-recourse promissory note with Anup Singh, our former Chief Financial Officer. The note was entered into with Mr. Singh in connection with the exercise of Mr. Singh’s option under our 2012 Plan to allow Mr. Singh to purchase an aggregate of 170,000 shares of common stock in our company at a purchase price of $5.95 per share. The aggregate original principal amount of the note was $1,011,500. The loan bears interest at a rate of 1.94% per annum, compounded annually. As of April 30, 2018, the outstanding balance of the loan was approximately $1,023,127, including principal of approximately $1,011,500 and total accrued unpaid interest of approximately $11,627. Repayment of the note is secured by a stock pledge agreement.

In November 2015 and August 2016, we entered into full-recourse promissory notes with James Budge, our former Chief Financial Officer. The notes were entered into with Mr. Budge in connection with stock purchase agreements and stock pledge agreements to allow Mr. Budge to purchase an aggregate of 1,227,077 shares of common stock in our company at a purchase price of $3.92 per share for the November 2015 purchase of 869,362 shares, approved outside of our 2012 Plan, and a purchase price of $4.59 per share for the August 2016 purchase of 357,715 shares under our 2012 Plan. The aggregate original principal amount of the notes was $5,049,811. The November 2015 loan bears interest at a rate of 1.59% per annum, compounded annually. The August 2016 loan bears interest at a rate of 1.18% per annum, compounded annually. As of April 30, 2018, the outstanding balance of (i) the November 2015 loan was approximately $753,699, including principal of approximately $660,055 and total accrued unpaid interest of approximately $93,643.00 and (ii) the outstanding balance of the August 2016 loan was $256,910, including principal of approximately $239,447 and total accrued unpaid interest of approximately $17,463.00. Repayment of the notes is secured by stock pledge agreements.

In April 2012, we entered into a full-recourse promissory note with Michael Gould, our former Chief Technology Officer. The note was entered into with Mr. Gould in connection with a stock purchase agreement and a stock pledge agreement under our 2012 Plan to allow Mr. Gould to purchase an aggregate of 1,478,486 shares of common stock in our company at a purchase price of $0.14 per share. The aggregate original principal amount of the note was $206,988. The loan bears interest at a rate of 1.15% per annum, compounded annually. As of April 30, 2018, the outstanding balance of the loan was approximately $221,917, including principal of approximately $206,988 and total accrued unpaid interest of approximately $14,929. Repayment of the note is secured by a stock pledge agreement.

In January 2016 and August 2016, we entered into full-recourse promissory notes with Paul Melchiorre, our former Chief Revenue Officer. The notes were entered into with Mr. Melchiorre in connection with stock purchase agreements and stock pledge agreements to allow Mr. Melchiorre to purchase an aggregate of 1,250,000 shares of common stock in our company at a purchase price of $4.59 per share for the January 2016 purchase of 1,000,000 shares, approved outside of our 2012 Plan, and a purchase price of $4.59 per share for the August 2016 purchase of 250,000 shares under our 2012 Plan. The aggregate original principal amount of the notes was $5,737,500. The January 2016 loan bears interest at a rate of 1.81%, per annum, compounded annually. The August 2016 loan bears interest at a rate of 1.18%, per annum, compounded annually. As of April 30, 2018, (i) the outstanding balance of the January 2016 loan was approximately $4,780,821, including principal of $4,590,000 and total accrued unpaid interest of $190,821 and (ii) the outstanding balance of the August 2016 loan was approximately $1,171,322, including principal of approximately $1,147,500 and total accrued unpaid interest of approximately $23,822. Repayment of the notes is secured by stock pledge agreements.

In April 2015, we entered into a partial-recourse promissory note with Robert M. Calderoni, a former member of our board of directors and the brother of our current Chief Executive Officer (who was not serving as Chief Executive Officer in April 2015). We also entered into a partial-recourse promissory note with SoBe Capital Advisors, Inc., an entity owned and operated by Mr. Calderoni, in September 2016. The notes were entered into with Mr. Calderoni in connection with certain option exercises, stock purchase agreements, and stock pledge agreements to allow Mr. Calderoni to purchase an aggregate of 652,791 shares of common stock in our company at a purchase price of $3.59 per share for the April 2015 purchase of 250,000 shares under our 2012 Plan and a purchase price of $4.59 per share for the September 2016 purchase of 402,791 shares, approved outside of our 2012 Plan. The aggregate original principal amount of the notes was $2,746,311. The April 2015 loan bears interest at a rate of 1.70%, per annum, compounded annually. The September 2016 loan bears interest at a rate of 1.18%, per annum, compounded annually. As of April 30, 2018, the outstanding balance of the April 2015 loan was approximately $944,839, including principal of $897,500 and total accrued unpaid interest of approximately $47,339 and the outstanding balance of the September 2016 loan was approximately $1,883,663, including principal of approximately $1,848,811 and total accrued unpaid interest of approximately $34,852. Repayment of the notes is secured by stock pledge agreements.

In April 2015, we entered into a partial-recourse promissory note with David Conte, a member of our board of directors. The note was entered into with Mr. Conte in connection with a stock purchase agreement and stock pledge agreement under our 2012 Plan to allow Mr. Conte to purchase an aggregate of 250,000 shares of common stock in our company at a purchase price of $4.59 per share. The aggregate original principal amount of the note was $1,147,500. The loan bears interest at a rate of 1.41%, per annum, compounded annually. As of April 30, 2018, the outstanding balance of this loan was approximately $1,178,478, including principal of $1,147,500 and total accrued unpaid interest of $30,978. Repayment of the note is secured by a stock pledge agreement. All outstanding principal and interest due under the note will be repaid prior to the public filing of the registration statement.

In August 2012, April 2013 and September 2014, we entered into full-recourse promissory notes with Fred Laluyaux, our former Chief Executive Officer. The notes were entered into with Mr. Laluyaux in connection with stock purchase agreements and stock pledge agreements under our 2012 Plan to allow Mr. Laluyaux to purchase an aggregate of 6,395,483 shares of common stock in our company at a purchase price of $0.14 per share for the August 2012 purchase, a purchase price of $0.88 per share for the April 2013 purchase and a purchase price of $2.41 per share for the September 2014 purchase. The aggregate original principal amount of the notes was $3,594,368.62. The August 2012 loan bears interest at a rate 2.23% per annum, compounded annually. The April 2013 loan bears interest at a rate of 2.23% per annum, compounded annually. The September 2014 loan bears interest at a rate of 2.97% per annum, compounded annually. As of April 30, 2018, (i) the outstanding balance of the August 2012 loan was approximately $209,194, including principal of approximately $147,172 and total accrued unpaid interest of approximately $62,022, (ii) the outstanding balance of the April 2013 loan was approximately $382,268, including principal of approximately $259,514 and total accrued unpaid interest of approximately $122,754, and (iii) the outstanding balance of the September 2014 loan was approximately $833,915, including principal of $702,915 and total accrued unpaid interest of approximately $131,000. Repayment of the notes is secured by stock pledge agreements.

In October 2014, we entered into a full-recourse promissory note with Marc Stoll, a former Chief Financial Officer. The note was entered into with Mr. Stoll in connection with a stock purchase agreement and stock pledge agreement under our 2012 Plan to allow Mr. Stoll to purchase an aggregate of 1,042,632 shares of common stock in our company at a purchase price of $2.41 per share. The aggregate original principal amount of the note was approximately $2,512,743. The loan bears interest at a rate of 1.86%, per annum, compounded annually. Repayment of the note was secured by stock pledge agreements. The loan was paid in full in March 2015.

Customer Agreements

We have received approximately $0.2 million, $0.3 million, and $0.4 million for the years ended January 31, 2016, 2017 and 2018, respectively, in payments from Splunk Inc. for subscriptions and services in the ordinary course of business. Our board of directors includes David F. Conte, Senior Vice President and Chief Financial Officer of Splunk Inc.

Policies and Procedures for Related Party Transactions

Our audit committee has the primary responsibility for the review, approval, and oversight of any “related party transaction,” which is any transaction, arrangement, or relationship (or series of similar transactions, arrangements, or relationships) in which we are, were, or will be a participant and the amount involved exceeds $120,000, and in which the related person has, had, or will have a direct or indirect material interest. We intend to adopt a written related party transaction policy to be effective upon the completion of this offering. Under our related party transaction policy, our management will be required to submit any related person transaction not previously approved or ratified by our audit committee to our audit committee. In approving or rejecting the proposed transactions, our audit committee will take into account all of the relevant facts and circumstances available.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of April 30, 2018, and as adjusted to reflect the sale of common stock offered by us in this offering, for:

•	each of our named executive officers;

•	each of our directors;

•	all of our executive officers and directors as a group; and

•	each stockholder known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated in the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 104,136,865 shares of common stock outstanding at April 30, 2018, after giving effect to the conversion of all outstanding shares of preferred stock as of that date into an aggregate of 73,605,861 shares of our common stock. For purposes of computing percentage ownership after this offering, we have assumed that                  shares of common stock will be issued by us in this offering. In computing the number of shares of common stock beneficially owned by a person or entity and the percentage ownership of that person or entity, we deemed to be outstanding all shares of common stock subject to options and restricted stock units held by that person or entity that are currently exercisable, or exercisable or would vest based on time-based vesting conditions within 60 days of April 30, 2018, assuming that the liquidity-event vesting conditions had been satisfied as of such date . We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person or entity. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Anaplan, Inc., 50 Hawthorne Street, San Francisco, CA 94105.

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
	Shares	%	Shares	%
Named Executive Officers and Directors:
Frank Calderoni(1)	3,351,562	3.1%
Anup Singh(2)	900,000	*
Steven Birdsall	—	—
Paul Melchiorre(3)	1,250,000	1.2%
Susan N. Bostrom (4)	220,000	*
Guy Haddleton (5)	3,786,533	3.6%
Ravi Mohan (6)	13,427,098	12.9%
Standish O’Grady (7)	12,770,625	12.3%
Sandesh Patnam (8)	7,976,217	7.7%
Rob Ward (9)	7,926,486	7.6%
David Conte	250,000	*
All Executive Officers and Directors as a Group (11 persons)(10)	51,858,521	47.8%

Name of Beneficial Owner	Shares Beneficially Owned Prior to the Offering		Shares Beneficially Owned After the Offering
	Shares	%	Shares	%
5% Stockholders:
Shasta Ventures II(11)	13,427,098	12.9%
Entities affiliated with Premji Invest(12)	7,781,912	7.5%
Entities affiliated with Granite Ventures(13)	12,701,777	12.2%
Entities affiliated with Meritech Capital Partners(14)	7,926,486	7.6%
Entities affiliated with Coatue Private Fund(15)	8,057,406	7.7%

*	Represents beneficial ownership of less than 1% of the outstanding common stock.
(1)

Consists of (i) 1,625,000 shares subject to options exercisable within 60 days of April 30, 2018 and (ii) 1,726,562 shares of common stock issuable upon the vesting of restricted stock units within 60 days of April 30, 2018.

(2)	Consists of (i) 170,000 shares of common stock held by Mr. Singh and (ii) 730,000 shares subject to options exercisable within 60 days of April 30, 2018.
(3)	Consists of (i) 1,000,000 shares of common stock held by Paul Melchiorre and (ii) 250,000 shares of common stock held by Melchiorre Family Partnership LP.
(4)	Consists of 220,000 shares subject to options exercisable within 60 days of April 30, 2018.
(5)	Consists of (i) 3,709,317 shares of common stock held by Susan and John Haddleton, jointly and (ii) 77,216 shares of common stock held by Guy Haddleton.
(6)

Consists of (i) 145,304 shares of common stock held by Shasta Ventures II, L.P. and (ii) 13,281,794 shares of common stock issuable upon the deemed conversion of our preferred stock held by Shasta Ventures II, L.P. Shasta Ventures II GP, LLC is the general partner of Shasta Ventures II, L.P. The managing director of Shasta Ventures II GP., LLC is Ravi Mohan. Mr. Mohan, a member of our board of directors, Tod Francis and Robert Coneybeer are the managing members of Shasta Ventures GP, LLC and each of them may be deemed to have voting and investment power with respect to such shares. The address for the Shasta Ventures II, L.P. is 2440 Sand Hill Road, Suite 300, Menlo Park, California 94025.

(7)

Consists of (i) 60,669 shares of common stock held by Standish H. O’Grady and Anne Brophy O’Grady, Trustees of The O’Grady Revocable Trust, dated January 3, 2014 (ii) 8,179 shares of common stock issuable upon the deemed conversion of our preferred stock held by Standish H. O’Grady and Anne Brophy O’Grady, Trustees of The O’Grady Revocable Trust, dated January 3, 2014 (iii) 113,947 shares of common stock held by Granite Ventures II, L.P, (iv) 922 shares of common stock held by Granite Ventures Entrepreneurs Fund II, L.P., (v) 26,790 shares of common stock held by GV Anaplan SPV, L.P., (vi) 12,237,847 shares of common stock issuable upon the deemed conversion of our preferred stock held by Granite Ventures II, L.P., (vii) 99,025 shares of common stock issuable upon the deemed conversion of our preferred stock held by Granite Ventures Entrepreneurs Fund II, L.P., and (viii) 223,246 shares of common stock issuable upon the deemed conversion of our preferred stock held by GV Anaplan SPV, L.P. Granite Management II, LLC is the general partner of Granite Ventures II, L.P. and Granite Ventures Entrepreneurs Fund II, L.P. Granite Ventures, LLC is the general partner of GV Anaplan SPV, L.P. Standish O’Grady, a member of our board of directors, is one of several managing directors of the general partner entities of these funds that directly hold shares and as such Mr. O’Grady may be deemed to have voting and investment power with respect to such shares. The address of each of the entities identified in this footnote is 101 Second Street, Suite 570, San Francisco, CA 94105.

(8)

Consists of (i) 1,320,287 shares of common stock held by Hasham Traders, an entity affiliated with Premji Invest, (ii) 6,461,625 shares of common stock issuable upon the deemed conversion of our preferred stock held by Hasham Traders, (iii) 158,499 shares of common stock held by Sandesh Patnam, and (iv) 35,806 shares of common stock issuable upon the deemed conversion of our preferred stock held by Sandesh Patnam. Sandesh Patnam is a member of our board of directors and is a partner of Hasham Traders and as such Mr. Patnam may be deemed to have voting and investment power with respect to such shares. The address for Hasham Traders is 555 Twin Dolphin Dr., Suite 170, Redwood City, California 94070.

(9)

Consists of (i) 267,267 shares of common stock held by Meritech Capital Partners IV L.P., (ii) 6,600 shares of common stock held by Meritech Capital Affiliates IV L.P., (iii) 7,468,192 shares of common stock issuable upon the deemed conversion of our preferred stock held by Meritech Capital Partners IV L.P., and (iv) 184,427 shares of common stock issuable upon the deemed conversion of our preferred stock held by Meritech Capital Affiliates IV L.P. Meritech Capital Associates IV L.L.C. is the general partner of Meritech Capital Partners IV L.P. and Meritech Capital Affiliates IV L.P. Robert Ward, a member of our board of directors, is one of several managing directors of the general partner entities of these funds that directly hold shares and as such Mr. Ward may be deemed to have voting and investment power with respect to such shares. The address of each of the entities identified in this footnote is 245 Lytton Avenue, Suite 125, Palo Alto, California 94301.

(10)

Consists of (i) 47,556,959 shares of common stock and common stock issuable upon the deemed conversion of our preferred stock, (ii) 2,575,000 shares of common stock subject to options that are exercisable within 60 days of April 30, 2018, and (iii) 1,726,562 shares of common stock issuable upon the vesting of restricted stock units within 60 days of April 30, 2018.

(11)	Consists of the shares listed in footnote (6) above.
(12)

Consists of (i) 1,320,287 shares of common stock held by Hasham Traders, an entity affiliated with Premji Invest and (ii) 6,461,625 shares of common stock issuable upon the deemed conversion of our preferred stock held by Hasham Traders. Sandesh Patnam is a member of our board of directors and is a partner of Hasham Traders and as such Mr. Patnam may be deemed to have voting and investment power with respect to such shares. The address for Hasham Traders is 555 Twin Dolphin Dr., Suite 170, Redwood City, California 94070.

(13)

Consists of (i) 113,947 shares of common stock held by Granite Ventures II, L.P, (ii) 922 shares of common stock held by Granite Ventures Entrepreneurs Fund II, L.P., (iii) 26,790 shares of common stock held by GV Anaplan SPV, L.P., (iv) 12,237,847 shares of common stock issuable upon the deemed conversion of our preferred stock held by Granite Ventures II, L.P., (v) 99,025 shares of common stock issuable upon the deemed conversion of our preferred stock held by Granite Ventures Entrepreneurs Fund II, L.P., and (vi) 223,246 shares of common stock issuable upon the deemed conversion of our preferred stock held by GV Anaplan SPV, L.P. Granite Management II, LLC is the general partner of Granite Ventures II, L.P. Granite Management II, LLC is the general partner of Granite Ventures II, L.P. and Granite Ventures Entrepreneurs Fund II, L.P. Granite Ventures, LLC is the general partner of GV Anaplan SPV, L.P. Standish O’Grady, a member of our board of directors, is one of several managing directors of the general partner entities of these funds that directly hold shares and as such Mr. O’Grady may be deemed to have voting and investment power with respect to such shares. The address of each of the entities identified in this footnote is 101 Second Street, Suite 570, San Francisco, CA 94105.

(14)	Consists of the shares listed in footnote (9) above.
(15)

Consists of (i) 1,123,752 shares of common stock held by Coatue Private Fund I LP, (ii) 2,954,998 shares of common stock held by Coatue Private Fund II LP, and (iii) 3,978,656 shares of common stock issuable upon the deemed conversion of our preferred stock held by Coatue Private Fund I LP. Coatue Hybrid GP I LLC is the general partner of Coatue Private Fund I LP and Coatue Private II GP LLC is the general partner of Coatue Private Fund II LP. Coatue Hybrid GP I LLC and Coatue Private II GP LLC have retained Coatue Management, L.L.C. to serve as the investment manager to Coatue Private Fund I LP and Coatue Private Fund II LP, respectively. Philippe Laffont serves as managing member of Coatue Management, L.L.C. and has voting and dispositive power with respect to shares held by Coatue Private Fund I LP and Coatue Private Fund II LP. The address of each of the entities identified in this footnote is 9 West 57th Street, 25th Floor, New York, NY 10019.

DESCRIPTION OF CAPITAL STOCK

A description of our capital stock and the material terms and provisions of our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering and affecting the rights of holders of our capital stock is set forth below. The forms of our amended and restated certificate of incorporation and our amended and restated bylaws to be adopted in connection with this offering are filed as exhibits to the registration statement relating to this prospectus.

Upon the completion of this offering, our amended and restated certificate of incorporation will authorize shares of undesignated preferred stock, the rights, preferences, and privileges of which may be designated from time to time by our board of directors.

Upon the completion of this offering, our authorized capital stock will consist of                  shares, all with a par value of $0.0001 per share, of which:

•	shares are designated common stock; and

•	shares are designated preferred stock.

As of July 31, 2018, and after giving effect to the automatic conversion of all of our outstanding preferred stock into common stock immediately prior to the completion of this offering, assuming an initial public offering price of $        per share, which is the midpoint of the price range set forth on the cover page of this prospectus, there were outstanding:

•	shares of our common stock held of record by approximately stockholders;

•	shares of our common stock issuable upon exercise of outstanding stock options;

•	shares of common stock issuable upon the vesting and settlement of restricted stock units;

•	shares of our common stock issuable upon exercise of the outstanding warrant to purchase shares of common stock; and

•	shares of our common stock issuable upon exercise of the outstanding warrant to purchase shares of preferred stock.

Common Stock

Dividend Rights

Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of funds legally available if our board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that our board of directors may determine. See “Dividend Policy” for more information.

Voting Rights

The holders of our common stock are entitled to one vote per share. Stockholders do not have the ability to cumulate votes for the election of directors. Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon the completion of this offering will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms.

No Preemptive or Similar Rights

Our common stock is not entitled to preemptive rights and is not subject to conversion, redemption, or sinking fund provisions.

Right to Receive Liquidation Distributions

Upon our dissolution, liquidation, or winding-up, the assets legally available for distribution to our stockholders are distributable ratably among the holders of our common stock, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights and payment of liquidation preferences, if any, on any outstanding shares of preferred stock.

Preferred Stock

Upon the completion of this offering, no shares of preferred stock will be outstanding, but we will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences, and rights of the shares of each series and any associated qualifications, limitations or restrictions. Our board of directors also can increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by our stockholders. Our board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of our company and may adversely affect the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plan to issue any shares of preferred stock.

Options

As of July 31, 2018, there were options to purchase                  shares of our common stock outstanding under our 2012 Plan and                  shares of our common stock outstanding in respect of the early exercise of options under our 2012 Plan that remain subject to vesting restrictions. There were options to purchase                  shares of our common stock awarded outside of our 2012 Plan.

Restricted Stock Awards

As of July 31, 2018, we had                  shares of our common stock subject to outstanding restricted stock awards under our 2012 Plan. We had                  shares of our common stock subject to restricted stock awards outside our 2012 Plan.

Restricted Stock Units

As of July 31, 2018, we had                  shares of our common stock subject to outstanding restricted stock units under our 2012 Plan. The outstanding restricted stock units are subject to both a time-based and a liquidity-event vesting requirement. The liquidity-event vesting requirement will be satisfied upon completion of this offering. Settlement of the restricted stock units that become vested upon completion of this offering will occur on the earlier of (i) the 185th day following the completion of this offering or (ii) the date that is no later than two and one-half months following the end of the fiscal year in which the time-based and liquidity-event vesting requirements applicable to a restricted stock unit are satisfied. Holders of a restricted stock unit may elect to have their restricted stock unit settled net of applicable withholding taxes by affirmatively requesting such net settlement at least five business days prior to the settlement date. Generally, if the service of a holder of restricted stock units is terminated prior to the completion of this offering, then any restricted stock units as to which the time-based vesting requirement has been satisfied will remain outstanding until the first to occur of (i) the completion of this offering, (ii) a change in control, or (iii) expiration of the restricted stock unit.

Warrants

As of July 31, 2018, there were outstanding immediately exercisable warrants to purchase an aggregate of                  shares of our common stock at an exercise price of $        per share and                  shares of our Series C preferred stock at an exercise price of $        per share, which will become exercisable to purchase the same number of shares of our common stock upon the automatic conversion of the Series C preferred stock before the completion of this offering.

Registration Rights

After this offering, the holders of                  shares of our common stock issued upon the conversion of our preferred stock will be entitled to contractual rights to require us to register those shares under the Securities Act. These rights are provided under the terms of our amended and restated investors’ rights agreement. If we propose to register any of our securities under the Securities Act for our own account, holders of shares having registration rights are entitled to include their shares in our registration statement, provided, among other conditions, that the underwriters of any such offering have the right to limit the number of shares included in the registration.

We will pay all expenses relating to any demand, piggyback, or Form S-3 registration described below, other than underwriting discounts and commissions. The registration rights terminate upon the earliest to occur of: (i) the fifth anniversary of the completion of this offering or (ii) with respect to the registration rights of an individual holder, such earlier time after this offering at which the holder holds one percent or less of our outstanding common stock and all shares held by the holder can be sold in any three-month period without registration in compliance with Rule 144 and without the requirement for us to be in compliance with the current public information required under Rule 144(c)(1).

Demand Registration Rights

The holders of the registrable securities will be entitled to certain demand registration rights. At any time beginning on the earlier of December 31, 2019 or six months following the effectiveness of this offering, the holders of 50% or more of the registrable securities then outstanding, may make a written request that we register all or a portion of such registrable securities, subject to certain specified conditions and exceptions. Such request for registration must cover securities with an aggregate offering price of at least $15,000,000. We are not obligated to effect more than two of these registrations.

Piggyback Registration Rights

If we propose to register any of our securities under the Securities Act either for our own account or for the account of other stockholders, the holders of shares having registration rights will, subject to certain exceptions, be entitled to include their shares in our registration statement. These registration rights are subject to specified conditions and limitations, including, but not limited to, the right of the underwriters to limit the number of shares included in any such offering under certain circumstances, but not below 30% of the total amount of securities included in such offering.

Form S-3 Registration Rights

At any time after we are qualified to file a registration statement on Form S-3, and subject to limitations and conditions specified in the amended and restated investors’ rights agreement, the holders of at least 20% of the registrable securities may make a written request that we prepare and file a registration statement on Form S-3 under the Securities Act covering their shares, so long as the aggregate price to the public, net of any underwriters’ discounts and commissions, is at least $3,000,000. We are not obligated to effect more than one of these Form S-3 registrations in any 12-month period.

Anti-Takeover Provisions

Delaware Law

Upon the completion of this offering, we will be governed by the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prevents some Delaware corporations from engaging, under some circumstances, in a business combination, which includes a merger or sale of at least 10% of the corporation’s assets with any interested stockholder, meaning a stockholder who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of the corporation’s outstanding voting stock, unless:

•	the transaction is approved by the board of directors prior to the time that the interested stockholder became an interested stockholder;

•

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction began, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time that the stockholder became an interested stockholder the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by at least two-thirds of the outstanding voting stock which is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or amended and restated bylaws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Certificate of Incorporation and Bylaws Provisions

Upon the completion of this offering, our amended and restated certificate of incorporation and our amended and restated bylaws will include a number of provisions that may have the effect of deterring hostile takeovers or delaying or preventing changes in control of our management team, including the following:

•

Board of Directors Vacancies. Our amended and restated certificate of incorporation and amended and restated bylaws will authorize our board of directors to fill vacant directorships, including newly-created seats. In addition, the number of directors constituting our board of directors will be set only by resolution adopted by a majority vote of our entire board of directors. These provisions will prevent a stockholder from increasing the size of our board of directors and gaining control of our board of directors by filling the resulting vacancies with its own nominees.

•

Classified Board. Our amended and restated certificate of incorporation and amended and restated bylaws will provide that our board of directors will be classified into three classes of directors, each of which will hold office for a three-year term. In addition, directors may only be removed from the board of directors for cause and only by the approval of     % of our then-outstanding shares of our common stock. A third party may be discouraged from making a tender offer or otherwise attempting to obtain control of us as it is more difficult and time consuming for stockholders to replace a majority of the directors on a classified board of directors.

•

Stockholder Action; Special Meeting of Stockholders. Our amended and restated certificate of incorporation will provide that stockholders will not be able to take action by written consent, and will only be able to take action at annual or special meetings of our stockholders. Stockholders will not be permitted to cumulate their votes for the election of directors. Our amended and restated bylaws will further provide that special meetings of our stockholders may be called only by a majority vote of our entire board of directors, the chairman of our board of directors or our chief executive officer.

•

Advance Notice Requirements for Stockholder Proposals and Director Nominations. Our amended and restated bylaws will provide advance notice procedures for stockholders seeking to bring business before our annual meeting of stockholders, or to nominate candidates for election as directors at any meeting of stockholders. Our amended and restated bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. These provisions may preclude our stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at our meetings of stockholders.

•

Issuance of Undesignated Preferred Stock. Our board of directors will have the authority, without further action by the holders of common stock, to issue up to                  shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by the board of directors. The existence of authorized but unissued shares of preferred stock will enable our board of directors to render more difficult or discourage an attempt to obtain control of us by means of a merger, tender offer, proxy contest, or otherwise.

Choice of Forum

Upon the completion of this offering, our amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our amended and restated certificate of incorporation or our amended and restated bylaws or any action asserting a claim against us that is governed by the internal affairs doctrine. The enforceability of similar choice of forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that a court could find these types of provisions in our certificate of incorporation to be inapplicable or unenforceable.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be                 . The transfer agent’s address is                 , and its telephone number is                 .

Listing

Application will be made for the quotation of the common stock on the                 under the symbol “PLAN.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to the completion of this offering, there has been no public market for shares of our common stock. Future sales of shares of our common stock, including shares issued upon the exercise of outstanding options, in the public market following this offering or the perception that these sales may occur, could adversely affect the prevailing market price for our common stock at such time and our ability to raise equity capital in the future.

Following the completion of this offering, based on the number of shares of our capital stock outstanding as of July 31, 2018, a total of              shares of our common stock will be outstanding. This includes              shares of common stock that we are selling in this offering, which shares may be resold in the public market immediately unless purchased by our affiliates, and assumes no additional exercise of outstanding options other than as described elsewhere in this prospectus.

The remaining                  shares of common stock that are not sold in this offering will be deemed “restricted securities,” as that term is defined in Rule 144 or Rule 701 under the Securities Act of 1933, as amended, or the Securities Act. These restricted securities are eligible for public sale only if they are registered under the Securities Act or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

In addition, all of our executive officers and directors, and substantially all of our security holders have entered into market standoff agreements with us or lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our capital stock until at least 181 days after the date of this prospectus, as described below. As a result of these agreements and the provisions of our investors’ rights agreement described above under the section titled “Description of Capital Stock—Registration Rights,” subject to the provisions of Rule 144 or Rule 701, based on an assumed offering date of                     , 2018,              shares will be available for sale in the public market as follows:

•	beginning on the date of this prospectus, the shares sold in this offering will be immediately available for sale in the public market, unless purchased by our affiliates;

•

beginning 181 days after the date of this prospectus (subject to the terms of the lock-up agreements described below),                  additional shares will become eligible for sale in the public market, of which              shares will be held by affiliates and subject to the volume and other restrictions of Rule 144, as described below; and

•	the remainder of the shares will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned shares of our restricted common stock for at least six months would be entitled to sell their securities provided that such person is not deemed to have been one of our affiliates at the time of, or at any time during the 90 days preceding, a sale, and we are subject to the periodic reporting requirements of the Exchange Act for at least 90 days before the sale. In addition, under Rule 144, any person who is not an affiliate of ours and has held their shares for at least one year, including the holding period of any prior owner other than one of our affiliates, would be entitled to sell an unlimited number of shares immediately upon the completion of this offering without regard to whether current public information about us is available. Persons who have beneficially owned shares of our restricted common stock for at least six months but who are our affiliates at the time of, or any time during the 90 days preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of either of the following:

•

1% of the number of shares of our common stock then outstanding, which will equal approximately              shares immediately after the completion of this offering assuming no exercise of the underwriters’ option to purchase additional shares, based on the number of shares of our common stock outstanding as of                 ; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale;

provided, in each case, that we have been subject to the Exchange Act periodic reporting requirements for at least 90 days before the sale. Such sales both by affiliates and by non-affiliates must also comply with the manner of sale, current public information and notice provisions of Rule 144.

Rule 701

Certain of our service providers who purchased shares under a written compensatory plan or contract prior to this offering may be entitled to rely on the resale provisions of Rule 701. Rule 701, as currently in effect, permits resales of shares, including by affiliates, in reliance upon Rule 144 but without compliance with certain restrictions, including the holding period requirement, of Rule 144. Rule 701 further provides that non-affiliates may sell such shares in reliance on Rule 144 without having to comply with the public information, volume limitation, or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling such shares if such resale is pursuant to Rule 701. Substantially all Rule 701 shares are, however, subject to lock-up agreements and will only become eligible for sale upon the expiration of these lock-up agreements.

Lock-Up Agreements

In connection with this offering, we and all directors and officers and the holders of substantially all of our outstanding shares of stock and stock options have agreed with the underwriters, subject to certain exceptions, not to offer, sell, contract to sell, pledge, grant any option to purchase, make any short sale of or otherwise transfer or dispose of, or hedge, any shares of our common stock, or any options or warrants to purchase any shares of our common stock, or any securities convertible into, exchangeable for or that represent the right to receive, shares of our common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC. See “Underwriting.”

Certain of our employees, including our executive officers, and directors may enter into written trading plans that are intended to comply with Rule 10b5-1 under the Exchange Act. Sales under these trading plans would not be permitted until the expiration of the lock-up agreements relating to our initial public offering described above.

Registration Rights

Upon completion of this offering, the holders of              shares of our common stock will be entitled to rights with respect to the registration of the sale of such shares of common stock under the Securities Act. See “Description of Capital Stock—Registration Rights.” All such shares are covered by lock-up agreements. Following the expiration of the lock-up period, registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Registration Statement on Form S-8

We intend to file a registration statement on Form S-8 under the Securities Act covering all of the shares of our common stock subject to options and certain restricted stock units outstanding or reserved for issuance under our equity plans. We expect to file this registration statement as soon as practicable after the completion of this offering. This registration statement will become effective immediately upon filing, and shares covered by this registration statement will thereupon be eligible for sale in the public markets, subject to vesting restrictions, the lock-up agreements described above and Rule 144 limitations applicable to affiliates. For a more complete discussion of our stock plans, see “Executive Compensation—Equity Plans.”

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

The following is a general discussion of the material U.S. federal income tax considerations with respect to the ownership and disposition of shares of common stock applicable to non-U.S. holders who acquire such shares in this offering and hold such shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Code (generally, property held for investment). For purposes of this discussion, a “non-U.S. holder” means a beneficial owner of our common stock (other than an entity or arrangement that is treated as a partnership for U.S. federal income tax purposes) that is not, for U.S. federal income tax purposes, any of the following:

•	a citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in the United States or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source; or

•

a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more “U.S. persons,” as defined under the Code, have the authority to control all substantial decisions of the trust or (ii) such trust has made a valid election to be treated as a U.S. person for U.S. federal income tax purposes.

This discussion is based on current provisions of the Code, Treasury regulations promulgated thereunder, or the Treasury Regulations, judicial opinions, published positions of the Internal Revenue Service and other applicable authorities, all of which are subject to change (possibly with retroactive effect). This discussion does not address all aspects of U.S. federal income taxation that may be important to a particular non-U.S. holder in light of that non-U.S. holder’s individual circumstances, nor does it address any aspects of the unearned income Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, any U.S. federal estate and gift taxes, any U.S. alternative minimum taxes or any state, local or non-U.S. taxes. This discussion may not apply, in whole or in part, to particular non-U.S. holders in light of their individual circumstances or to holders subject to special treatment under the U.S. federal income tax laws (such as insurance companies, tax-exempt organizations, financial institutions, brokers or dealers in securities, “controlled foreign corporations,” “passive foreign investment companies,” non-U.S. holders that hold our common stock as part of a straddle, hedge, conversion transaction, or other integrated investment and certain U.S. expatriates).

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds our common stock, the tax treatment of a partner therein will generally depend on the status of the partner and the activities of the partnership. Partners of a partnership holding our common stock should consult their tax advisors as to the particular U.S. federal income tax consequences applicable to them.

THIS SUMMARY IS FOR GENERAL INFORMATION ONLY AND IS NOT INTENDED TO CONSTITUTE A COMPLETE DESCRIPTION OF ALL TAX CONSEQUENCES FOR NON-U.S. HOLDERS RELATING TO THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK. PROSPECTIVE HOLDERS OF OUR COMMON STOCK SHOULD CONSULT WITH THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES TO THEM (INCLUDING THE APPLICATION AND EFFECT OF ANY STATE, LOCAL, NON-U.S. INCOME AND OTHER TAX LAWS) OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK.

Dividends

We have no present intention to make distributions on our common stock. In general, the gross amount of any distribution we make to a non-U.S. holder with respect to its shares of common stock will be subject to U.S. federal withholding tax at a rate of 30% to the extent the distribution constitutes a dividend for U.S. federal income tax purposes, unless the non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and the non-U.S. holder provides proper certification of its eligibility for such reduced rate. A distribution will constitute a dividend for U.S. federal income tax purposes to the extent of our current or accumulated earnings and profits as determined for U.S. federal income tax purposes. To the extent any distribution does not constitute a dividend, it will be treated first as reducing the adjusted basis in the non-U.S. holder’s shares of common stock and then, to the extent it exceeds the adjusted basis in the non-U.S. holder’s shares of common stock, as gain from the sale or exchange of such stock. Any such gain will be subject to the treatment described below under “—Gain on Sale or Other Disposition of Common Stock.”

Dividends we pay to a non-U.S. holder that are effectively connected with its conduct of a trade or business within the United States (and, if required by an applicable tax treaty, are attributable to a U.S. permanent establishment of such non-U.S. holder) will not be subject to U.S. federal withholding tax, as described above, if the non-U.S. holder complies with applicable certification and disclosure requirements. Instead, such dividends generally will be subject to U.S. federal income tax on a net income basis, at regular U.S. federal income tax rates. Dividends received by a foreign corporation that are effectively connected with its conduct of a trade or business within the United States may be subject to an additional branch profits tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty).

Gain on Sale or Other Disposition of Common Stock

In general, a non-U.S. holder will not be subject to U.S. federal income tax on any gain realized upon the sale or other disposition of the non-U.S. holder’s shares of common stock unless:

•

the gain is effectively connected with a trade or business carried on by the non-U.S. holder within the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment of such non-U.S. holder);

•	the non-U.S. holder is an individual and is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•

we are or have been a U.S. real property holding corporation for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding such disposition or such non-U.S. holder’s holding period of our common stock, and the non-U.S. holder has held, at any time during said period, more than 5% of our common stock, provided that our common stock is regularly traded on an established securities market within the meaning of applicable Treasury Regulations.

Gain that is effectively connected with the conduct of a trade or business in the United States (or so treated) generally will be subject to U.S. federal income tax on a net income tax basis, at regular U.S. federal income tax rates. If the non-U.S. holder is a foreign corporation, the branch profits tax described above also may apply to such effectively connected gain. An individual non-U.S. holder who is subject to U.S. federal income tax because the non-U.S. holder was present in the United States for 183 days or more during the year of sale or other disposition of our common stock will be subject to a flat 30% tax on the gain derived from such sale or other disposition, which may be offset by U.S. source capital losses. We believe that we are not and we do not anticipate becoming a U.S. real property holding corporation for U.S. federal income tax purposes.

Withholdable Payments to Foreign Financial Entities and Other Foreign Entities

The Foreign Account Tax Compliance Act, or FATCA, imposes a U.S. federal withholding tax of 30% on certain payments to foreign financial institutions, investment funds, and certain other non-U.S. persons that fail to comply with certain information reporting and certification requirements pertaining to their direct and indirect U.S. securityholders and/or U.S. accountholders. Such payments include dividends on, and (to the extent described below) the gross proceeds from the sale or other disposition of, our common stock. Under applicable Treasury Regulations and Internal Revenue Service guidance, this withholding currently applies to payments of dividends, if any, on our common stock and will apply to payments of gross proceeds from a sale or other disposition of our common stock made on or after January 1, 2019. An intergovernmental agreement between the U.S. and a foreign country may modify the requirements described in this paragraph. Prospective investors are encouraged to consult with their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Backup Withholding, Information Reporting and Other Reporting Requirements

We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to, and the tax withheld with respect to, each non-U.S. holder. These reporting requirements apply regardless of whether withholding was reduced or eliminated by an applicable income tax treaty. Copies of this information reporting may also be made available under the provisions of a specific income tax treaty or agreement with the tax authorities in the country in which the non-U.S. holder resides or is established.

A non-U.S. holder will generally be subject to backup withholding for dividends on our common stock paid to such holder unless such holder certifies under penalties of perjury that, among other things, it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption.

Information reporting and backup withholding generally are not required with respect to the amount of any proceeds from the sale or other disposition of our common stock by a non-U.S. holder outside the United States through a foreign office of a foreign broker that does not have certain specified connections to the United States. However, if a non-U.S. holder sells or otherwise disposes of its shares of common stock through a U.S. broker or the U.S. offices of a foreign broker, the broker will generally be required to report the amount of proceeds paid to the non-U.S. holder to the Internal Revenue Service and also backup withhold on that amount unless such non-U.S. holder provides appropriate certification to the broker of its status as a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) or otherwise establishes an exemption. Information reporting will also apply if a non-U.S. holder sells its shares of common stock through a foreign broker deriving more than a specified percentage of its income from U.S. sources or having certain other connections to the United States, unless such broker has documentary evidence in its records that such non-U.S. holder is a non-U.S. person (and the payor does not have actual knowledge or reason to know that such holder is a U.S. person) and certain other conditions are met, or such non-U.S. holder otherwise establishes an exemption.

Backup withholding is not an additional income tax. Any amounts withheld under the backup withholding rules from a payment to a non-U.S. holder generally can be credited against the non-U.S. holder’s U.S. federal income tax liability, if any, or refunded, provided that the required information is furnished to the Internal Revenue Service in a timely manner. Non-U.S. holders should consult their tax advisors regarding the application of the information reporting and backup withholding rules to them.

UNDERWRITING

We and the underwriters named below will enter into an underwriting agreement with respect to the shares being offered. Subject to certain conditions, each underwriter will severally agree to purchase the number of shares indicated in the following table. Goldman Sachs & Co. LLC and Morgan Stanley & Co. LLC are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman Sachs & Co. LLC
Morgan Stanley & Co. LLC
Barclays Capital Inc.
KeyBanc Capital Markets Inc.
Canaccord Genuity LLC
Evercore Group L.L.C.
JMP Securities LLC
Needham & Company, LLC
Piper Jaffray & Co.
SunTrust Robinson Humphrey, Inc.

Total

The underwriters will be committed to take and pay for all of the shares being offered, if any are taken, other than the shares covered by the option described below unless and until this option is exercised.

The underwriters will have an option to buy up to an additional              shares from us to cover sales by the underwriters of a greater number of shares than the total number set forth in the table above. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase                  additional shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $            per share from the initial public offering price. After the initial offering of the shares, the representatives may change the offering price and the other selling terms. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We and our officers, directors, and holders of substantially all of our common stock have agreed or will agree with the underwriters, subject to certain exceptions, not to dispose of or hedge any common stock or securities convertible into or exchangeable for shares of common stock during the period from the date of such agreement continuing through the date 180 days after the date of this prospectus, except with the prior written consent of the representatives. This agreement does not apply to any existing employee benefit plans. See the section titled “Shares Eligible for Future Sale” for a discussion of certain transfer restrictions.

Prior to the offering, there has been no public market for the shares. The initial public offering price will be negotiated among the representatives and us. Among the factors to be considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, will be our historical performance, estimates of our business potential and earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

An application will be made to quote our common stock on the                under the symbol “PLAN.”

In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering, and a short position represents the amount of such sales that have not been covered by subsequent purchases. A “covered short position” is a short position that is not greater than the amount of additional shares for which the underwriters’ option described above may be exercised. The underwriters may cover any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to cover the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase additional shares pursuant to the option described above. “Naked” short sales are any short sales that create a short position greater than the amount of additional shares for which the option described above may be exercised. The underwriters must cover any such naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Purchases to cover a short position and stabilizing transactions, as well as other purchases by the underwriters for their own accounts, may have the effect of preventing or retarding a decline in the market price of our stock, and together with the imposition of the penalty bid, may stabilize, maintain, or otherwise affect the market price of our common stock. As a result, the price of our common stock may be higher than the price that otherwise might exist in the open market. The underwriters are not required to engage in these activities and may end any of these activities at any time. These transactions may be effected on the                 , in the over-the-counter market or otherwise.

The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered. We have also agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering.

We estimate that our share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $            million.

We will agree to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include sales and trading, commercial and investment banking, advisory,

investment management, investment research, principal investment, hedging, market making, brokerage, and other financial and non-financial activities and services. Certain of the underwriters and their respective affiliates have provided, and may in the future provide, a variety of these services to us and to persons and entities with relationships with us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates, officers, directors, and employees may purchase, sell, or hold a broad array of investments and actively traded securities, derivatives, loans, commodities, currencies, credit default swaps, and other financial instruments for their own account and for the accounts of their customers, and such investment and trading activities may involve or relate to assets, securities and/or instruments of ours (directly, as collateral securing other obligations or otherwise), and/or persons and entities with relationships with us. The underwriters and their respective affiliates may also communicate independent investment recommendations, market color, or trading ideas and/or publish or express independent research views in respect of such assets, securities, or instruments and may at any time hold, or recommend to clients that they should acquire, long and/or short positions in such assets, securities, and instruments.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relative Member State”) an offer to the public of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of our common stock may be made at any time under the following exemptions under the Prospectus Directive:

•	To any legal entity which is a qualified investor as defined in the Prospectus Directive;

•	To fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), subject to obtaining the prior consent of the representatives for any such offer; or

•	In any other circumstances falling within Article 3(2) of the Prospectus Directive;

provided that no such offer or shares of our common stock shall result in a requirement for the publication by us or any placement agent of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to public” in relation to our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and our common stock to be offered so as to enable an investor to decide to purchase our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, and the expression “Prospectus Directive” means Directive 2003/71/EC (as amended), including by Directive 2010/73/EU, and includes any relevant implementing measure in the Relevant Member State.

This European Economic Area selling restriction is in addition to any other selling restrictions set out below.

United Kingdom

In the United Kingdom, this prospectus is only addressed to and directed as qualified investors who are (i) investment professionals falling within Article 19(5) of the Financial Services and Markets

Act 2000 (Financial Promotion) Order 2005 (the Order); or (ii) high net worth entities and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). Any investment or investment activity to which this prospectus relates is available only to relevant persons and will only be engaged with relevant persons. Any person who is not a relevant person should not act or rely on this prospectus or any of its contents.

Canada

The common stock may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45-106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31-103 Registration Requirements, Exemptions, and Ongoing Registrant Obligations. Any resale of the common stock must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment hereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Hong Kong

The common stock may not be offered or sold in Hong Kong by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32 of the Laws of Hong Kong) (“Companies (Winding Up and Miscellaneous Provisions) Ordinance”) or which do not constitute an invitation to the public within the meaning of the Securities and Futures Ordinance (Cap. 571 of the Laws of Hong Kong) (“Securities and Futures Ordinance”), (ii) to “professional investors” as defined in the Securities and Futures Ordinance and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance, and no advertisement, invitation or document relating to the common stock may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to shares of common stock which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” in Hong Kong as defined in the Securities and Futures Ordinance and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the common stock may not be circulated or distributed, nor may the common stock be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor (as defined under Section 4A of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”)) under Section 274 of the SFA, (ii) to a relevant person (as defined in Section 275(2) of the SFA) pursuant to Section 275(1) of the SFA, or any person pursuant to Section 275(1A) of the SFA, and in accordance with the conditions specified in Section 275 of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA, in each case subject to conditions set forth in the SFA.

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, the securities (as defined in Section 239(1) of the SFA) of that corporation shall not be transferable for 6 months after that corporation has acquired the common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer in that corporation’s securities pursuant to Section 275(1A) of the SFA, (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore (“Regulation 32”).

Where the shares of common stock are subscribed or purchased under Section 275 of the SFA by a relevant person which is a trust (where the trustee is not an accredited investor (as defined in Section 4A of the SFA)) whose sole purpose is to hold investments and each beneficiary of the trust is an accredited investor, the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferable for 6 months after that trust has acquired the common stock under Section 275 of the SFA except: (1) to an institutional investor under Section 274 of the SFA or to a relevant person (as defined in Section 275(2) of the SFA), (2) where such transfer arises from an offer that is made on terms that such rights or interest are acquired at a consideration of not less than $200,000 (or its equivalent in a foreign currency) for each transaction (whether such amount is to be paid for in cash or by exchange of securities or other assets), (3) where no consideration is or will be given for the transfer, (4) where the transfer is by operation of law, (5) as specified in Section 276(7) of the SFA, or (6) as specified in Regulation 32.

Japan

The common stock has not been and will not be registered under the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948, as amended), or the FIEA. The common stock may not be offered or sold, directly or indirectly, in Japan or to or for the benefit of any resident of Japan (including any person resident in Japan or any corporation or other entity organized under the laws of Japan) or to others for reoffering or resale, directly or indirectly, in Japan or to or for the benefit of any resident of Japan, except pursuant to an exemption from the registration requirements of the FIEA and otherwise in compliance with any relevant laws and regulations of Japan.

Switzerland

The common stock may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange (the “SIX”) or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the common stock or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, us, or the common stock have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of our common stock will not be supervised by, the Swiss Financial Market Supervisory Authority (“FINMA”), and the offer of our common stock has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes (the “CISA”). The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of our common stock.

VALIDITY OF COMMON STOCK

The validity of the shares of common stock offered by this prospectus will be passed upon for us by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Redwood City, California, and for the underwriters by Sullivan & Cromwell LLP, Palo Alto, California. As of the date of this prospectus, an investment fund associated with Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP beneficially owned less than 0.1% of the shares of our common stock outstanding as of                      , 2018.

EXPERTS

The consolidated financial statements of Anaplan, Inc. and subsidiaries as of January 31, 2017 and 2018, and for each of the years in the three-year period ended January 31, 2018, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, or KPMG, independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

In connection with our S-1 filing, we requested our independent auditor to affirm its independence relative to the rules and regulations of the Public Company Accounting Oversight Board, or the PCAOB, and the U.S. Securities and Exchange Commission, or the SEC.

KPMG’s independence evaluation procedures identified a business relationship between a KPMG member firm of the KPMG International Cooperative, or the KPMG member firm, and a controlled subsidiary of Anaplan, Inc. This relationship was a subcontractor arrangement between the KPMG member firm and the subsidiary, from September 30, 2015 until on or about December 25, 2015, and involved training services provided to a third-party company. Fees paid to the Anaplan subsidiary under this subcontract relationship were not significant. The KPMG member firm referenced above does not participate in the Anaplan Inc. audit engagement.

KPMG considered whether the matter noted above impacted its objectivity and ability to exercise impartial judgment with regard to its engagement as our auditors and have concluded that there has been no impairment of KPMG’s objectivity and ability to exercise impartial judgment on all matters encompassed within its audits. After taking into consideration the facts and circumstances of the above matter and KPMG’s determination, our audit committee also concluded that KPMG’s objectivity and ability to exercise impartial judgment has not been impaired.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits and schedules to the registration statement, as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries and are not necessarily complete. With respect to any contract or document that is filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified in all respects by reference to the exhibit. You may obtain copies of this information by mail from the SEC’s public reference room, located at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a website that contains reports, proxy and information statements, and other information regarding issuers, like us, that file documents electronically with the SEC. The address of that website is www.sec.gov. The information on the SEC’s web site is not part of this prospectus, and any references to this web site or any other web site are inactive textual references only.

Upon completion of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law, will file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements, and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.anaplan.com, at which you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. The information contained on, or that can be accessed through, our website is not a part of this prospectus. Investors should not rely on any such information in deciding whether to purchase our common stock. We have included our website address in this prospectus solely as an inactive textual reference.

ANAPLAN, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company adopted Financial Accounting Standards Board Accounting Standards Codification Topic 606. Revenue from Contracts with Customers, effective February 1, 2018. When this registration statement is updated to include the interim period of adoption, we will be in a position to render the following report.

/s/ KPMG LLP

Report of Independent Registered Public Accounting Firm

The Stockholder’s and Board of Directors

Anaplan, Inc.:

Opinion on Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Anaplan, Inc. and subsidiaries (the Company) as of January 31, 2017 and 2018, the related consolidated statements of comprehensive loss, stockholders’ equity, and cash flows for each of the years in the three-year period ended January 31, 2018, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of January 31, 2017 and 2018 and the results of its operations and its cash flows for each of the years in the three-year period ended January 31, 2018, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Emphasis of matter

As discussed in Note 1 to the consolidated financial statements, the Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, effective February 1, 2018, using the full retrospective transition method. The adoption of this accounting change has been applied retrospectively to all periods presented. Our opinion is not modified with respect to this matter.

We have served as the Company’s auditor since 2013.

San Francisco, California

June 11, 2018

ANAPLAN, INC.

CONSOLIDATED BALANCE SHEETS

(in thousands, except per share data)

	As of January 31,		Pro Forma as of January 31, 2018
	2017	2018
			(unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$80,155	$110,898	$
Accounts receivable, net of allowances for doubtful accounts of $452 and $592 as of January 31, 2017 and 2018, respectively	52,829	66,061
Deferred commissions, current portion	6,202	9,101
Prepaid expenses and other current assets	5,938	12,014

Total current assets	145,124	198,074
Property and equipment, net	10,876	18,321
Deferred commissions, net of current portion	16,540	21,568
Restricted cash	750	6,128
Other noncurrent assets	1,651	2,656

TOTAL ASSETS	$174,941	$246,747

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$5,890	$6,417	$
Accrued expenses	17,789	26,685
Deferred revenue, current portion	65,615	101,047

Total current liabilities	89,294	134,149
Deferred revenue, net of current portion	282	239
Other noncurrent liabilities	621	720

TOTAL LIABILITIES	90,197	135,108

Commitments and contingencies (Note 4)
Stockholders’ equity:
Convertible preferred stock, par value of $0.0001 per share; 69,240 and 73,620 shares authorized as of January 31, 2017 and 2018; 68,155 and 73,610 shares issued and outstanding as of January 31, 2017 and 2018 with aggregate liquidation preference of $240,789 and $300,789 as of January 31, 2017 and 2018, actual; no shares issued and outstanding as of January 31, 2018, pro forma (unaudited)	7	7		—
Common stock, par value of $0.0001 per share; 110,000 and 140,000 shares authorized as of January 31, 2017 and 2018; 28,627 and 29,947 shares issued and outstanding as of January 31, 2017 and 2018, actual; 103,557 shares issued and outstanding as of January 31, 2018, pro forma (unaudited)	2	3		10
Accumulated other comprehensive loss	(2,828)	(1,982)		(1,982)
Additional paid-in capital	252,229	325,831		325,831
Accumulated deficit	(164,666)	(212,220)		(212,220)

TOTAL STOCKHOLDERS’ EQUITY	84,744	111,639		$111,639

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$174,941	$246,747

The accompanying notes are an integral part of these consolidated financial statements.

ANAPLAN, INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(in thousands, except per share data)

	Year Ended January 31,
	2016	2017	2018
Revenue:
Subscription revenue	$50,772	$91,416	$143,542
Professional services revenue	20,753	29,083	24,805

Total revenue	71,525	120,499	168,347

Cost of revenue:
Cost of subscription revenue	7,655	9,072	19,927
Cost of professional services revenue	22,849	30,335	32,058

Total cost of revenue	30,504	39,407	51,985

Gross profit	41,021	81,092	116,362

Operating expenses:
Research and development	19,288	23,868	30,908
Sales and marketing	55,279	73,656	100,654
General and administrative	19,313	22,503	30,719

Total operating expenses	93,880	120,027	162,281

Loss from operations	(52,859)	(38,935)	(45,919)
Interest income, net	55	88	108
Other expense, net	(1,343)	(835)	(482)

Loss before income taxes	(54,147)	(39,682)	(46,293)
Provision for income taxes	(80)	(512)	(1,261)

Net loss	(54,227)	(40,194)	(47,554)

Comprehensive loss:
Foreign currency translation adjustment	(336)	(2,517)	846

Comprehensive loss	$(54,563)	$(42,711)	$(46,708)

Net loss per share attributable to common stockholders, basic and diluted	$(4.62)	$(2.92)	$(2.51)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	11,741	13,774	18,956

Pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			$(0.54)

Weighted-average shares used in computing pro forma net loss per share attributable to common stockholders, basic and diluted (unaudited)			88,212

The accompanying notes are an integral part of these consolidated financial statements.

ANAPLAN, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(in thousands)

	Convertible Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance as of February 1, 2015*	59,326	$6	25,360	$2	$153,002	$25	$(70,245)	$82,790
Issuance of Series E convertible preferred stock, net of issuance cost of $2,636	8,829	1	—	—	86,532	—	—	86,533
Stock-based compensation	—	—	—	—	3,543	—	—	3,543
Repayment of promissory notes	—	—	—	—	106	—	—	106
Net issuance of restricted common stock	—	—	739	—	—	—	—	—
Exercise of stock options	—	—	505	—	468	—	—	468
Exercise of warrants	—	—	32	—	14	—	—	14
Net loss	—	—	—	—	—	—	(54,227)	(54,227)
Foreign currency translation adjustments	—	—	—	—	—	(336)	—	(336)

Balance as of January 31, 2016	68,155	7	26,636	2	243,665	(311)	(124,472)	118,891
Stock-based compensation	—	—	—	—	6,325	—	—	6,325
Repayment of promissory notes	—	—	—	—	304	—	—	304
Net issuance of restricted common stock	—	—	369	—	—	—	—	—
Exercise of stock options	—	—	1,622	—	1,935	—	—	1,935
Net loss	—	—	—	—	—	—	(40,194)	(40,194)
Foreign currency translation adjustments	—	—	—	—	—	(2,517)	—	(2,517)

Balance as of January 31, 2017	68,155	7	28,627	2	252,229	(2,828)	(164,666)	84,744
Issuance of Series F convertible preferred stock, net of issuance cost of $119	5,455	—	—	—	59,881	—	—	59,881
Stock-based compensation	—	—	—	—	8,802	—	—	8,802
Repayment of promissory notes	—	—	—	—	1,534	—	—	1,534
Repurchase of restricted common stock	—	—	(950)	—	—	—	—	—
Exercise of stock options	—	—	2,270	1	3,309	—	—	3,310
Net loss	—	—	—	—	—	—	(47,554)	(47,554)
Foreign currency translation adjustments	—	—	—	—	—	846	—	846
Other	—	—	—	—	76	—	—	76

Balance as of January 31, 2018	73,610	$7	29,947	$3	$325,831	$(1,982)	$(212,220)	$111,639

The accompanying notes are an integral part of these consolidated financial statements.

*	See Note 1, Revenue Recognition, for changes to the opening accumulated deficit as of February 1, 2015.

ANAPLAN, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

	Year Ended January 31,
	2016	2017	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(54,227)	$(40,194)	$(47,554)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	2,588	4,324	7,399
Amortization of deferred commissions	3,246	4,822	7,409
Stock-based compensation	3,508	6,103	8,639
Loss on disposal of property and equipment	74	38	71
Provision for accounts receivable allowance	240	213	193
Changes in operating assets and liabilities:
Accounts receivable	(17,430)	(16,529)	(10,175)
Prepaid expenses and other current assets	(3,354)	(956)	(5,853)
Other noncurrent assets	(346)	(630)	(1,176)
Deferred commissions	(11,388)	(12,169)	(14,765)
Accounts payable and accrued expenses	6,358	5,365	8,948
Deferred revenue	16,638	24,168	32,413
Other noncurrent liabilities	1,289	(716)	(50)

Net cash used in operating activities	(52,804)	(26,161)	(14,501)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of marketable securities	(3,000)	—	—
Acquisitions, net of cash acquired	—	(400)	—
Maturities of marketable securities	1,997	3,000	—
Purchase of property and equipment	(5,498)	(2,787)	(9,565)
Capitalized internal-use software	(1,490)	(2,184)	(5,801)

Net cash used in investing activities	(7,991)	(2,371)	(15,366)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of preferred stock, net of issuance costs	86,533	—	59,881
Proceeds from the exercise of stock options	468	1,935	3,309
Proceeds from repayment of promissory notes	106	304	1,534
Proceeds from exercise of warrants	14	—	—

Net cash provided by financing activities	87,121	2,239	64,724

Effect of exchange rate changes in cash, cash equivalents, and restricted cash	382	(2,835)	1,264
NET INCREASE (DECREASE) IN CASH, CASH EQUIVALENTS, AND RESTRICTED CASH	26,708	(29,128)	36,121
CASH, CASH EQUIVALENTS, AND RESTRICTED CASH – Beginning of period	83,325	110,033	80,905

CASH, CASH EQUIVALENTS, AND RESTRICTED CASH – End of period	$110,033	$80,905	$117,026

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for interest	$—	$4	$5

Cash paid for income taxes	$205	$258	$445

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING ACTIVITIES:
Increase (decrease) in purchases of property and equipment included in accounts payable and accrued expenses	$281	$1,740	$(724)

The accompanying notes are an integral part of these consolidated financial statements.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(1) Summary of Business and Significant Accounting Policies

Description of Business

Anaplan, Inc. (the Company) was incorporated in Delaware on July 9, 2009 and is headquartered in San Francisco, California, with offices in Minneapolis, Minnesota, New York, Boston, Massachusetts, and in the United Kingdom (U.K.), France, Sweden, the Netherlands, Russia, Austria, Switzerland, Germany, Australia, Singapore, Japan, and India.

The Company provides a cloud-based connected planning platform that helps connect organizations and people to make better and faster decisions. The Company delivers its application over the Internet as a subscription service using a software-as-a-service (SaaS) model. The Company also offers professional services related to implementing and supporting its application.

Fiscal Year

The Company’s fiscal year ends on January 31. References to fiscal 2018, for example, refer to the fiscal year ended January 31, 2018.

Principles of Consolidation

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP) and include the accounts of the Company and its wholly owned subsidiaries (collectively, the Company). All significant intercompany balances and transactions have been eliminated in consolidation.

Unaudited Pro Forma Stockholders’ Equity Information

The accompanying unaudited pro forma stockholders’ equity information as of January 31, 2018 has been prepared assuming the automatic conversion of all outstanding shares of convertible preferred stock into 73,609,910 shares of common stock.

Use of Estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting period. Such estimates include, but are not limited to, the determination of revenue recognition, the fair value of stock awards issued, and the allowance for doubtful accounts. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency of the Company’s foreign subsidiaries is their respective local currency. The Company translates all assets and liabilities of foreign subsidiaries to U.S. dollars at the current exchange rate as of the applicable consolidated balance sheet date. Revenue and expenses are translated at the average exchange rate prevailing during the period. The related unrealized gains and losses from foreign currency translation are recorded in accumulated other comprehensive loss as a

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

separate component of stockholders’ equity. Foreign currency transaction losses were $1.1 million, $0.8 million, and $0.4 million for fiscal 2016, 2017, and 2018, respectively, and are included in Other expense, net in the consolidated statements of comprehensive loss.

Cash and Cash Equivalents and Restricted Cash

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents are stated at fair value. Restricted cash represents cash held to collateralize lease obligations.

Fair Value Measurement

The Company’s financial instruments, other than cash and restricted cash, consists principally of money market accounts, accounts receivable, and accounts payable of which the fair value approximates the carrying value of these financial instruments because of their short-term nature.

Property and Equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the related assets, which is two or three years for all property and equipment, excluding leasehold improvements. Leasehold improvements are amortized using the straight-line method over the shorter of 10 years or the remaining lease term.

Impairment of Long-Lived Assets

The Company evaluates long-lived assets or asset groups for impairment whenever events indicate that the carrying value of an asset or asset group may not be recoverable based on expected future cash flows attributable to that asset or asset group. Recoverability of assets held and used is measured by comparison of the carrying amount of an asset or an asset group to estimated undiscounted future net cash flows expected to be generated by the asset or asset group. If the carrying amount of an asset or asset group exceeds estimated undiscounted future cash flows, then an impairment charge would be recognized based on the excess of the carrying amount of the asset or asset group over its fair value. Assets to be disposed of are reported at the lower of their carrying amount or fair value less costs to sell. There were no material impairment charges recognized related to long-lived assets during fiscal 2016, 2017, and 2018.

Concentration of Risk and Significant Customers

Financial instruments that subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, restricted cash, and accounts receivable. The Company maintains its cash, cash equivalents, and restricted cash with high-quality financial institutions with investment-grade ratings. A majority of the cash balances are with U.S. banks and are insured to the extent defined by the Federal Deposit Insurance Corporation.

The Company markets its subscription and services in the United States and in foreign countries through its direct sales force and partners. No customer accounted for more than 10% of total revenue for fiscal 2016, 2017, or 2018 or more than 10% of total accounts receivable as of January 31, 2017 or 2018.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Segment Information

The Company operates in one operating segment. Operating segments are defined as components of an enterprise about which separate financial information is evaluated regularly by the chief operating decision maker, who is the chief executive officer, in deciding how to allocate resources and assessing performance. The Company’s chief operating decision maker allocates resources and assesses performance based upon discrete financial information at the consolidated level.

Revenue by geographical region can be found in the revenue recognition disclosures later in Note 1. As of January 31, 2017 and 2018, substantially all of the Company’s long-lived assets were located in the United States.

Accounts Receivable, net

Accounts receivable are recorded at the invoiced amount, net of allowance for doubtful accounts. The allowance for doubtful accounts is based on the Company’s assessment of the collectability of accounts. The Company regularly reviews the adequacy of the allowance for doubtful accounts based on a combination of factors. In establishing any required allowance, management considers historical losses adjusted to take into account current market conditions and the Company’s customers’ financial condition, the amount of any receivables in dispute, and the current receivables aging and current payment terms. Accounts receivable deemed uncollectable are charged against the allowance for doubtful accounts when identified.

Revenue Recognition

The Company adopted Accounting Standards Codification Topic 606, Revenue from Contracts with Customers, effective February 1, 2018, using the full retrospective transition method. Accordingly, the Company has presented the consolidated financial statements for fiscal 2016, 2017, and 2018 as if this guidance had been effective as of the beginning of fiscal 2016. The adoption of the new guidance did not have a significant change on the Company’s revenue during all periods presented. However, the adoption of the new guidance did impact the Company’s commission expense recognized during each period presented, resulting in decreases from $6.3 million, $9.5 million, and $10.7 million to $3.2 million, $4.8 million, and $7.4 million during fiscal 2016, 2017, and 2018, respectively, which was recognized in sales and marketing expense. The cumulative effect of the adoption of the new guidance on the Company’s opening accumulated deficit as of February 1, 2015 resulted in a change from $72.4 million to $70.2 million.

The Company derives revenue primarily from sales of subscription services and, to a lesser degree, from professional services. Revenue is recognized when a customer obtains access to the platform and receives the related professional services. The amount of revenue recognized reflects the consideration that the Company expects to be entitled to receive in exchange for these services.

To achieve the core principle of this new standard, the Company applies the following steps:

1. Identification of the contract, or contracts, with the customer

The Company considers the terms and conditions of the contract in identifying the contracts. The Company determines a contract with a customer to exist when the contract is approved, each party’s rights regarding the services to be transferred can be identified, the payment terms for the services can be identified, it has been determined the customer has the ability and intent to pay, and the contract

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

has commercial substance. At contract inception, the Company will evaluate whether two or more contracts should be combined and accounted for as a single contract and whether the combined or single contract includes more than one performance obligation. The Company applies judgment in determining the customer’s ability and intent to pay, which is based on a variety of factors, including the customer’s historical payment experience or, in the case of a new customer, credit, and financial information pertaining to the customer.

2. Identification of the performance obligations in the contract

Performance obligations promised in a contract are identified based on the services that will be transferred to the customer that are both capable of being distinct, whereby the customer can benefit from the service either on its own or together with other resources that are readily available from third parties or from the Company, and are distinct in the context of the contract, whereby the transfer of the services and the products is separately identifiable from other promises in the contract. The Company’s performance obligations generally consist of (i) subscription and support services and (ii) professional services.

3. Determination of the transaction price

The transaction price is determined based on the consideration to which the Company expects to be entitled in exchange for transferring services to the customer. Variable consideration is included in the transaction price if, in the Company’s judgment, it is probable that a significant future reversal of cumulative revenue under the contract will not occur. None of the Company’s contracts contain a significant financing component.

4. Allocation of the transaction price to the performance obligations in the contract

If the contract contains a single performance obligation, the entire transaction price is allocated to the single performance obligation. Contracts that contain multiple performance obligations require an allocation of the transaction price to each performance obligation based on each performance obligation’s relative standalone selling price (SSP).

5. Recognition of the revenue when, or as, a performance obligation is satisfied

Revenue is recognized at the time the related performance obligation is satisfied by transferring the control of the promised service to a customer. Revenue is recognized when control of the service is transferred to the customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those services. The Company generates all its revenue from contracts with customers.

Subscription Revenue

The Company generates revenue primarily from sales of subscriptions to access its cloud-based business and execution planning platform. Subscription arrangements with customers do not provide the customer with the right to take possession of the software operating the platform. Instead, customers are granted continuous access to the platform over the contractual period. A time-elapsed method is used to measure progress because the Company’s obligation is to provide continuous service over the contractual period. Accordingly, the fixed consideration related to subscription revenue is recognized ratably over the contract term beginning on the date access to the platform is provided.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The typical subscription term is two to three years and customers are generally invoiced in annual installments at the beginning of each year within the subscription period. Most contracts are non-cancelable over the contractual term. Some customers have the option to purchase additional subscription services at a stated price. These options are evaluated on a case-by-case basis but generally do not provide a material right as they are priced within a range of prices provided to other customers for the same products and, as such, would not result in a separate performance obligation.

Professional Services Revenue

Professional services revenue consists of fees associated with implementation or consultation services, and training. Professional services do not result in significant customization of the subscription service and are considered distinct. A substantial majority of the professional service contracts are recognized on a time and materials basis and the related revenue is recognized as the service hours are performed. For time and materials projects, the Company invoices for professional services as the work is incurred and in arrears.

Contracts with Multiple Performance Obligations

Most contracts with customers contain multiple performance obligations that are distinct and accounted for separately. The transaction price is allocated to the separate performance obligations on a relative SSP basis. The Company determines SSP for all performance obligations using observable inputs, such as standalone sales and historical contract pricing. SSP is consistent with the Company’s overall pricing objectives, taking into consideration the type of subscription services and professional and other services. SSP also reflects the amount the Company would charge for that performance obligation if it were sold separately in a standalone sale, and the price the Company would sell to similar customers in similar circumstances.

Variable Consideration

Revenue from sales is recorded based on the transaction price, which includes estimates of variable consideration.

Variable consideration may exist where a customer has purchased professional services that are sold on a time and materials basis. The Company estimates the number of hours expected to be incurred based on an expected values approach that considers historical hours incurred for similar projects based on the types and sizes of customers.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Disaggregation of Revenue

The following table summarizes the revenue by region based on the shipping address of customers who have contracted to use the Company’s cloud-based application:

	Year Ended January 31,
	2016		2017		2018
	Amount	Percentage of Revenue	Amount	Percentage of Revenue	Amount	Percentage of Revenue
	(in thousands, except percentage data)
Americas	$48,831	68%	$76,667	64%	$101,867	61%
EMEA	18,896	26	35,437	29	53,123	32
APAC	3,798	6	8,395	7	13,357	7

Total	$71,525	100%	$120,499	100%	$168,347	100%

The United States and the United Kingdom were the only two countries that represented more than 10% of the Company’s revenues in any period, comprised of $47.2 million and 66%, $74.7 million and 62%, and $98.5 million and 59% for the United States in fiscal 2016, 2017, and 2018, respectively, and $11.3 million and 16%, $17.0 million and 14%, and $23.1 million and 14% for the United Kingdom in fiscal 2016, 2017, and 2018, respectively.

Contract Balances

Contract assets represent revenue recognized for contracts that have not yet been invoiced to customers, typically for multi-year arrangements. Total contract assets were $0.2 million and $0.1 million as of January 31, 2017 and 2018, respectively, which were included within prepaid expenses and other current assets on the consolidated balance sheets.

Contract liabilities consist of deferred revenue. Revenue is deferred when the Company has the right to invoice in advance of performance under a contract. The current portion of deferred revenue balances are generally recognized over the following 12-month period. The amount of revenue recognized in fiscal 2016, 2017, and 2018 that was included in deferred revenue at the beginning of each period was $24.3 million, $41.6 million, and $65.6 million, respectively.

Deferred Commissions

The Company capitalizes sales commissions that are incremental due to the acquisition of customer contracts. These costs are recorded as deferred commissions on the consolidated balance sheets. The Company determines whether costs should be deferred based on its sales compensation plans, if the commissions are in fact incremental and would not have occurred absent the customer contract.

Sales commissions for renewal of a subscription contract are not considered commensurate with the commissions paid for the acquisition of the initial subscription contract given the substantive difference in commission rates between new and renewal contracts. Commissions paid upon the initial acquisition of a contract are amortized over an estimated period of benefit of five years, which is the estimated customer life, while commissions paid related to renewal contracts are amortized over the renewal term. Amortization is recognized on a straight-line basis commensurate with the pattern of revenue recognition. Commissions paid on professional services are typically recognized over the same period as the associated revenue. The Company determines the period of benefit for commissions paid for the acquisition of the initial subscription contract by taking into consideration the

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

initial estimated customer life and the technological life of the platform and related significant features. The Company determines the period of benefit for renewal subscription contracts by considering the average contractual term for renewal contracts. Amortization of deferred commissions is included in sales and marketing expense in the consolidated statements of comprehensive loss.

The Company periodically reviews these deferred commissions to determine whether events or changes in circumstances have occurred that could impact the period of benefit. There were no impairment losses recorded during the periods presented.

The following table represents a rollforward of the Company’s deferred commissions:

	As of January 31,
	2017	2018
	(in thousands)
Beginning balance	$15,401	$22,742
Additions to deferred commissions	12,169	14,765
Amortization of deferred commissions	(4,822)	(7,409)
Foreign currency translation effect of deferred commissions	(6)	571

Ending balance	$22,742	$30,669

Deferred commissions, current (to be recognized in next 12 months)	$6,202	$9,101
Deferred commissions, net of current portion	16,540	21,568

Total deferred commissions	$22,742	$30,669

Remaining Performance Obligation

As of January 31, 2018, the aggregate amount of the transaction price allocated to remaining performance obligations was $304.6 million, which consists of both billed consideration in the amount of $101.3 million and unbilled consideration in the amount of $203.3 million that the Company expects to recognize as subscription revenue. The Company expects to recognize 53% of this amount as revenue in the fiscal year ending January 31, 2019 and 98% over the three years ending January 31, 2021.

The Company applied a practical expedient allowing it not to disclose the amount of the transaction price allocated to the remaining performance obligations for contracts with an original expected duration of one year or less.

Cost of Revenue

Cost of Subscription Revenue

Cost of subscription revenue primarily consists of costs related to providing cloud applications, compensation and other employee-related expenses for data center staff, payments to outside service providers, customer service, data center and networking expenses, depreciation expenses, and amortization of capitalized software development costs.

Cost of Professional Services Revenue

Cost of professional services primarily consists of costs related to providing implementation services, optimization services, and training, and includes compensation and other employee-related expenses for professional services staff, costs of subcontractors, and travel.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Advertising Costs

Advertising costs are expensed as incurred in sales and marketing expense and amounted to $8.0 million, $9.6 million, and $11.0 million for fiscal 2016, 2017, and 2018, respectively.

Stock-Based Compensation

The Company measures the cost of employee services received in exchange for an award of equity instruments, including stock purchase rights (SPRs), stock options, and restricted stock units (RSUs), based on the estimated grant-date fair value of the award. The expense recorded is based on awards ultimately expected to vest. The Company calculates the fair value of options and SPRs using the Black-Scholes option-pricing model and the related expense is recognized using the straight-line attribution approach. The vesting period is the period the employee is required to provide service in exchange for the award. Stock-based compensation for all employees has been allocated between cost of revenue and operating expense lines based on the cost category of the respective award holders.

Income Taxes

Income taxes are accounted for under the asset-and-liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The Company records a valuation allowance to reduce its deferred tax assets to the net amount that the Company believes is more likely than not to be realized. In assessing the need for a valuation allowance, the Company has considered its historical levels of income, expectations of future taxable income and ongoing tax planning strategies. Because of the uncertainty of the realization of the deferred tax assets, the Company has recorded a valuation allowance against substantially all deferred tax assets. Realization of its deferred tax assets is dependent primarily upon future U.S. and U.K. taxable income.

The Company recognizes the effect of income tax positions only if those positions are more likely than not to be sustained. Recognized income tax positions are measured at the largest amount that has a greater than 50% likelihood of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs.

Capitalized Software Development Costs

The Company capitalizes software development costs in connection with its cloud-based business modeling and planning software application, as well as certain projects for internal use, as incurred. Qualifying computer software costs that are incurred during the application development stage are capitalized. The Company capitalized $1.5 million, $2.3 million, and $5.8 million related to software costs incurred during fiscal 2016, 2017, and 2018, respectively. Capitalized software costs are amortized on a straight-line basis over its estimated useful life, which is generally two to three years, in cost of subscription revenue.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Leases and Asset Retirement Obligations

The Company categorizes leases at their inception as either operating or capital leases. In certain lease agreements, the Company may receive rent holidays and other incentives. For operating leases, the Company recognizes lease costs on a straight-line basis once control of the space is achieved, without regard to deferred payment terms such as rent holidays that defer the commencement date of required payments. Additionally, incentives received are treated as a reduction of costs over the term of the agreement.

The Company establishes assets and liabilities for the present value of estimated future costs to retire long-lived assets at the termination or expiration of a lease. Such assets are depreciated over the lease period into operating expense, and the recorded liabilities are accreted to the future value of the estimated retirement costs.

Deferred Offering Costs

Deferred offering costs consist primarily of accounting, legal, and other fees related to the Company’s proposed initial public offering (IPO). The deferred offering costs will be offset against IPO proceeds upon the consummation of the IPO. In the event the offering is aborted, deferred offering costs will be expensed. As of January 31, 2018, there was $1.1 million in deferred offering costs in other noncurrent assets on the consolidated balance sheet.

Net Loss Per Share Attributable to Common Stockholders

Basic and diluted net loss per share attributable to common stockholders is presented in conformity with the two-class method required for participating securities. The Company considers all series of convertible preferred stock to be participating securities. Under the two-class method, the net loss attributable to common stockholders is not allocated to the convertible preferred stock as the holders of the convertible preferred stock do not have a contractual obligation to share in the losses of the Company. Under the two-class method, net income would be attributed to common stockholders and participating securities based on their participation rights.

Basic net loss per share attributable to common stockholders is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period. Diluted net loss per share attributable to common stockholders adjusts basic net loss per share for the potentially dilutive impact of convertible preferred stock, stock options, restricted stock units, stock repurchase rights, convertible preferred stock warrants, and common stock warrants. As the Company has reported losses for all periods presented, all potentially dilutive securities are antidilutive and accordingly, basic net loss per share equals diluted net loss per share.

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders for fiscal 2018 has been computed to give effect to the conversion of convertible preferred stock into common stock and the weighted-average issuance of two-tier RSUs that have satisfied the service-based vesting condition as of January 31, 2018 but are still dependent upon the effectiveness of a registration statement related to the Company’s IPO.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Recently Issued Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2016-02, Leases, which requires lessees to put most leases on their balance sheets but recognize the expenses on their income statements in a manner similar to current practice. The new guidance requires that a lessee would recognize a lease liability for the obligation to make lease payments and a right-to-use asset for the right to use the underlying asset for the lease term. The Company will adopt the guidance starting February 1, 2019 and is currently evaluating the accounting, transition and disclosure requirements of the standard and cannot currently estimate the financial statement impact.

In May 2017, the FASB issued ASU No. 2017-09, Compensation—Stock Compensation (Topic 718) Scope of Modification Accounting, which clarifies which changes to the terms or conditions of a share-based payment award are subject to the guidance on modification accounting. Entities would apply the modification accounting guidance unless the value, vesting requirements and classification of a share-based payment award are the same immediately before and after a change to the terms or conditions of the award. This Company will adopt the guidance starting February 1, 2018. The adoption of this standard is not expected to have a material impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU No. 2016-09, Compensation—Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting, which changes several aspects of the accounting for share-based payment award transactions, including the accounting for income taxes, classification of excess tax benefits on the statement of cash flows, forfeitures, minimum statutory tax withholding requirements, classification of employee taxes paid on the statement of cash flows when the employer withholds shares for tax-withholding purposes, as well as expected term and intrinsic value estimates for nonpublic entities. The Company will adopt the guidance starting February 1, 2018. The adoption of this standard will not have a material impact on the Company’s consolidated financial statements.

Recently Adopted Accounting Pronouncements

In November 2016, the FASB issued ASU No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash, which requires that a statement of cash flows explain the change during the period in the total of cash, cash equivalents and amounts generally described as restricted cash or restricted cash equivalents. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The Company adopted the guidance starting February 1, 2018 and retrospectively revised the prior period cash flow from investing activities, beginning cash balance, and ending cash balance to reflect the change in presentation of restricted cash. Other than the change in the presentation in the accompanying consolidated statements of cash flows, the adoption of this standard had no effect on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606). The standard provides principles for recognizing revenue for the transfer of promised goods or services to customers with the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company adopted the guidance using the full retrospective

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

transition method starting February 1, 2018. The adoption of the new standard resulted in changes to the Company’s accounting policies for revenue recognition and deferred commissions and resulted in additional disclosures as noted in the revenue recognition section of Note 1.

(2) Consolidated Balance Sheet Components

Property and Equipment, net

Property and equipment consisted of the following:

	As of January 31,
	2017	2018
	(in thousands)
Computer and office equipment	$11,287	$19,273
Leasehold improvements	2,634	2,722
Internal-use software	4,405	9,603
Construction in progress	773	2,077

Property and equipment, gross	19,099	33,675
Less: accumulated depreciation	(8,223)	(15,354)

Property and equipment, net	$10,876	$18,321

Depreciation expense was $2.5 million, $4.1 million, and $7.2 million for fiscal 2016, 2017, and 2018, respectively.

Accrued Expenses

Accrued expenses consisted of the following:

	As of January 31,
	2017	2018
	(in thousands)
Vendor accruals	$2,695	$5,180
Accrued commission	3,431	3,938
Accrued bonuses	4,047	5,243
Accrued other payroll liabilities	3,281	5,164
Accrued other	4,335	7,160

Accrued expenses	$17,789	$26,685

(3) Bank Borrowing

In June 2015, the Company entered into a loan and security agreement with Comerica that allowed it to borrow up to $20.0 million through June 19, 2019. Any advances drawn on the agreement would incur interest at the LIBOR plus additional interest between 2.5% and 3.25% and was required to be repaid with interest only payments in arrears with the principal due upon maturity of the agreement. As of January 31, 2018, the Company had not drawn down any amounts under this agreement. The Company was also in compliance with the financial covenants contained in the agreement as of January 31.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(4) Commitments and Contingencies

Operating Leases

The Company leases certain facilities under operating leases that expire from fiscal 2019 to 2022. Rent expense for all facilities during fiscal 2016, 2017, and 2018 was $3.0 million, $3.4 million, and $5.7 million, respectively.

Future minimum payments related to operating leases as of January 31, 2018 are as follows:

Amount
(in thousands)
Year ending January 31,
2019	$10,183
2020	9,852
2021	6,798
2022	5,887
2023	5,978
2024 and thereafter	18,604

Total future minimum payments	$57,302

Indemnifications

The Company delivers its application over the Internet as a subscription service using a SaaS model. Each subscription is subject to the terms of the contractual arrangement with the customer and generally includes certain provisions for holding the customer harmless against and indemnifying the customer for costs, damages, losses, liabilities, and expenses arising from claims that the Company’s software infringes upon a copyright, trademark, or other trade secret rights, and third-party claims arising from the Company’s breach of the contract.

The Company has not incurred any expense in defense or reimbursement of any of its customers for losses related to indemnification provisions, and no material claims against the Company are outstanding as of January 31, 2017 and 2018. The Company’s exposure under these indemnification provisions is generally capped at a fixed amount in many customer agreements and uncapped in others. Due primarily to the lack of history of prior indemnification claims and the unique facts and circumstances involved in each particular contractual arrangement, the Company has determined that potential costs related to indemnification are not probable or estimable and, as such, has not recorded a reserve for fiscal 2016, 2017, or 2018.

Warranties

The Company provides a warranty for the implementation services it performs for its subscription services to its customers for a period of 30 days after completion of the services. The Company’s services are generally warranted to conform to the specifications set forth in the related customer contract and published documentation. In the event there is a failure of such warranties, the Company generally will correct the problem or provide a reasonable workaround or replacement product. If the Company cannot correct the problem or provide a workaround or replacement product, then the customer’s remedy is generally limited to termination of the contractual arrangement related to the nonconforming product services with a refund of the related fees paid. Accordingly, no amounts have been recorded.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Legal Matters

The Company is a party to various legal proceedings and claims, which arise in the ordinary course of business. As of January 31, 2018, the Company determined that there was not at least a reasonable possibility that it had incurred a material loss, or a material loss in excess of a recorded accrual, with respect to such proceedings.

(5) Convertible Preferred Stock

Convertible preferred stock consisted of the following:

	As of January 31, 2017
	Designated Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
	(in thousands)
Series A	10,450	10,450	$5,859
Series B	20,878	20,878	11,761
Series C	13,810	13,800	33,000
Series D	14,200	14,198	101,000
Series E	9,902	8,829	89,169

Total convertible preferred stock	69,240	68,155	$240,789

	As of January 31, 2018
	Designated Shares Authorized	Shares Issued and Outstanding	Aggregate Liquidation Preference
	(in thousands)
Series A	10,450	10,450	$5,859
Series B	20,878	20,878	11,761
Series C	13,810	13,800	33,000
Series D	14,198	14,198	101,000
Series E	8,829	8,829	89,169
Series F	5,455	5,455	60,000

Total convertible preferred stock	73,620	73,610	$300,789

The rights, preferences, and privileges of the Company’s convertible preferred stock holders are as follows:

Dividends

Dividends are payable on the convertible preferred stock when, as and if declared by the Board of Directors out of any assets legally available at the time. No dividends will be made with respect to the common stock until all declared dividends are paid on the Series A, B, C, D, E, and F convertible preferred stock at the per annum rate of $0.0451, $0.0450, $0.1913, $0.5691, $0.8079, and $0.8800 per share, respectively. No dividends have been declared by the Board of Directors as of January 31, 2018.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Conversion

The Series A, B, C, D, E, and F convertible preferred stock is convertible into shares of common stock based on a 1:1 ratio (as of January 31, 2018 but subject to broad based weighted-average antidilution adjustments). Each share can be converted into common stock at the then effective conversion rate: i) automatically prior to an IPO provided that the proceeds from the offering are not less than $100.0 million in the aggregate or ii) upon receipt by the Company of a written consent from the holders of a majority of the convertible preferred stock then outstanding, subject to certain series specific consents for conversions in connection with an acquisition of the Company.

Voting

Each holder of convertible preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the shares could be converted.

Election of Directors

As long as 2,000,000 shares of convertible preferred stock remain outstanding, the holders of Series A, B, C, D, E, and F convertible preferred stock, voting as a separate class, are entitled to elect four members of the Board of Directors. The holders of common stock, voting as a separate class, are entitled to elect two members of the Board of Directors. The holders of convertible preferred stock and common stock, voting together as a single class, are entitled to elect any remaining directors of the Board of Directors. Where the Board of Directors acts to fill a vacancy among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Directors to fill such vacancy.

Liquidation Preference

Upon any liquidation, dissolution, or winding up of the Company, either voluntary or involuntary, including a change in control, the holders of the Series A, B, C, D, E, and F convertible preferred stock are entitled to receive prior and in preference to any distribution of any of the assets of the Company to the holders the common stock, an amount per share equal to the sum of: (i) the liquidation preference of $0.5607, $0.5633, $2.3913, $7.1135, $10.0991, and $11.0000 per share, respectively, and (ii) all declared or accrued but unpaid dividends (if any) on such share of convertible preferred stock, provided that the holders of a majority of the convertible preferred stock then outstanding may waive the treatment of any transaction as a liquidation event.

Redemption

The shares of convertible preferred stock are not redeemable at the option of the holder.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

(6) Common Stock and Stock Plan

As of January 31, 2018, the Company was authorized to issue 140,000,000 shares of common stock. Shares were reserved for future issuance as follows:

As of January 31, 2018
(in thousands)
Conversion of convertible preferred stock	73,610
Outstanding stock options	15,815
Outstanding stock purchase rights	8,789
Outstanding restricted stock units	5,249
Shares available for future issuances under the 2012 Stock Plan	8,073
Warrants to purchase convertible preferred stock	10
Warrants to purchase common stock	14

Total	111,560

2012 Stock Plan

In March 2012, the Company adopted the 2012 Stock Plan (the 2012 Plan), under which officers, employees, and consultants may be granted various forms of equity incentive compensation at the discretion of the Board of Directors, including stock options, RSUs, and SPRs. The awards have varying terms, but generally vest over four years, and are issued at the fair value of the shares of common stock on the date of grant.

As of January 31, 2018, the Board of Directors had authorized 41,772,519 shares of common stock to be reserved for grants of awards under the 2012 Plan.

Stock Purchase Rights (SPRs) with Recourse Notes

SPRs have been issued in exchange for recourse promissory notes with the aggregate price of the underlying shares as the principal amount. The promissory notes are collateralized by the related common stock, and bear annual interest according to the table below. Repayment is due between four and 12 years from the date of the promissory notes or earlier in certain circumstances. In addition, any proceeds from the sale of shares purchased with the notes must be applied to repay the outstanding note receivable balance. The Company has a right to repurchase the shares if the employee’s service period is not fulfilled or upon termination of employment at the original per share issuance price. The right of repurchase lapses over an employee service period which is typically four years with 25% vesting on the first anniversary of the vesting commencement date and 1/48 each month thereafter. The Company deemed all employee recourse promissory notes to be non-substantive in nature and therefore the notes are not reflected in the consolidated balance sheets and consolidated statements of stockholders’ equity. Rather, the note issuances and the share purchases are accounted for as share option grants, with the related share-based compensation measured using the Black-Scholes option-pricing model and recognized over the vesting periods.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Information related to SPRs issued are as follows:

	Year Ended January 31,
	2016	2017	2018
Recourse promissory notes:
SPRs issued	1,869	608	—
Notes principal amount (in thousands)	$7,998	$2,789	$—
Annual interest rate	1.59% - 1.81%	1.18%	—
Terms (years)	7 - 10	7	—

Certain promissory notes are structured such that they are full-recourse with respect to 51% of the initial principal plus any accrued and unpaid interest, and non-recourse with respect to the remaining 49%. As the Company only has partial recourse under the promissory notes, and the underlying shares are subject to repurchase, the Company deemed the purchase of shares with the notes to be non-substantive. As such, the accounting for the partial-recourse notes is consistent with the recourse notes as discussed above.

Information related to SPRs issued related to the partial-recourse promissory notes are as follows:

	Year Ended January 31,
	2016	2017	2018
Recourse promissory notes:
SPRs issued	250	250	—
Notes principal amount (in thousands)	$898	$1,148	$—
Annual interest rate	1.70%	1.41%	—
Terms (years)	10	6	—

Share Repurchase

During fiscal 2017 and 2018, the Company repurchased 937,515 unvested shares from three employees and 950,109 unvested shares from two employees, respectively. The share repurchases took place upon termination of employment by cancelling the principal balance of the note, plus any accrued interest from the date of purchase related to the unvested portion.

Shares underlying the SPRs are presented as outstanding on the consolidated balance sheets and consolidated statements of stockholders’ equity as the shares have voting and dividend rights and are thus considered legally outstanding. However, 14,479,242, 12,649,442, and 8,789,333 of these underlying shares for fiscal 2017, 2018, and 2019, respectively, have been excluded from the respective net loss per share calculations because the shares are considered contingently issuable and subject to repurchase.

The Black-Scholes assumptions used to value the SPRs at the grant dates are as follows:

Year Ended January 31,
	2016	2017	2018
SPRs:
Fair value of common stock	$3.73 - $4.62	$4.76 - $4.81	—
Risk-free interest rate	0.00% - 0.27%	0.00% - 0.10%	—
Expected term (years)	4.57 - 6.08	4.02 - 4.57	—
Expected volatility	42.7% - 46.8%	43.1% - 44.2%	—
Dividend yield	—	—	—

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The methodology used in determining the underlying common stock fair value and expected volatility for the SPRs is similar to those used for the grants of stock options.

A summary of the SPRs are as follows:

	Number of SPRs	Weighted- Average Exercise Price
	(in thousands)
Nonvested SPRs as of January 31, 2017	2,376
Granted	—	$—
Vested	(751)	$3.84
Repurchased	(950)	$3.99

Nonvested SPRs as of January 31, 2018	675

The weighted-average grant date fair value of SPRs granted during fiscal 2016 and 2017 was $1.77 and $1.75, respectively. There were no SPRs granted during fiscal 2018.

During fiscal 2018, the Company recorded stock-based compensation of $0.5 million related to the accelerated vesting of certain SPRs for one former director.

During fiscal 2016, 2017, and 2018, the Company recorded stock-based compensation expense of $1.5 million, $1.5 million, and $1.4 million, respectively, related to the SPRs.

As of January 31, 2018, unrecognized stock-based compensation costs related to outstanding unvested SPRs that are expected to vest was $1.3 million, which is expected to be recognized over a weighted-average period of 2.04 years.

Restricted Stock Units

During fiscal 2017 and 2018, the Company issued 4,875,000 and 374,102 RSUs at a weighted-average fair value of $5.31 and $6.05 per share, respectively. The Company did not grant any RSUs during fiscal 2016. The RSUs vest upon the satisfaction of both a service condition and a liquidity condition. The service condition is satisfied generally over four years at a rate of 25% after one year and 1/48th each month thereafter. The liquidity condition is satisfied upon the occurrence of a qualifying event, defined as a change of control transaction or initial public offering. If either one of the two conditions are not satisfied within the awards’ term of seven years, the RSUs will expire on the seventh anniversary of the grant date. Both the service and liquidity conditions must be met for share-based compensation expense to be recognized, as of January 31, 2018, none was recognized because the qualifying events had not occurred. The RSUs for which the service condition has been satisfied are not forfeitable should employment terminate prior to the liquidity condition being met. Upon effectiveness of a qualifying event, the Company will recognize a significant cumulative share-based compensation expense for the portion of the RSUs that had met the service condition as of that date, using the ratable attribution method. The remaining unrecognized share-based compensation expense related to the RSUs that have not yet met the service condition will be recorded over the remaining requisite service period, using the ratable attribution method. For these RSUs, if the qualifying event had occurred on January 31, 2018, the Company would have recognized $6.9 million

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS  (continued)

of share-based compensation expense on that date, and would have $18.7 million of additional future period expense to be recognized over a weighted-average period of 3.05 years.

The issuance of the shares of common stock upon settlement of the RSUs that satisfied the service and liquidity conditions on or before January 31, 2019 will occur upon the earlier of April 15, 2019, or 185 days after the completion of an initial public offering. Holders may elect to have their RSUs settled net of applicable withholding taxes through the withholding of a number of shares of common stock that otherwise would have been issued upon settlement of the RSUs.

Stock Options

Stock options can be granted with an exercise price equal to or greater than the stock’s fair value at the date of grant. Most awards have 10-year terms and vest and become exercisable at a rate of 25% on the first anniversary of the vesting commencement date and 1/48th each month thereafter. Options granted may include provisions for early exercisability.

The Black-Scholes assumptions used to value the employee options at the grant dates are as follows:

	Year Ended January 31,
	2016	2017	2018
Employee options:
Fair value of common stock	$3.59 - $4.59	$4.59 - $4.83	$5.38 - $6.14
Risk-free interest rate	1.49% - 1.89%	1.28% - 2.18%	1.88% - 2.54%
Expected term (years)	6.08 - 6.58	5.25 - 6.08	6.08
Expected volatility	42.7% - 47.9%	41.7% - 44.2%	38.0% - 41.6%
Expected dividend yield	—	—	—

These assumptions and estimates were determined as follows:

•	Fair Value of Common Stock. As the Company’s common stock is not publicly traded, and is rarely traded privately, the fair value was estimated by the Board of Directors.

•	Risk-Free Interest Rate. The risk-free interest rate for the expected term of the options was based on the U.S. Treasury yield curve in effect at the time of the grant.

•

Expected Term.    The expected term was estimated using the simplified approach, in which the expected term of an award is presumed to be the mid-point between the vesting date and the expiration date of the award, as the Company does not have sufficient historical data relating to stock-option exercises.

•

Expected Volatility.    As the Company does not have a trading history for its common stock, the expected volatility was estimated by taking the average historic price volatility for industry peers, consisting of several public companies in the Company’s industry which are either similar in size, stage of life cycle, or financial leverage, over a period equivalent to the expected term of the awards.

•

Expected Dividend Yield.    The Company has never declared or paid any cash dividends and does not presently plan to pay cash dividends in the foreseeable future. As a result, an expected dividend yield of zero was used.

The Company also used a forfeiture rate in calculating the stock-based compensation for its stock options. The forfeiture rate was based on actual accumulated historical forfeiture data.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

A summary of stock option activity for fiscal 2018 is as follows:

		Options Outstanding
	Shares Available for Grant	Shares Subject to Options Outstanding	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (Years)	Aggregate Intrinsic Value
	(in thousands, except per share data)
Balance as of January 31, 2017	10,957	12,201	$3.05	7.47	$28,433
Shares authorized	3,000	—	—
Granted	(7,951)	7,951	5.77
Exercised	—	(2,270)	1.90
Forfeited	2,067	(2,067)	4.32

Balance as of January 31, 2018	8,073	15,815	4.41	7.75	27,294

Exercisable as of January 31, 2018		5,810	$2.65	5.68	$20,296

Vested and expected to vest as of January 31, 2018		14,572	$4.32	7.64	$26,566

The total intrinsic value of the options exercised during fiscal 2016, 2017, and 2018 was $1.5 million, $6.0 million, and $8.9 million, respectively. The intrinsic value is calculated as the difference between the current fair value of the underlying common stock and the exercise price of the stock option.

During fiscal 2017, a director early exercised 402,791 options with a partial-recourse promissory note. During fiscal 2018, an employee early exercised 170,000 options with a full-recourse promissory note. The unvested shares are subject to a repurchase right held by the Company at the original purchase price. As discussed in the Stock Purchase Rights with Recourse Notes section above, the notes issuances and share purchase are accounted for as share option grants, with the related share-based compensation measured using the Black-Scholes option-pricing model and recognized over the shares’ vesting periods.

The weighted-average grant date fair value of options granted during fiscal 2016, 2017, and 2018 was $1.71, $2.03, and $2.41, respectively.

As of January 31, 2018, unrecognized stock-based compensation cost related to outstanding unvested stock options that are expected to vest was $18.4 million, which is expected to be recognized over a weighted-average period of 3.17 years.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Stock-Based Compensation

The stock-based compensation expense by line item in the accompanying consolidated statements of comprehensive loss is summarized as follows:

	Year Ended January 31,
	2016	2017	2018
	(in thousands)
Cost of subscription revenue	$305	$49	$148
Cost of professional services revenue	122	336	507
Research and development	452	634	742
Sales and marketing	1,363	2,555	3,496
General and administrative	1,266	2,529	3,746

Total stock-based compensation expense	$3,508	$6,103	$8,639

The Company capitalized stock-based compensation included within research and development expense in the amounts of $35,000, $0.1 million, and $0.2 million during fiscal 2016, 2017, and 2018. In addition, the Company recorded stock-based compensation of $1.1 million related to restructuring charges in fiscal 2017, which were included in general and administrative expense, and $1.3 million related to the accelerated vesting of certain SPRs and options for one former director during fiscal 2018.

(7) Fair Value Measurements

The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible. The Company determines fair value based on assumptions that market participants would use in pricing an asset or a liability in the principal or most advantageous market. When considering market participant assumptions in fair value measurements, the following fair value hierarchy distinguishes between observable and unobservable inputs, which are categorized in one of the following levels:

–	Level 1 inputs: Unadjusted quoted prices in active markets for identical assets or liabilities accessible to the reporting entity at the measurement date.

–

Level 2 inputs: Other than quoted prices included in Level 1 inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

–

Level 3 inputs: Unobservable inputs for the asset or liability used to measure fair value to the extent that observable inputs are not available, thereby allowing for situations in which there is little, if any, market activity for the asset or liability at measurement date.

The Company did not hold any assets or liabilities that are measured at fair value on a recurring basis as of January 31, 2017 or 2018 and there were no transfers into or out of Level 1, Level 2, or Level 3 during fiscal 2016, 2017, and 2018.

(8) Restructuring Reserves

During fiscal 2017, the Board of Directors approved a world-wide restructuring plan in order to re-balance staffing levels and reduce operating expenses to better align them with the evolving needs

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

of the business. The restructuring plan included a reduction of approximately 25 positions, with a total charge of approximately $3.3 million related to employee termination costs which were included within general and administrative expense on the consolidated statements of comprehensive loss. The restructuring plan was completed by January 31, 2017.

(9) Income Taxes

The components of the loss before income taxes were as follows:

	Year Ended January 31,
	2016	2017	2018
	(in thousands)
Domestic	$(53,850)	$(19,214)	$(20,382)
Foreign	(297)	(20,468)	(25,911)

Total	$(54,147)	$(39,682)	$(46,293)

The provision for income taxes was as follows:

	Year Ended January 31,
	2016	2017	2018
	(in thousands)
Current:
Federal	$—	$—	$—
State	(28)	29	10
Foreign	108	357	1,069

Total current income tax expense	80	386	1,079

Deferred:
Federal	$—	$—	$—
State	—	—	—
Foreign	—	126	182

Total deferred income tax expense	—	126	182

Total provision for income taxes	$80	$512	$1,261

A reconciliation of the U.S. federal statutory tax rate to the Company’s provision for income taxes was as follows:

	Year Ended January 31,
	2016	2017	2018
	(in thousands)
U.S. federal taxes at statutory tax rate	$(18,410)	$(13,492)	$(15,229)
State taxes, net of federal benefit	(2,103)	(1,075)	(790)
Stock-based compensation	1,020	2,114	1,653
Change in valuation allowance	19,097	9,653	(7,711)
Foreign income taxed at various rates	206	2,980	4,002
U.S. Tax Reform	—	—	19,736
Other	270	332	(400)

Total	$80	$512	$1,261

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

Significant components of net deferred tax assets are as follows:

	As of January 31,
	2017	2018
	(in thousands)
Deferred tax assets:
Net operating losses	$59,461	$51,343
Stock-based compensation	706	1,075
Accruals and reserves	2,531	1,908

Gross deferred tax assets	62,698	54,326

Valuation allowance	(54,622)	(46,911)
Deferred tax liabilities:
Depreciation and amortization	(688)	(718)
Deferred commissions	(7,203)	(7,045)
Other	(311)	—

Gross deferred tax liabilities	(8,202)	(7,763)

Total net deferred tax liabilities	$(126)	$(348)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not that the deferred tax assets will not be realized; accordingly, a valuation allowance has been established on U.S. and U.K. net deferred tax assets. The valuation allowance increased $9.7 million for fiscal 2017 and decreased $7.7 million for fiscal 2018. The amount of the valuation allowance for deferred tax assets associated with excess tax deductions from stock-based compensation arrangement that is allocated to contributed capital if the future tax benefits are subsequently recognized is $1.1 million.

As of January 31, 2018, the Company has net operating loss carryforwards for federal income tax purposes of $171.0 million available to reduce future income subject to income taxes. The federal net operating loss carryforwards will begin to expire, if not utilized, in fiscal 2029 through fiscal 2038. In addition, the Company has $60.0 million and $52.0 million of net operating loss carryforwards available to reduce future taxable income subject to California state income taxes and all other applicable state jurisdictions, respectively. The California net operating loss carryforwards will begin to expire, if not utilized, in fiscal 2031 through fiscal 2038. The other states’ net operating loss carryforwards will begin to expire at various dates beginning in fiscal 2025 through fiscal 2038, if not utilized. The U.K. net operating loss carryforwards of $45.3 million do not expire.

The federal and state net operating loss carryforwards may be subject to significant limitations under Section 382 and Section 383 of the Internal Revenue Code of 1986 and similar provisions under state law. The Tax Reform Act of 1986 contains provisions that limit the federal net operating loss carryforwards that may be used in any given year in the event of special occurrences, including significant ownership changes. If these specified events occur or have occurred, the Company may lose some or all of the tax benefits of these carryforwards. The extent of such limitations for prior years, if any, has not yet been determined.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act (the Tax Act). The Tax Act reduces the federal corporate income tax rate from 35% to 21% effective January 1, 2018, which the Company expects will positively impact its future effective tax rate and after-tax earnings in the United States. The Company recognized a resulting decrease in its net federal deferred tax assets and deferred tax liabilities of $19.7 million, with a corresponding change in its valuation allowance. Therefore there was no impact on the consolidated financial statements related to the rate change. The Company may also be affected by certain other aspects of the Tax Act including, without limitation, provisions regarding repatriation of accumulated foreign earnings and deductibility of capital expenditures. However, these assessments are based on preliminary review and analysis of the Act and are subject to change as the Company continues to evaluate these highly complex rules as additional interpretive guidance is issued. The Company is also in the process of determining the impacts of the new Global Intangibles Low-Taxed Income (GILTI) tax law and has not yet included any potential GILTI tax or elected any related accounting policy. The Company will continue to analyze the effects of the Tax Act and any additional impacts of the Tax Act will be recorded as they are identified during the measurement period.

The Company does not have any uncertain tax positions as of January 31, 2018 and does not believe it is reasonably possible that its unrecognized tax benefits will significantly change within the next 12 months.

The Company files income tax returns for U.S. federal income tax, several U.S. states, and other foreign jurisdictions. The Company’s most significant tax jurisdictions are the United States and the United Kingdom. The Company’s tax years for 2009 and forward are subject to examination by the federal tax authorities. The Company’s tax years for 2009 and forward are subject to examination by the state tax authorities. The Company’s tax years for 2011 and forward are subject to examination by the foreign tax authorities. The Company is not currently under examination for income tax in any jurisdiction.

(10) Net Loss Per Share Attributable to Common Stockholders

The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders:

	Year Ended January 31,
	2016	2017	2018
	(in thousands, except per share data)
Net loss attributable to common stockholders	$(54,227)	$(40,194)	$(47,554)

Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	11,741	13,774	18,956

Net loss per share attributable to common stockholders, basic and diluted	$(4.62)	$(2.92)	$(2.51)

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The potential shares of common stock that were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive are as follows:

	Year Ended January 31,
	2016	2017	2018
	(in thousands)
Convertible preferred stock	68,155	68,155	73,610
Stock options	10,373	12,201	15,815
Restricted stock units	—	4,875	5,249
Stock repurchase rights	14,479	12,649	8,789
Convertible preferred stock warrants	10	10	10
Common stock warrants	14	14	14

Total	93,031	97,904	103,487

Unaudited Pro Forma Net Loss Per Share Attributable to Common Stockholders

Unaudited pro forma basic and diluted net loss per share attributable to common stockholders for fiscal 2018 has been computed to give effect to the conversion of convertible preferred stock into common stock and the weighted-average issuance of two-tier RSUs that have satisfied the service-based vesting condition as of January 31, 2018 but are still dependent upon the effectiveness of a registration statement related to the Company’s IPO.

The net loss used in computing pro forma net loss per share amount in the table below does not give effect to the stock-based compensation expense associated with two-tier RSUs that have both a service-based vesting condition and liquidity vesting conditions. If an IPO had been completed on January 31, 2018, the Company would have recognized $6.9 million of stock-based compensation expense on the effective date, and would have $18.7 million of additional future period expense that would be recognized over a weighted-average period of approximately 3.05 years if the requisite service is provided.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

The following table sets forth the computation of the unaudited pro forma basic and diluted net loss per share:

Year Ended January 31, 2018
(unaudited)
(in thousands, except per share data)
Numerator:
Pro forma net loss attributable to common stockholders	$(47,554)

Denominator:
Weighted-average shares used in computing net loss per share attributable to common stockholders, basic and diluted	18,956
Pro forma adjustment to reflect assumed conversion of convertible preferred stock	69,219
Pro forma adjustment to reflect assumed vesting of two-tier RSUs	37

Weighted-average shares used in computing pro forma net loss per share, basic and diluted	88,212

Pro forma net loss per share, basic and diluted	$(0.54)

(11) Employee Benefit Plans

On January 1, 2013, the Company initiated a savings and retirement plan for employees. The Company’s employee savings and retirement plan is qualified under Section 401 of the Internal Revenue Code. The plan is available to all regular employees on the Company’s U.S. payroll and provides employees with tax-deferred salary deductions and alternative investment options. Employees may contribute up to 90% of their salary up to the statutory prescribed annual limit. The Company also has a defined-contribution retirement plan that covers substantially all employees in the United Kingdom, Singapore, the Netherlands, France, Sweden, Belgium, India, Japan, Austria, and Australia. The Company does not currently match employees’ contributions to the U.S. 401(k) plan, but does match at varying percentages of income, voluntarily or within a statutory scheme, for employees in the countries listed above.

(12) Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through June 11, 2018, the date at which the consolidated financial statements were available to be issued, and determined there are no other items to disclose, other than as noted below.

In April 2018, the Company entered into a syndicated loan agreement with Wells Fargo to provide a secured revolving credit facility that allows the Company to borrow up to $40.0 million, subject to an accounts receivable borrowing base, for general corporate purposes through April 2020. Any advances drawn on the credit facility will incur interest at a rate equal to (i) the highest of (A) the prime rate, (B) the federal funds rate plus 0.5%, and (C) one-month LIBOR plus 1% less (ii) 0.5%. Interest is payable monthly in arrears with the principal and any accrued and unpaid interest due on April 30, 2020. There was a $6.0 million reduction of the available credit facility in April 2018 related to letter of credits for certain of our facility leases which resulted in the simultaneous release of $6.0 million in restricted cash.

ANAPLAN, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (continued)

In conjunction with entering into the loan agreement, the Company terminated the Comerica loan and security agreement (Note 3). The Company also granted Wells Fargo a first priority lien in its accounts receivable and other corporate assets, agreed not to pledge its intellectual property to other parties and became subject to certain reporting and financial covenants.

The restricted cash balance as of January 31, 2018 related to the Company’s lease obligations was released on April 30, 2018.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred and payable by us in connection with the sale and distribution of our common stock, other than underwriting discounts and commissions. All amounts are estimates except for the Securities and Exchange Commission (SEC) registration fee, the Financial Industry Regulatory Authority (FINRA) filing fee and the                listing fee.

Payable by us
SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Blue sky fees and expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Printing and engraving expenses		*
Registrar and transfer agent fees and expenses		*
Miscellaneous fees and expenses		*

Total	$	*

*	To be filed by amendment

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers under certain circumstances and subject to certain limitations. The terms of Section 145 of the Delaware General Corporation Law are sufficiently broad to permit indemnification under certain circumstances for liabilities, including reimbursement of expenses incurred, arising under the Securities Act.

As permitted by Section 102 of the Delaware General Corporation Law, our amended and restated certificate of incorporation and amended and restated bylaws contain provisions relating to the limitation of liability and indemnification of directors and officers. The amended and restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

•	for any breach of the director’s duty of loyalty to us or our stockholders;

•	for any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;

•	under Section 174 of the Delaware General Corporation Law (unlawful payment of dividends or unlawful redemption of shares); or

•	for any transaction from which the director derives any improper personal benefit.

Our amended and restated certificate of incorporation also provides that if Delaware law is amended after the approval by our stockholders of the certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law.

Our amended and restated bylaws provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law, as it now exists or may in the future be amended, against all expenses and liabilities reasonably incurred in connection with their service for or on our behalf. Our amended and restated bylaws provide that we shall advance the expenses incurred by a director or officer in advance of the final disposition of an action or proceeding, and permit us to secure insurance on behalf of any director, officer, employee, or other enterprise agent for any liability arising out of his or her action in that capacity, whether or not Delaware law would otherwise permit indemnification.

We intend to enter into indemnification agreements with each of our directors and executive officers and certain other key employees, a form of which is attached as Exhibit 10.1. The form of agreement provides that we will indemnify each of our directors, executive officers, and such other key employees against any and all expenses incurred by that director, executive officer, or other key employee because of his or her status as one of our directors, executive officers, or other key employees, to the fullest extent permitted by Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws. In addition, the form agreement provides that, to the fullest extent permitted by Delaware law, we will advance all expenses incurred by our directors, executive officers, and other key employees in connection with a legal proceeding.

Reference is made to the underwriting agreement contained in Exhibit 1.1 to this registration statement, indemnifying our directors and officers against limited liabilities. In addition, Section 1.9 of our amended and restated investors’ rights agreement, or IRA, contained in Exhibit 4.2 to this registration statement provides for indemnification of certain of our stockholders against liabilities described in our IRA.

We maintain insurance policies that indemnify our directors and officers against various liabilities under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

Item 15. Recent Sales of Unregistered Securities

The following sets forth information regarding all unregistered securities from January 31, 2015 to June 1, 2018:

•

We have granted options to purchase 17,847,315 shares of our common stock to directors, officers, employees, and consultants under our 2012 Stock Plan, with per share exercise prices ranging from $3.59 to $7.12.

•	We have granted an option to purchase 402,791 shares of our common stock to a former director outside of our 2012 Stock Plan with an exercise price per share of $4.59.

•

We have issued and sold an aggregate of 5,154,777 shares of our common stock upon exercise of options issued under our 2012 Stock Plan for aggregate consideration of approximately $8,391,803 with per share exercise prices ranging from $0.14 to $5.95.

•

We have issued and sold an aggregate of 402,791 shares of our common stock upon exercise of options issued outside of our 2012 Stock Plan for aggregate consideration of approximately $1,848,811 with a per share exercise price of $4.59.

•

In December 2015 and January 2016, we issued and sold an aggregate of 8,829,410 shares of our Series E preferred stock to 23 accredited investors at a purchase price of $10.0991 per share for aggregate consideration of approximately $89,169,095. In connection with the completion of this offering, all 8,829,410 shares of Series E preferred stock will automatically convert into an equivalent number of shares of common stock.

•	In November 2017, we issued and sold an aggregate of 5,454,542 shares of our Series F preferred stock to 12 accredited investors at a purchase price of $11.00 per share for an aggregate consideration of approximately $59,999,962. In connection with the completion of this offering, all 5,454,542 shares of Series F preferred stock will automatically convert into an equivalent number of shares of common stock.

•	We granted 6,289,602 restricted stock units to directors, officers, employees, and consultants under our 2012 Stock Plan that may be settled for shares of our common stock.

•

We issued and sold an aggregate of 1,107,715 shares of our common stock pursuant to restricted stock purchase agreements issued under our 2012 Stock Plan for aggregate consideration of approximately $4,834,412.

•

We issued and sold an aggregate of 1,869,362 shares of our common stock pursuant to restricted stock purchase agreements issued outside of our 2012 Stock Plan for aggregate consideration of approximately $7,997,899.

•	In April 2015, we issued and sold 13,083 shares of our common stock to one accredited investor, pursuant to a warrant exercise with a per share exercise price of $0.88.

•	In November 2015, we issued and sold 18,858 shares of our common stock to one accredited investor, pursuant to a warrant exercise with a per share exercise price of $0.14.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions, or any public offering. We believe that the offers, sales, and issuances of the above securities were exempt from registration under the Securities Act, including by virtue of Section 4(a)(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering, or in reliance on Rule 701 promulgated under Section 3(b) of the Securities Act because the transactions were pursuant to compensatory benefit plans or contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions. We believe all recipients had adequate information about us or had adequate access, through their relationships with us, to information about us.

Item 16. Exhibits and Financial Statement Schedules

•	Exhibits. We have filed the exhibits listed on the accompanying Exhibit Index, which is incorporated herein by reference.

•

Financial Statement Schedules. All financial statement schedules have been omitted because the information required to be presented in them is not applicable or is shown in the financial statements or related notes, which is incorporated herein by reference.

Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

EXHIBIT INDEX

Exhibit No.	Description

1.1*	Form of Underwriting Agreement.

3.1#	Restated Certificate of Incorporation of Registrant, as amended.

3.2*	Form of Amended and Restated Certificate of Incorporation of Registrant, to be effective upon completion of this offering.

3.3#	Bylaws of Registrant.

3.4*	Form of Amended and Restated Bylaws of Registrant, to be effective upon completion of this offering.

4.1*	Form of Registrant’s common stock certificate.

4.2#	Amended and Restated Investors’ Rights Agreement, dated November 21, 2017, by and among the Registrant and the parties thereto.

4.3#	Warrant to Purchase Stock, dated November 2, 2012.

4.4#	Warrant to Purchase Shares of Common Stock, dated July 16, 2013.

5.1*	Opinion of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2*	2012 Stock Plan and forms of agreements thereunder.

10.3*	The Registrant’s 2018 Equity Incentive Plan, including form agreements, to be in effect upon completion of this offering.

10.4*	Severance and Change in Control Agreement, dated as of , 2018, by and between the Registrant and Frank Calderoni.

10.5*	Severance and Change in Control Agreement, dated as of , 2018, by and between the Registrant and Steven Birdsall.

10.6*	Severance and Change in Control Agreement, dated as of , 2018, by and between the Registrant and Paul Melchiorre.

10.7*	The Registrant’s 2018 Employee Stock Purchase Plan, to be in effect upon the completion of this offering.

10.8*	Confirmatory Employment Letter, dated June , 2018, between the Registrant and Frank Calderoni.

10.9*	Stock Purchase Agreement, dated as of January 29, 2016, by and between the Registrant and Paul Melchiorre.

10.10*	Confirmatory Employment Letter, dated June , 2018, between the Registrant and Steven Birdsall.

10.11*	Compensation Program for Non-Employee Directors.

10.12*	Credit Agreement between the Registrant and Wells Fargo, National Association.

10.13*	Sublease, dated November 9, 2017, by and among the Registrant and athenahealth, Inc.

21.1*	List of Subsidiaries of Registrant.

23.1*	Consent of Independent Registered Public Accounting Firm.

Exhibit No.	Description

23.2*	Consent of Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP (contained in Exhibit 5.1).

24.1*	Power of Attorney (contained in the signature page to this registration statement).

*	To be filed by amendment.
#	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the          day of                 , 2018.

ANAPLAN, INC.

By:
Frank Calderoni President and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Frank Calderoni and                          and each of them, his or her true and lawful attorneys-in-fact and agents, each with full power of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments, including post-effective amendments, to this registration statement, and any registration statement relating to the offering covered by this registration statement and filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date

Frank Calderoni	President and Chief Executive Officer and Director (Principal Executive Officer)	, 2018

	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	, 2018

David Chung	Chief Accounting Officer and Controller (Principal Accounting Officer)	, 2018

Robert E. Beauchamp	Director	, 2018

Susan L. Bostrom	Director	, 2018

Guy Haddleton	Director	, 2018

Ravi Mohan	Director	, 2018

Standish O’Grady	Director	, 2018

Sandesh Patnam	Director	, 2018

Rob Ward	Director	, 2018

David Conte	Director	, 2018